   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER   , 1999
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 NEXTCARD, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             6141                           68-0384-606
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            ------------------------

                                 JEREMY R. LENT
                            CHIEF EXECUTIVE OFFICER
                                 NEXTCARD, INC.
                         595 MARKET STREET, SUITE 1800
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 836-9700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                   COPIES TO:

               RONALD H. STAR, ESQ.                              MICHAEL J. HALLORAN, ESQ.
                 JOANNE BAL, ESQ.                                 KAREN A. DEMPSEY, ESQ.
              ELIZABETH B. KENT, ESQ.                              DAVINA K. KAILE, ESQ.
               BRETT MCDONNELL, ESQ.                                KAREN M. YAN, ESQ.
         HOWARD, RICE, NEMEROVSKI, CANADY,                     PILLSBURY MADISON & SUTRO LLP
     FALK & RABKIN, A PROFESSIONAL CORPORATION                     235 MONTGOMERY STREET
        THREE EMBARCADERO CENTER, SUITE 700                   SAN FRANCISCO, CALIFORNIA 94104
          SAN FRANCISCO, CALIFORNIA 94111                             (415) 983-1000
                  (415) 434-1600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM        PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF           AMOUNT TO BE         OFFERING PRICE PER      AGGREGATE OFFERING          AMOUNT OF
 SECURITIES TO BE REGISTERED        REGISTERED(1)             UNITS (2)              PRICE(1)(2)           REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par
  value.......................        8,050,000                 $32.75               $263,637,500              $73,291
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

     (1) Includes shares subject to over-allotment option granted to the underwriters.
     (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low prices of the common stock as reported on the Nasdaq National Market on November 18, 1999.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                   SUBJECT TO COMPLETION -- NOVEMBER   , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
               , 1999

                                 NEXTCARD LOGO

                        7,000,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

NEXTCARD, INC.:

- We are a leading Internet-based provider of consumer credit.

- Our product, the NextCard Visa(R), is offered through our website, www.nextcard.com.

- NextCard, Inc.
  595 Market Street, Suite 1800
  San Francisco, California 94105
  (415) 836-9700

SYMBOL & MARKET:

- NXCD/Nasdaq National Market

LAST REPORTED SALE PRICE:

- $32.06
THE OFFERING:
- We are offering 3,500,000 shares of our common stock, and the selling stockholders identified in this prospectus are offering 3,500,000 shares of our common stock.

- The underwriters have an option to purchase an additional 750,000 shares from NextCard and 300,000 from selling stockholders to cover over-allotments.

- We plan to use the net proceeds to us from this offering for general corporate purposes, including working capital, funding of credit card receivables and further capitalization of NextBank, N.A.

- Closing:             , 1999

-----------------------------------------------------------------------------------------------
                                                             Per Share             Total
-----------------------------------------------------------------------------------------------
Public offering price:                                  $                   $
Underwriting fees:
Proceeds to NextCard:
Proceeds to selling stockholders:
-----------------------------------------------------------------------------------------------

    THIS INVESTMENT INVOLVES RISK.  SEE "RISK FACTORS" BEGINNING ON PAGE 6.

--------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
DONALDSON, LUFKIN & JENRETTE                                GOLDMAN, SACHS & CO.
               THOMAS WEISEL PARTNERS LLC
                                       PRUDENTIAL SECURITIES
                                                               U.S. BANCORP
PIPER JAFFRAY
                                                                  DLJDIRECT INC.

                          [Inside Cover of Prospectus]

                     [Picture of www.nextcard.com web page]

                                   Apply Now!

                             [Prospectus Gatefold]

       [NextCard online             [NextCard PictureCard           [NextCard Go Shopping!
       balance transfer                   web page]                       web page]
          web page]                  My Visa PictureCard
                                                                   Internet Shopping Tools
   Transfer balances online

                                       You're Approved!
                                         [Picture of
                                        NextCard Visa
                                        credit cards]

       [NextCard offers                                          Double Rewards Points offers
     customized web page]                                         [NextCard Reward web page]
  Customized upgrade offers
                                      [NextCard account
                                     statement web page]
                                         Manage your
                                        account online

                               TABLE OF CONTENTS

                                      Page
Prospectus Summary..................    3
Risk Factors........................    6
Special Note Regarding
  Forward-Looking Statements........   17
Use of Proceeds.....................   18
Price Range of Common Stock.........   18
Dividend Policy.....................   18
Capitalization......................   19
Dilution............................   20
Selected Consolidated Financial
  Data..............................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   23

                                      Page
Business............................   36
Management..........................   53
Certain Transactions................   62
Principal and Selling
  Stockholders......................   63
Description of Capital Stock........   66
Shares Eligible for Future Sale.....   70
Underwriting........................   71
Legal Matters.......................   73
Experts.............................   74
Additional Information..............   74
Index to Consolidated Financial
  Statements........................  F-1

                            ------------------------

     Our website is www.nextcard.com. The information on our website is not incorporated by reference into this prospectus.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

     Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' option to purchase an additional 1,050,000 shares of common stock.

     The shares of common stock we are selling in this offering are voting shares. We also have a series of nonvoting common stock that will remain outstanding after the closing of this offering. Except as otherwise indicated, all references to common stock and common shares include our nonvoting common stock.
                            ------------------------

     NextCard is our registered trademark. This prospectus also contains trademarks of other companies.

                           [INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding us and our common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus.

                                 NEXTCARD, INC.

OUR BUSINESS

     We are a leading Internet-based provider of consumer credit. We were the first company to offer an online credit approval system for a Visa card and to provide interactive, customized offers for credit card applicants.

     We combine expertise in consumer credit, an exclusive Internet focus and sophisticated direct marketing techniques with the aim of attracting profitable customer segments on the Internet. Our product, the NextCard Visa, which we call the First True Internet Visa, is marketed to consumers through our website, www.nextcard.com. The NextCard Visa, which can be used for both online and offline purchases, offers:

     - ONLINE CREDIT APPROVAL WITHIN SECONDS

     - ONLINE SELECTION OF CUSTOMIZED OFFERS BASED UPON THE APPLICANT'S CREDIT PROFILE

     - INTERNET SHOPPING ENHANCEMENTS

     - INTERNET-BASED ACCOUNT MANAGEMENT

OUR MARKET OPPORTUNITY

     Due to the growth of electronic commerce, the ability to target customers on the Internet and the dynamics of the credit card industry, we believe there is a significant opportunity to offer credit cards through targeted marketing on the Internet. NextCard was formed to capitalize on this opportunity.

OUR STRATEGY

     Our objective is to enhance our position as a leading Internet-based provider of customized consumer credit products and services. The key elements of our strategy are:

     - DIRECT MARKETING STRATEGY: Use data analysis techniques to expand our expertise in Internet direct marketing in order to find and attract the most profitable customers.

     - PRODUCT STRATEGY: Offer customized product choices to our customers, allowing them to design their own credit cards interactively.

     - TECHNOLOGY STRATEGY: Apply Internet innovations as they occur to provide enhanced customer functionality more rapidly than our competitors.

     - BRANDING STRATEGY: Leverage our leadership in Internet consumer financial services to continue to build brand recognition.

     The NextCard Visa has experienced significant consumer demand since its introduction in December 1997. As of September 30, 1999, we had over $268.0 million in loan receivables outstanding, and had approximately 134,000 open credit card accounts. We earn most of our revenue from the finance charges paid by our customers based on their outstanding credit card balances. We also earn revenue from the amounts paid through the Visa system for purchases made with the NextCard Visa and from fees paid by our cardholders.

                                  THE OFFERING

Common stock offered by NextCard......      3,500,000 shares

Common stock offered by selling
stockholders..........................      3,500,000 shares

Common stock and nonvoting common
stock to be outstanding after the
  offering............................      49,701,517 shares

Use of proceeds.......................      For general corporate purposes,
                                            including working capital, funding
                                            of credit card receivables and
                                            further capitalization of NextBank,
                                            N.A., our limited purpose bank
                                            subsidiary. We will not receive any
                                            of the proceeds from the sale of the
                                            shares of our common stock being
                                            offered by the selling stockholders.
                                            See "Use of Proceeds."

Dividend policy.......................      We do not anticipate paying cash
                                            dividends in the foreseeable future.

Nasdaq National Market symbol.........      NXCD

     The outstanding share information is based on our shares outstanding as of September 30, 1999. This information excludes:

     - 13,235,616 shares reserved under our 1997 Stock Plan, of which 7,433,524 shares are subject to outstanding options at a weighted average exercise price of $3.08 per share;

     - 5,802,092 shares reserved for future option grants under our 1997 Stock Plan; and

     - Warrants to purchase 1,023,621 shares at a weighted average price of $1.28 per share.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              NINE MONTHS ENDED
                                                          PERIOD FROM           YEAR ENDED      SEPTEMBER 30,
                                                    JUNE 5, 1996 (INCEPTION)   DECEMBER 31,   ------------------
                                                      TO DECEMBER 31, 1997         1998        1998       1999
                                                                                                 (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS:
Interest income...................................          $    93              $    502     $   228   $ 10,577
Interest expense..................................               --                    62          48      5,762
                                                            -------              --------     -------   --------
Net interest income...............................               93                   440         180      4,815
Provision for loan losses.........................               --                    --          --      5,227
                                                            -------              --------     -------   --------
Net interest income (loss) after provision for
  loan losses.....................................               93                   440         180       (412)
Non-interest income...............................               --                   697         306      2,089
Non-interest expenses.............................            1,977                17,199       9,731     54,121
Provision for income taxes........................                2                     2          --         --
                                                            -------              --------     -------   --------
Net loss..........................................          $(1,886)             $(16,064)    $(9,245)  $(52,444)
                                                            =======              ========     =======   ========
Basic and diluted net loss per share..............          $ (1.08)             $  (5.07)    $ (3.03)  $  (2.11)
                                                            =======              ========     =======   ========
Weighted-average shares of common stock
  outstanding used in computing basic and diluted
  net loss per share(1)...........................            1,747                 3,166       3,050     24,809
Pro forma basic and diluted net loss per share
  (unaudited).....................................               --                    --          --   $  (1.28)
                                                                                                        ========
Shares used in computing pro forma basic and
  diluted net loss per share(1) (unaudited).......               --                    --          --     41,001
SUPPLEMENTAL OPERATING DATA -- ASSETS UNDER
  MANAGEMENT(2):
Total credit card receivables outstanding.........               --              $ 66,042     $35,334   $268,014
Total number of open credit card accounts.........               --                    40          19        134
Total revenue: interest income and non-interest
  income..........................................               --              $  1,199     $   534   $ 12,666

                                                                AS OF SEPTEMBER 30, 1999
                                                              -----------------------------
                                                                ACTUAL       AS ADJUSTED(3)
                                                                       (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 99,534         $205,634
Credit card loan receivables, net of allowance for loan
  losses....................................................    261,836          261,836
Total assets................................................    388,906          495,006
Secured borrowings..........................................    229,129          229,129
Total liabilities...........................................    264,284          264,284
Total stockholders' equity..................................    124,622          230,722

---------------
(1) See Note 2 of notes to Consolidated Financial Statements for an explanation of the number of shares used in per share computations.

(2) For the periods ending September 30, 1998 and December 31, 1998, assets under management represented all credit card loan receivables generated under the NextCard Visa and outstanding on Heritage Bank of Commerce's balance sheet. For the periods ending March 31, 1999 and June 30, 1999, assets under management represented all credit card loan receivables generated under the NextCard Visa and outstanding on Heritage Bank of Commerce's and our balance sheets. As of September 30, 1999, assets under management represent all credit card loan receivables generated under the NextCard Visa and outstanding on our balance sheet.

(3) Adjusted to reflect the sale of 3,500,000 shares of common stock offered in this offering at an assumed public offering price of $32.06 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of our estimated net proceeds from the offering. See "Capitalization."

                                  RISK FACTORS

     You should carefully consider the risks described below and the other information in this prospectus before making an investment decision.

     If any of the following risks occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

     OUR LIMITED OPERATING HISTORY MAKES EVALUATION OF OUR BUSINESS AND PROSPECTS DIFFICULT.

     NextCard was formed in June 1996. We introduced the NextCard Visa in December 1997. We have only a limited operating history on which you can base an evaluation of our business and prospects. Our business and prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the market for Internet products and services.

     WE HAVE A HISTORY OF LOSSES AND WE ANTICIPATE SIGNIFICANT FUTURE LOSSES.

     We incurred net losses of $1.9 million for the period from our inception through December 31, 1997, $16.1 million for the year ended December 31, 1998 and $52.4 million for the nine months ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of $70.4 million. To date, we have not achieved profitability and we expect to incur significant and increasing net losses for at least the next three years. We intend to continue to invest significantly in marketing, operations, technology and the development of statistical analyses. As a result, we will need to generate significant revenue to achieve profitability. We cannot be certain that we will be able either to maintain our recent revenue growth rates or to generate adequate revenue to achieve profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     OUR LIMITED OPERATING HISTORY MAKES OUR FINANCIAL FORECASTING DIFFICULT.

     Due to our limited operating history, we cannot forecast operating expenses based on our historical results. Accordingly, we base our forecast of operating expenses, in part, on future revenue projections. Most of these expenses are fixed in the short term and we may not be able to quickly reduce spending if we achieve lower than anticipated revenue. Our ability to accurately forecast our revenue is limited. If our revenue does not meet our internally developed projections, our net losses will be even greater than we anticipate and our business, operating results and financial condition may be materially and adversely affected.

     OUR UNSEASONED CREDIT CARD PORTFOLIO MAKES OUR PREDICTION OF DELINQUENCY AND LOSS LEVELS DIFFICULT.

     As of September 30, 1999, approximately 75% of our credit card balances were generated in the last six months. As a result, we cannot accurately predict the levels of delinquencies and losses that can be expected from our portfolio over time. As our portfolio becomes more seasoned, the level of losses may increase. Any material increase in delinquencies or losses above our expectations could materially and adversely impact our results of operations and financial condition. See "Business -- Underwriting and Credit Management."

     WE MAY BE UNABLE TO RETAIN CUSTOMERS WHEN WE INCREASE THEIR INTRODUCTORY OR FIXED INTEREST RATES.

     To attract new customers, we have offered and may continue to offer low introductory interest rates that increase after expiration of the introductory period. In addition, we offer fixed rate products that may increase if customers fail to pay their credit card bills on a timely, consistent basis. Given our limited operating history, we do not know what percentage of our customers will continue to use their NextCard Visa after they are repriced. If fewer customers than we expect continue to use their NextCard Visa after they are repriced, our results of operations would be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Underwriting and Credit Management."

     WE MAY ENCOUNTER DIFFICULTIES DUE TO OUR UNTESTED CUSTOMER BASE.

     We target our credit card products to Internet users. Lenders historically have not solicited this market to the same extent as more traditional market segments. As a result, there is less historical experience with respect to the credit risk and performance of these consumers. We may not be able to successfully target and evaluate the creditworthiness of these consumers. Therefore, we may encounter difficulties managing the expected delinquencies and losses and appropriately pricing our products. In addition, we may consider using additional internally developed criteria to enhance or replace our existing criteria. We have limited experience developing and implementing credit criteria. As a result, as compared to issuers targeting traditional market segments, we could experience any or all of the following:

     - a greater number of cardholder payment defaults or other unfavorable payment behavior;

     - an increase in fraud by our cardholders and third parties; and

     - changes in the traditional patterns of cardholder loyalty and usage.

     In addition, because we are targeting a new customer base, we have comparatively little information about the potential size of our target market, our customer usage patterns and other factors that could significantly affect the demand for our products and services. Moreover, general economic factors, such as the rate of inflation, unemployment levels and interest rates may affect our target market customers more severely than other market segments, which could increase our delinquencies and losses. See "Business -- Underwriting and Credit Management."

    FLUCTUATIONS IN OUR QUARTERLY REVENUE AND OPERATING RESULTS MAY AFFECT THE PRICE OF OUR COMMON STOCK.

     Quarterly fluctuations in our earnings could adversely affect the market price of our common stock. Our revenue consists of the finance charges paid by our customers based on their outstanding balances, the amounts received through the Visa system based upon a percentage of our customers' purchases and the fees paid by our customers. As a result, we depend substantially on the level of customer balances, the level of interest rates on our credit card portfolios timing of payments of our cardholders and the volume of NextCard Visa purchases. Variations of these factors could affect our quarterly revenue. Any shortfall in our revenue would have a direct impact on our operating results for a particular quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Our quarterly operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control. These factors include:

     - the volume of credit card loans generated from our products and our ability to successfully manage our credit card loan portfolio;

     - the announcement or introduction of new websites, services and products by us or our competitors and the level of price competition for the products and services we offer;

     - our ability to securitize credit card loan receivables and the timing of such securitizations;

     - the amount and timing of our operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure;

     - technical difficulties, system downtime, Internet service problems and our ability to expand and upgrade our computer systems to handle increased traffic;

     - the success of our brand building, advertising and marketing campaigns, including our recently announced agreement with Amazon.com, L.L.C.; and

     - general economic conditions, including interest rate volatility, and economic conditions specific to the Internet, online commerce and the credit card industry.

     WE MAY BE UNABLE TO SATISFACTORILY FUND OUR WORKING CAPITAL REQUIREMENTS.

     If our current funding, including the net proceeds to us generated by this offering, becomes insufficient to support future operating requirements, we will need to obtain additional funding either by increasing our lines of credit or by raising additional debt or equity from the public or private capital markets. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our failure to raise additional funding when needed could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the ownership percentage of our then-current stockholders would be reduced. Furthermore, the equity securities may have rights, preferences or privileges senior to those of our common stock.

     WE MAY BE UNABLE TO SATISFACTORILY FUND OUR LOAN PORTFOLIO.

     Our primary source of funding is the securitization of our credit card loan portfolio through commercial paper conduit facilities. We currently fund our loan portfolio through the following commercial paper conduit facilities: a $300.0 million facility arranged by Barclays Bank PLC, a $150.0 million facility arranged by ING Barings (U.S.) Capital Markets LLC and a $220.0 million facility established November 12, 1999 with First Union Securities, Inc. As of September 30, 1999, $229.1 million was outstanding under the Barclays Bank facility and there was no amount outstanding under the ING Barings facility.

     Securitization transactions involve the sale of beneficial interests in credit card loan balances. Until now, we have completed securitization transactions on terms that we believe are favorable. The availability of securitization funding, however, depends on the difficulty and expense of the funding. Securitizations can be affected by many factors, such as whether a third party will be willing to provide credit enhancement and the rates at which cardholders have repaid their balances in the past. In addition, legal, regulatory, accounting and tax changes can make securitization funding more difficult, more expensive or unavailable on any terms. Securitizations may not always offer us attractive funding, and we may have to seek other more expensive funding sources in the future. In general, the amount, type and cost of our financing affect our financial results. Changes within our organization and changes in the activities of parties with which we have agreements or understandings could all make the financings available to us more difficult, more expensive or unavailable on any terms.

     With the acquisition of NextBank, our funding strategy includes the ability to fund a portion of our loan portfolio through short-term deposits solicited and received by NextBank. We may not be able to attract or retain sufficient deposits at attractive interest rates to fund our loan portfolio through NextBank. Moreover, if adequate capital is not available, we also may be subject to an increased level of regulatory supervision that could have an adverse effect on our operating results and financial condition.

     OUR CUSTOMERS MAY BECOME DISSATISFIED BY SYSTEM DISRUPTIONS AND FAILURES.

     Our website has in the past experienced, and may in the future experience, slower than normal response times or other problems, such as system unavailability. Customers may become dissatisfied by any system failure that interrupts or delays our ability to provide our services to them. Any interruption or delay in our operations could materially and adversely affect our business.

     If the number of users of our website increases substantially, we will need to significantly expand and upgrade our technology, transaction processing systems and network infrastructure. Our website must accommodate a high volume of users and deliver frequently updated information. The number of visitors and credit card applicants to our website has increased substantially since we introduced the NextCard Visa, and we anticipate that this traffic will further increase over time. However, it is difficult to predict the future traffic on our website. Marketing efforts and other events could cause traffic to strain our website's capacity. We do not know whether we will be able to accurately project the rate or timing of any traffic increases, or expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner.

     Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power losses, telecommunication failures, break-ins, sabotage, computer viruses, acts of vandalism and similar events. As we currently do not have back-up systems for most aspects of our operations, a failure of a single aspect of our system could cause interruptions or delays in our entire operation. We do not carry sufficient business interruption insurance to compensate for losses that could occur.

     WE DEPEND ON A LIMITED NUMBER OF VENDORS FOR ESSENTIAL SERVICES.

     We rely on a number of services furnished to us by either a single vendor or a limited number of vendors. We also depend, directly and indirectly, on other key third party vendors to provide essential services. In the event that any of our agreements with any of these third parties is terminated, we may not be able to find an alternative source of support on a timely or commercially reasonable basis, if at all. Any interruption, deterioration or termination in these third-party services could be disruptive to our business and harm our results of operations and financial condition. See "Business --
Operations -- Key Outside Relationships."

     WE MAY BE ADVERSELY AFFECTED IF WE FAIL TO ATTRACT AND RETAIN KEY
PERSONNEL.

     Our success depends largely on the skills, experience and performance of certain key members of our management. If we lose one or more of these key employees, particularly Jeremy Lent, our Chairman of the Board, Chief Executive Officer and President, our business, operating results and financial condition would be materially adversely affected. Our success also depends on our continued ability to attract, retain and motivate highly skilled employees. Competition for employees both for Internet-based businesses and for financial services businesses is intense, particularly for personnel with technical training and experience. We may be unable to retain our key employees or to attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

     WE MAY BE UNABLE TO EFFECTIVELY MANAGE THE RAPID GROWTH IN OUR OPERATIONS.

     Since the introduction of our NextCard Visa product in December 1997, we have experienced rapid growth in our operations. From December 31, 1997 through September 30, 1999, we grew from approximately 18 to 244 employees, and our loans under management increased from $0 to $268.0 million. We are planning for continued rapid growth of our operations. This growth requires us to expand our marketing, customer service and support, credit and technology organizations. There can be no assurance that we will be able to attract and retain sufficient numbers of personnel to satisfy our anticipated growth. In particular, as we rely heavily on temporary personnel to satisfy our growing personnel demands, we may be unable to continue to attract and retain a sufficient number of temporary employees to support our future growth. Rapid growth places a significant strain on our financial reporting, information and management systems and resources. Our business, results of operations and financial condition will be materially adversely affected if we are unable to effectively manage our expanding operations. For example, if we are unable to maintain and scale our financial reporting and information systems, we may not have access to adequate, accurate and timely financial information.

     WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP NEXTCARD AS A BRAND.

     The dynamics of a brand name have traditionally worked differently in the credit card market than in many other industries. In the credit card market, consumers have responded more to brand names, such as Visa or MasterCard, than to the identity of the issuer. The Internet may change underlying market dynamics for brand recognition as compared to the offline market. Accordingly, we are aggressively implementing our marketing plan to establish brand recognition with Internet users to persuade customers to switch to our products and services, particularly because we compete, or expect to compete, with larger financial institutions that have well-established brand names. We cannot assure you that we will successfully develop our brand name. If the brand name of online credit card issuers becomes important, and if other credit card issuers begin to compete with us for online brand name recognition, our business, results of operations and financial condition could be materially and adversely affected.

RISKS RELATED TO OUR INDUSTRY

     OUR PERFORMANCE WILL DEPEND ON THE GROWTH OF THE INTERNET AND INTERNET COMMERCE.

     Our future success depends heavily on the overall continued growth and acceptance of the Internet, including its use in electronic commerce. If Internet usage or commerce does not continue to grow or grows more slowly than expected, our business, operating results and financial condition will be adversely affected. Consumers and businesses may reject the Internet as a viable medium for a number of reasons. These include potentially inadequate network infrastructure, slow development of enabling technologies and insufficient commercial support. The Internet infrastructure may not be able to support the demands placed on it by increased Internet usage and bandwidth requirements. In addition, delays in the development or adoption of new standards and procedures required to handle increased levels of Internet activity, or increased government regulation, could cause the Internet to lose its viability as a commercial medium. Even if the required infrastructure, standards, procedures or related products, services and facilities are developed, we may incur substantial expenses adapting our solutions to changing or emerging technologies.

     OUR PERFORMANCE WILL DEPEND ON THE CONTINUED GROWTH OF THE FINANCIAL SERVICES MARKET.

     Our business would be adversely affected if the growth in Internet financial products and services does not continue or is slower than expected. Although we believe the Internet has the potential to transform the delivery of consumer financial products, consumers' acceptance of recently introduced financial products and services is at an early stage and is subject to a high level of uncertainty. Although our long-term vision is to redefine the banking experience for the Internet consumer, presently we offer only a single product, the NextCard credit card. As the online financial services industry matures, government-imposed regulations could become so stringent that we may be economically precluded from offering online financial products and services.

     INTENSE AND INCREASING COMPETITION IN FINANCIAL SERVICES COULD HARM OUR BUSINESS.

     The financial services market is rapidly evolving and intensely competitive. The recently enacted Gramm-Leach-Bliley Act of 1999, which permits the affiliation of commercial banks, insurance companies and securities firms, may increase the level of competition in the financial services market, including the credit card business. We operate in this competitive environment with a number of other companies, many of whom have significantly longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Some of our competitors may be able to obtain funding at a more favorable rate than we can obtain. In addition, our business model anticipates that we will derive a large majority of our revenue from the interest charged on credit card balances contained in the portfolio of loans we hold. Increased competition could require us to reduce the interest rates we charge on our customers' balances. This could have a material adverse effect on our business, results of operations and financial condition.

     Other credit card issuers and traditional commercial banks may increasingly compete in the online credit card market. Existing Internet providers and new Internet entrants may launch new websites using commercially available software. In addition, companies that provide alternate online payment methods, such as debit card and micropayment offerings, may compete for our business. While the credit card market traditionally has been very fragmented, the Internet could change traditional market dynamics and enable new competitors to rapidly acquire significant market share.

     Our competitors may respond more quickly than we can to new or emerging technologies and changes in customer requirements. They may be able to:

     - devote greater resources than we can to the development, promotion and sale of their products and services;

     - replicate our products and services;

     - engage in more extensive research and development;

     - undertake farther-reaching marketing campaigns;

     - adopt more aggressive pricing policies;

     - make more attractive offers to existing and potential employees and strategic partners;

     - more quickly develop new products and services or enhance existing products and services;

     - bundle consumer products and services in a manner that we cannot provide; and

     - establish cooperative relationships among themselves or with third parties, including large Internet participants, to increase the ability of their products and services to address the needs of our prospective customers.

     We cannot assure you that we will be able to compete successfully or that competitive pressures will not materially and adversely affect our business, results of operations or financial condition. See "Business -- Competition."

     OUR OPERATING RESULTS ARE SUBJECT TO INTEREST RATE FLUCTUATIONS.

     The majority of our revenue is generated by the interest rates we charge on outstanding balances in the form of finance charges, which are based on prevailing interest rates. Accordingly, fluctuations in interest rates will affect our revenue. At the same time, a significant portion of our outstanding balances are at fixed rates and do not fluctuate with interest rate movements. Our borrowing costs may also fluctuate based on general interest rate fluctuations. A rise in our borrowing costs may not be met by a corresponding increase in revenue generated by finance charges. Likewise, a decrease in revenue generated by finance charges may not be met by a corresponding decrease in borrowing costs. Thus, either a rise or a fall in the prevailing interest rates could materially and adversely affect our results of operations and financial condition. We may have to manage our interest rate risk through interest rate hedging techniques. However, we currently do not use hedging techniques, and they may not be successful in reducing or eliminating our interest rate risk in the future.

     WE MAY BE UNABLE TO INTRODUCE NEW SERVICES, FEATURES AND FUNCTIONS.

     The Internet and related financial institutions marketplaces are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. Our future success will depend on our ability to adapt to rapidly changing technologies and to enhance existing products and services, as well as to develop and introduce a variety of new products and services to address our customers' changing demands. We may experience difficulties that delay or prevent the successful design, development, introduction or marketing of our products and services. In addition, material delays in introducing new products and services and enhancements may cause customers to forego purchases of our products and services and purchase instead those of our competitors. See "Business -- Competition."

     SECURITY BREACHES COULD DAMAGE OUR REPUTATION AND BUSINESS.

     The secure transmission of confidential information over the Internet is essential to maintain consumer and supplier confidence in our products and services. Advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer transaction data.

     A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Security breaches could damage our reputation and expose us to a risk of loss or litigation. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches. See "Business -- Operations."

     Consumers generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the Internet as a means of conducting commercial transactions. Our ability to provide financial services over the Internet would be severely impeded if consumers become unwilling to transmit confidential information online. As a result, our operations and financial condition would be materially and adversely affected.

    WE MAY FACE INCREASED GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES.

     To date, communications and commerce on the Internet have not been highly regulated. However, Congress has held hearings on whether to regulate providers of services and transactions in the electronic commerce market. It is possible that Congress or individual states could further enact laws regulating Internet banking that address issues such as user privacy, pricing and the characteristics and quality of products and services. For example, the Gramm-Leach-Bliley Act of 1999 established new privacy requirements applicable to all financial institutions. Any restrictions on the collection and use of such consumer information over the Internet could adversely affect our direct marketing efforts. In addition, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet. Any new laws or regulations relating to the Internet could adversely affect our business.

     Our business is subject to extensive federal and state regulation, including regulation under consumer protection laws. NextBank, our wholly owned subsidiary, is a limited purpose national credit card bank, and is subject to regulation under federal banking laws and certain laws of California and other states, as well as regulatory supervision by the Office of the Comptroller of the Currency (OCC) and the FDIC. As an affiliate of NextBank, we are also subject to oversight by the OCC and the FDIC. Existing and future legislation and regulatory supervision could have a material adverse effect on our business, including our credit and authentication policies, pricing and products. See "Business -- Government Regulation."

     NextBank is subject to minimum capital, funding and leverage requirements prescribed by federal statute and the OCC regulations and orders. If NextBank fails to meet these regulatory capital requirements, NextBank will be subject to additional restrictions that could have a material adverse effect on our ability to conduct normal operations and possibly result in the seizure of NextBank by government regulators under certain circumstances. Our ability to maintain or increase NextBank's capital levels in the future will be subject to, among other things, general economic conditions, our ability to raise new capital and our ability and willingness to make additional capital contributions to NextBank or a related institution. See "Business -- NextBank."

     WE MAY FACE DIFFICULTIES PROTECTING AND ENFORCING OUR INTELLECTUAL PROPERTY RIGHTS.

     Our success and ability to compete are substantially dependent on our proprietary technology and trademarks, which we attempt to protect through a combination of patent, copyright, trade secret and trademark laws as well as confidentiality procedures and contractual provisions. However, any steps we take to protect our intellectual property may be inadequate, time consuming and expensive. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition. In addition, we may infringe upon the intellectual property rights of third parties, including third party rights in patents that have not yet been issued. Any such infringement, or alleged infringement, could have a material adverse effect on our business, results of operations and financial condition.

     We have filed three patent applications and have applied to register several of our trademarks, both in the United States and abroad. We cannot assure you that our patent applications or trademark registrations will be approved. Moreover, even if approved, they may not provide us with any competitive advantages or may be challenged by third parties. Legal standards relating to the validity, enforceability and scope of intellectual property rights in Internet-related industries are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Any litigation surrounding such rights could force us to divert important financial and other resources away from our business operations.

     We collect and utilize data derived from applications on the NextCard website and through transactions made using our products. Although we believe that we have the right to use such data and compile such data in our database, we cannot assure you that any intellectual property protection will be available for such information subject to any limitations related to privacy such as those contained in the Gramm-Leach-Bliley Act. In addition, third parties may claim rights to such information.

     We have licensed, and may license in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties. See "Business -- Marketing." While we attempt to ensure that the quality of our brand is maintained by such business partners, such partners may take actions that could materially and adversely affect the value of our proprietary rights or our reputation. This could, in turn, have a material adverse effect on our business, results of operations and financial condition.

     WE FACE COMPUTER SYSTEM AND SOFTWARE RISKS RELATED TO THE YEAR 2000.

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with the year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     The risks posed by year 2000 issues could adversely affect our business in a number of significant ways. Our internally developed proprietary software, which includes substantially all of the systems for the operation of our website could be adversely affected by year 2000 issues. Our information technology systems also depend on information technology and services supplied by third parties. Year 2000 problems experienced by us or any third party supplier could materially adversely affect our business. Additionally, the Internet could face serious disruptions arising from year 2000 issues.

     We cannot guarantee that:

     - our or our suppliers' systems will be year 2000 compliant in a timely manner, or that there will not be significant interoperability problems among information technology systems;

     - consumers will be able to visit our website without serious disruptions arising from year 2000 issues;

     - disruptions in other industries and market segments will not adversely affect our business; or

     - our costs related to year 2000 compliance will be insignificant.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

RISKS RELATED TO THIS OFFERING

     OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

     The trading price of our common stock has been and is likely to be highly volatile. The market price of the common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

     - variations in quarterly operating results which differ from market expectations;

     - changes in financial estimates or ratings by securities analysts;

     - changes in market valuations of Internet or financial services companies;

     - fluctuations in interest rates;

     - announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - sales of common stock or termination of stock transfer restrictions; and

     - fluctuations in stock market price and volume, which are particularly common among securities of Internet companies.

     In addition, the Nasdaq National Market, where most publicly held Internet companies are traded, has recently experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. The trading prices of many Internet companies' stocks are at or near historical highs and these trading prices and multiples are substantially above historical levels. These trading prices and multiples may not be sustainable. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance.

     In the past, following periods of volatility in the market price of a particular company's securities, stockholders have instituted securities class action litigation against such company. Securities class action litigation may result in substantial costs and a diversion of management's attention and our resources.

     SUBSTANTIAL SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK
PRICE.

     Sales of a substantial number of shares of our common stock in the public market, could cause the market price of our common stock to decline by potentially introducing a large number of sellers of our common stock into a market in which the common stock price is already volatile. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have 49,701,517 shares outstanding, or 50,451,517 shares if the underwriters' option to purchase an additional 750,000 shares of common stock from us is exercised in full, and 6,447,211 shares subject to currently exercisable options and warrants. Approximately 37,912,133 shares of common stock were issued and sold by us in private transactions and are restricted shares. These shares are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144 or 701 under the Securities Act. On November 10, 1999, "lock-up" agreements applying to 37,667,021 shares executed in connection with our initial public offering expired. We expect that, in connection with this offering, our directors, executive officers, certain private equity funds and selling stockholders will enter into lock-up agreements expiring 90 days from the date of this prospectus covering an aggregate of 26,514,649 shares of our common stock. After execution of the 90-day lockup agreements, 8,142,173 restricted shares will be currently available for sale in the public market, subject to certain limitations of Rule 144 of the Securities Act. Beginning 90 days after the date of this prospectus, or earlier with our consent and the consent of Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co., all restricted shares will become available for sale in the public market, subject to Rule 144 limitations. The 7,000,000 shares sold in this offering, or 8,050,000 shares if the underwriters' option is exercised in full, will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

     Subject to our consent, Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co. may release all or any portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. See "Shares Eligible for Future Sale."

    OUR PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS COULD CONTROL STOCKHOLDER VOTES AND OUR MANAGEMENT AND AFFAIRS.

     Following this offering, our executive officers, directors and 5% or greater stockholders will own up to approximately 60% of our outstanding common stock. As a result, they may act together to control all matters submitted to stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets). In addition, their large ownership position could enable them to effectively control our management and affairs. Accordingly, the concentration of ownership may delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. This could, in turn, have an adverse effect on the market price of our common stock. See "Management" and "Principal and Selling Stockholders."

     CERTAIN ANTI-TAKEOVER PROVISIONS MAY DELAY, DEFER OR PREVENT A CHANGE IN CONTROL.

     Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware law could make it more difficult for a third party to acquire control of us without the consent of our board of directors, even if the change was favored by our stockholders. See "Description of Capital Stock."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of the 3,500,000 shares of our common stock offered by us will be approximately $106.1 million, after deducting estimated underwriting discounts and commissions and offering expenses. We will not receive any of the proceeds from the sale of the shares of our common stock being offered by the selling stockholders in this prospectus. If the underwriters' option to purchase an additional 750,000 shares of common stock from us is exercised in full, we estimate that such net proceeds will be approximately $128.9 million.

     We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, funding of credit card receivables and further capitalization of NextBank. Pending these uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- NextBank."

                          PRICE RANGE OF COMMON STOCK

     Since our initial public offering on May 14, 1999, our common stock has been traded on the Nasdaq National Market under the symbol "NXCD." The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the Nasdaq National Market:

                                                              PRICE RANGE OF
                                                               COMMON STOCK
                                                              ---------------
                                                               HIGH     LOW
YEAR ENDING DECEMBER 31, 1999:
Second Quarter (from May 14)................................  $50.00   $22.00
Third Quarter...............................................   41.50    19.13
Fourth Quarter (through November 18, 1999)..................   53.12    22.81

     On November 18, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $32.06 per share. As of November 18, 1999, there were approximately 182 holders of record of our common stock.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. In addition, our lending facilities contain certain restrictions on our ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth our unaudited capitalization as of September 30, 1999:

     - on an actual basis; and

     - as adjusted to reflect our receipt of the estimated net proceeds from our sale of 3,500,000 shares of common stock in this offering at an assumed public offering price of $32.06 per share (after deducting the estimated underwriting discounts and commissions and offering expenses) and the application of our proceeds from this offering:

                                                              AS OF SEPTEMBER 30, 1999
                                                              ------------------------
                                                                                AS
                                                                ACTUAL       ADJUSTED
Common stock and nonvoting common stock, 87,432,715 shares
authorized, 46,201,517 shares outstanding actual; 87,432,715 shares authorized, 49,701,517 shares outstanding as
adjusted....................................................   $     46      $     50
Notes receivable from officers..............................        (13)          (13)
Additional paid-in capital..................................    209,918       316,014
Deferred stock compensation.................................    (14,935)      (14,935)
Accumulated deficit.........................................    (70,394)      (70,394)
                                                               --------      --------
          Total stockholders' equity........................    124,622       230,722
                                                               --------      --------
          Total capitalization..............................   $124,622      $230,722
                                                               ========      ========

The outstanding share information is based on our shares outstanding as of September 30, 1999. The information excludes:

     - 7,433,524 shares of common stock issuable upon exercise of options outstanding on September 30, 1999, with a weighted average exercise price of $3.08 per share;

     - 5,802,092 shares of common stock reserved for issuance of ungranted options under our 1997 Stock Plan; and

     - 1,023,621 shares of common stock subject to outstanding warrants, with a weighted average exercise price of $1.28 per share.

                                    DILUTION

     The actual net tangible book value as of September 30, 1999, was approximately $119.6 million, or $2.59 per share of common stock. Net tangible book value per share represents the amount of total assets, less intangible assets and total liabilities, divided by the number of shares outstanding. After giving effect to the issuance and sale of the 3,500,000 shares of common stock offered by us and deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of September 30, 1999, would have been $225.7 million, or $4.54 per share. This represents an immediate increase in the net tangible book value of $1.95 per share to the existing stockholders and an immediate and substantial dilution of $27.52 per share to the new public investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share.....................           $32.06
Net tangible book value per share at September 30, 1999.....  $2.59
     Increase per share attributable to new public
      investors.............................................   1.95
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................             4.54
                                                                       ------
Dilution per share to new investors.........................           $27.52
                                                                       ======

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected consolidated financial data presented below for the period from June 5, 1996 (date of inception) through December 31, 1997 and for, and as of, the year ended December 31, 1998 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated statements of operations for the nine months ended September 30, 1998 and 1999 and the consolidated balance sheet data at September 30, 1998 and 1999 are derived from our unaudited consolidated financials statements. The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations for such periods and financial condition at such dates. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year or future periods. The selected consolidated financial data set forth is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this prospectus.

                                                               PERIOD FROM
                                                               JUNE 5, 1996                      NINE MONTHS ENDED
                                                              (INCEPTION) TO     YEAR ENDED        SEPTEMBER 30,
                                                               DECEMBER 31,     DECEMBER 31,    -------------------
                                                                   1997             1998         1998        1999
CONSOLIDATED STATEMENT OF OPERATIONS:
Interest income:
  Cash and cash equivalents.................................     $    93          $    502      $   228    $  2,585
  Credit card loan receivables..............................          --                --           --       7,992
                                                                 -------          --------      -------    --------
Total interest income.......................................          93               502          228      10,577
Interest expense............................................          --                62           48       5,762
                                                                 -------          --------      -------    --------
Net interest income.........................................          93               440          180       4,815
Provision for loan losses...................................          --                --           --       5,227
                                                                 -------          --------      -------    --------
Net interest income (loss) after provision for loan
  losses....................................................          93               440          180        (412)
                                                                 -------          --------      -------    --------
Non-interest income:
  Servicing and profit and loss sharing.....................          --               662          301         341
  Interchange fees..........................................          --                --           --       1,130
  Card fees and other.......................................          --                35            5         618
                                                                 -------          --------      -------    --------
Total non-interest income...................................          --               697          306       2,089
                                                                 -------          --------      -------    --------
Non-interest expenses:
  Salaries and employee benefits............................       1,495             6,730        4,262      15,322
  Marketing and advertising.................................          50             4,324        2,201      16,364
  Credit card activation and servicing costs................           1             2,328        1,322       7,116
  Occupancy and equipment...................................         137               958          602       2,656
  Professional fees.........................................         167               520          167       1,106
  Amortization of deferred stock compensation...............          --             1,800          867       7,096
  Amortization of loan structuring fee......................          --                --           --       2,967
  Other.....................................................         127               539          310       1,494
                                                                 -------          --------      -------    --------
Total non-interest expenses.................................       1,977            17,199        9,731      54,121
                                                                 -------          --------      -------    --------
Loss before income taxes....................................      (1,884)          (16,062)      (9,245)    (52,444)
Provision for income taxes..................................           2                 2           --          --
                                                                 -------          --------      -------    --------
Net loss....................................................     $(1,886)         $(16,064)     $(9,245)   $(52,444)
                                                                 =======          ========      =======    ========
Basic and diluted net loss per share........................     $ (1.08)         $  (5.07)     $ (3.03)   $  (2.11)
                                                                 =======          ========      =======    ========
Weighted average shares outstanding used in computing basic
  and diluted net loss per share(1).........................       1,747             3,166        3,050      24,809
                                                                 =======          ========      =======    ========
Pro forma basic and diluted net loss per share
  (unaudited)...............................................          --                --           --    $  (1.28)
                                                                                                           ========
Shares used in computing pro forma basic and diluted net
  loss per share(1) (unaudited).............................          --                --           --      41,001

SUPPLEMENTAL OPERATING DATA -- ASSETS UNDER MANAGEMENT(2):
Total credit card receivables outstanding...................          --          $ 66,042      $35,334    $268,014
Total number of open credit card accounts...................          --                40           17         134
Total revenue: interest income and non-interest income......          --          $  1,199      $   534    $ 12,666

                                                              AS OF DECEMBER 31,
                                                              -------------------    SEPTEMBER 30,
                                                               1997        1998          1999
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $2,840     $40,134       $ 99,534
Credit card loan receivables, net of allowance for loan
  losses....................................................      --          --        261,836
Total assets................................................   3,688      45,542        388,906
Secured borrowings..........................................      --          --        229,129
Total liabilities...........................................     901       5,605        264,284
Total stockholders' equity..................................   2,787      39,937        124,622

---------------
(1) See Note 2 of notes to Consolidated Financial Statements for an explanation of the number of shares used in per share computations.

(2) For the periods ended September 30, 1998 and December 31, 1998, assets under management represented all credit card loan receivables generated under the NextCard Visa and outstanding on Heritage Bank of Commerce's balance sheet. As of September 30, 1999, assets under management represent all credit card loan receivables generated under the NextCard Visa and outstanding on our balance sheet.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those projected in the forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

OVERVIEW

     We are a leading Internet-based provider of consumer credit. We were the first company to offer an online approval system for a Visa(R) card and to provide interactive, customized offers to credit card applicants.

     We combine expertise in consumer credit, an exclusive Internet focus and sophisticated direct marketing techniques with the aim of attracting profitable customer segments on the Internet. Our product, the NextCard Visa, which we call the First True Internet Visa, is marketed to consumers through our website, www.nextcard.com. We have entered into marketing agreements with leading websites on the Internet. We also have marketing relationships with Internet-based affiliates, co-branded partners and affinity groups. For example, in November 1999, we entered into a five year exclusive credit card marketing agreement with Amazon.com, L.L.C. We offer our credit card customers a unique combination of convenience, customization, shopping enhancements and online customer service. The NextCard Visa can be used for both online and offline purchases.

     We were incorporated on June 5, 1996. The NextCard Visa was first offered to the public on December 23, 1997. During the period from our inception through December 31, 1997 (Inception Period), we had no operating income. Our operating activities were limited primarily to developing the necessary computer infrastructure, planning and developing our website, building our operations capacity and establishing vendor relationships.

     Our operating costs have increased significantly since our inception. This reflects the costs associated with our formation, as well as increased efforts to promote the NextCard brand, build market awareness, attract new customers, recruit personnel, build operating infrastructure and develop our credit card application system and customer servicing infrastructure.

     We have grown rapidly since launching our product in December 1997. As of December 31, 1997, we had 18 employees and as of September 30, 1999, we had 244 employees. From December 31, 1997 through September 30, 1999, we significantly increased the new loans generated through our website as well as the total loans under our management. These increases were primarily due to our application process which allows customers to automatically transfer balances from their other credit cards to their new NextCard Visa. From December 31, 1997 to September 30, 1999, our loan receivables outstanding grew from $0 to $268.0 million. As of September 30, 1999, we had approximately 134,000 open credit card accounts.

     Since our inception, we have incurred significant losses. As of September 30, 1999, we had an accumulated deficit of $70.4 million. The net losses and accumulated deficit resulted from the significant infrastructure, marketing, technology and other costs incurred in the development of our NextCard Visa product. We expect to incur significant additional losses from operations for the foreseeable future, and the rate and amount at which such losses will be incurred may increase significantly from current levels. These expected costs are related to advertising, marketing and other promotional activities; expansion of our direct marketing, database and testing capabilities; expansion of our product offerings; and strategic relationship development.

RESULTS OF OPERATIONS

  THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998

     EARNINGS SUMMARY

     Net loss for the three months ended September 30, 1999, was $22.8 million, or $0.50 per pro forma share, up 375% from $4.8 million for the three months ended September 30, 1998. The increase in net loss is the result of increases in interest expense, the provision for loan losses and non-interest expenses. These increases were partially offset by increases in net interest income and non-interest income. These increases are largely attributable to the growth in average managed loans to $212.7 million for the three months ended September 30, 1999 from $20.7 million for the same period in 1998.

     Net loss for the nine months ended September 30, 1999, was $52.4 million, or $1.28 per pro forma share, up 470% from $9.2 million, for the nine months ended September 30, 1998. The increase in net loss was the result of increases in interest expense, the provision for loan losses and non-interest expenses. These increases were partially offset by increases in net interest income and non-interest income. These increases are largely attributable to the growth in average managed loans to $142.8 million for the nine months ended September 30, 1999, from $9.5 million for the same period in 1998.

     MANAGED LOAN PORTFOLIO

     Until January 12, 1999, Heritage Bank of Commerce funded all of the credit card accounts and loans originated on our website pursuant to our Consumer Credit Card Program Agreement with Heritage. Under that agreement, we charged Heritage for origination and servicing of the accounts and shared 50% of the resulting net profits or losses.

     In January 1999, we terminated the Consumer Credit Card Program Agreement and entered into an Account Origination Agreement with Heritage. We began purchasing credit card receivables utilizing secured lending facilities extended to our subsidiary, NextCard Funding Corp. Pursuant to the terms of our Account Origination Agreement with Heritage, Heritage continued to fund newly originated credit card receivables, which were then purchased on a daily basis by NextCard Funding Corp. using borrowings from its secured lending facilities. The purchased receivables were pledged as collateral for the secured lending facilities. Heritage's obligation to establish new credit card accounts terminated in October 1999.

     Our managed loan portfolio is comprised of all credit card loan receivables generated under the NextCard Visa and outstanding on Heritage's and our balance sheets. On July 15, 1999, we exercised our option to purchase (through NextCard Funding Corp.) all remaining credit card receivables from Heritage. The acquired credit card portfolio had $21.3 million in outstanding balances. We financed the acquisition with a combination of proceeds from one of our secured borrowing facilities and operating cash. Prior to this purchase, since Heritage had funded and owned a portion of the managed loan portfolio, that portion of the loan portfolio was not an asset of ours, and therefore, was not shown on our consolidated balance sheet.

     On September 16, 1999, in connection with the acquisition and formation of NextBank, N.A. (discussed below), we contributed all of the issued and outstanding capital stock of NextCard

Funding Corp. to NextBank. As of that date, NextCard Funding Corp. became a wholly owned subsidiary of NextBank, which is a wholly owned subsidiary of NextCard.

     The following table summarizes our managed loan portfolio:

                                                        AT OR FOR THE
                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,
                                                     -------------------
                                                      1998        1999
                                                       (IN THOUSANDS)
PERIOD-END BALANCES
Credit card loans:
  On-balance sheet.................................  $    --    $268,014
  Heritage owned...................................   35,334          --
                                                     -------    --------
Total managed loan portfolio.......................  $35,334    $268,014
                                                     =======    ========
AVERAGE BALANCES
Credit card loans:
  On-balance sheet.................................  $    --    $117,060
  Heritage owned...................................    9,492      25,780
                                                     -------    --------
Total managed loan portfolio.......................  $ 9,492    $142,840
                                                     =======    ========

     On September 16, 1999, we acquired Textron National Bank, a wholly owned indirect subsidiary of Textron Corporation, for $5.0 million over its net book value. Textron had not actively engaged in the banking business for several years, and on the acquisition date held $2.6 million of cash and cash equivalents and a single deposit liability of approximately $540,000. Immediately prior to the acquisition, Textron converted into a national bank limited to credit card operations and changed its name to "NextBank, National Association." In September 1999, NextBank became a member of the Visa system and in October 1999 commenced the issuance of NextCard Visa cards.

     NET INTEREST INCOME

     Net interest income consists of interest earned on our credit card loan portfolio, cash and cash equivalents less interest expense on borrowings to fund these interest earning assets.

     Net interest income for the three and nine months ended September 30, 1999, was $3.6 million and $4.8 million, respectively, compared to $69,000 and $180,000 for the same periods in 1998. These increases were primarily due to $203.7 million and $117.1 million increases in on-balance sheet average loans over the comparable three- and nine-month periods in 1998 and $109.0 million and $70.5 million increases in average cash and cash equivalents over the comparable three- and nine-month periods in 1998. The annualized net interest margin on average earning assets for the three months ended September 30, 1999 was 4.5% compared with 2.5% for the three months ended June 30, 1999. The net interest margin for the three months ended September 30, 1999 was favorably affected by the repricing of our credit card loan portfolio due to the expiration of the introductory rate periods, introduction of fixed rate credit card products and a lower cost of funds. The net interest margin for the three months ended September 30, 1999 was negatively affected by $234,000 of loan fee amortization expense related to $2.7 million of warrants paid to a finance company in 1999 in connection with a financing transaction. This loan fee is being amortized over a three-year period. The annualized net interest spread for the three months ended September 30, 1999 was 1.2% compared with 1.1% for the three months ended June 30, 1999. The net interest spread is the annualized yield on average interest earning assets minus the annualized funding rate on average interest bearing liabilities. The net interest spread is expected to continue to improve as our loan portfolio seasons; however, there can be no assurances that such spread will improve.

     The following tables provide an analysis of interest income and expense, net interest spread, net interest margin and average balance sheet data for the three-and nine-month periods ended September 30, 1999.

STATEMENTS OF AVERAGE BALANCES, INCOME AND EXPENSES, YIELDS AND RATES

                                  THREE MONTHS ENDED                NINE MONTHS ENDED
                                  SEPTEMBER 30, 1999               SEPTEMBER 30, 1999
                             -----------------------------    -----------------------------
                             AVERAGE     INCOME/    YIELD/    AVERAGE     INCOME/    YIELD/
                             BALANCE     EXPENSE     RATE     BALANCE     EXPENSE     RATE
                                                 (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
Consumer loans.............  $203,652    $5,486      10.78%   $117,060    $ 7,992      9.10%
  Interest-earning cash....   118,826     1,400       4.71      76,618      2,585      4.50
                             --------    ------     ------    --------    -------    ------
Total interest-earning
  assets...................   322,478     6,886       8.54%    193,678     10,577      7.28%
Allowance for loan
  losses...................    (4,134)                          (2,154)
Other assets...............    20,943                           13,247
                             --------                         --------
Total assets...............  $339,287                         $204,771
                             ========                         ========
LIABILITIES AND EQUITY
Interest-bearing
  liabilities:
  Borrowings...............  $177,754    $3,249       7.31%   $100,858    $ 5,762      7.62%
Other liabilities..........    26,236                           17,504
                             --------                         --------
Total liabilities..........   203,990                          118,362
Equity.....................   135,297                           86,409
                             --------                         --------
Total liabilities and
  equity...................  $339,287                         $204,771
                             ========                         ========
NET INTEREST SPREAD........                           1.23%                           (0.34%)
                                                    ======                           ======
Interest income to average
  interest-earning
  assets...................                           8.54%                            7.28%
Interest expense to average
  interest-earning
  assets...................                           4.03                             3.97
                                                    ------                           ------
NET INTEREST MARGIN........                           4.51%                            3.31%
                                                    ======                           ======

     NON-INTEREST INCOME

     Interchange and other credit card fees consist of income from the Visa system for purchases made with the NextCard Visa and fees paid by our cardholders, such as late fees, overlimit fees and program fees. The income for the three and nine months ended September 30, 1999, was $1.1 million and $1.7 million, respectively. Interchange and other credit card fees are expected to continue to increase in the future as the credit card portfolio grows.

     On July 15, 1999, we exercised our option to purchase all remaining credit card receivables from Heritage. As a result, servicing and profit-and-loss sharing income, consisting of amounts arising under the Consumer Credit Card Program Agreement with Heritage for the three and nine months ended September 30, 1999 was $0 and $341,000, respectively, compared to $137,000 and $301,000 for the same periods in 1998.

     NON-INTEREST EXPENSES

     Total non-interest expenses for the three and nine months ended September 30, 1999 were $24.4 million and $54.1 million, respectively, compared to $5.0 and $9.7 million for the same periods in 1998. These increases are primarily due to higher employee compensation, credit card activation and servicing costs and marketing expenses. Employee compensation increased due to staffing needs to support the increase in credit card accounts and other functions. In addition, the amortization of deferred stock compensation, which represents the difference between the exercise price of certain stock option grants and the estimated fair value of our common stock at the time of the grants, for the three and nine months ended September 30, 1999, was $2.3 million and $7.1 million, respectively. The increase in credit card activation and servicing costs was largely due to an increase in the number of credit card accounts, transaction volumes and loan balances. The increase in other expenses is primarily due to general growth in the business and the building of an infrastructure to support this growth.

     ASSET QUALITY

     Our delinquency and net loan charge-off rates reflect, among other factors, the credit risk of loans, the average age of our credit card account portfolio, the success of our collection and recovery efforts and general economic conditions. Additionally, the credit risk of the loans is affected by the underwriting criteria we utilize to approve customers. The average age of our credit card portfolio affects the level and stability of delinquency and loss rates of the portfolio. We continue to focus our resources on refining our credit underwriting standards for new accounts, as well as on collections and post charge-off recovery efforts, to minimize net losses. At September 30, 1999, the majority of our loan portfolio was less than six months old. Accordingly, we believe that our loan portfolio will experience increasing or fluctuating levels of delinquency and loan losses as the average age of our accounts and balances increases.

     For the three months ended September 30, 1999, our managed net charge-off ratio was 1.72% compared to 0.29% for the three months ended September 30, 1998. For the nine months ended September 30, 1999, the managed net charge-off ratio was 1.42% compared to 0.25% for the nine months ended September 30, 1998. We believe, based on our statistical models and other credit analyses, that this rate may continue to fluctuate but will generally rise over the next year as our portfolio ages and becomes more seasoned.

     Our primary strategy for managing loan losses is the development of underwriting criteria and credit scoring algorithms to assess the creditworthiness of new customers and provide conservative customer credit line assignments. In addition, we monitor credit lines closely and have built a collections department, as well as use outside parties, to pursue delinquent customers. Under these strategies, interest rates and credit line assignments are established for each credit card account based on its perceived risk profile. Individual accounts and their related credit lines are also continually managed using various marketing, credit and other management processes in order to continue to maximize the profitability of accounts.

     DELINQUENCIES

     A credit card account is contractually delinquent if the minimum payment is not received by the specified date on the cardholder's statement. It is our policy to continue to accrue interest and fee income on all credit card accounts, except in limited circumstances, until the account and all related loans, interest and other fees are charged-off. Credit card loans are generally charged off when the loan becomes contractually past due 180 days, with the exception of bankrupt accounts, which are charged off no later than the month after formal notification of bankruptcy. The following table presents the delinquency trends of our credit card loan portfolio on a managed portfolio basis.

                                SEPTEMBER 30, 1998        SEPTEMBER 30, 1999
                               ---------------------    ----------------------
                                LOANS     % OF TOTAL     LOANS      % OF TOTAL
                                           (DOLLARS IN THOUSANDS)
Managed loan portfolio.......  $35,334      100.00%     $268,014      100.00%
Loans delinquent:
  31 - 60 days...............      139        0.39%        1,482        0.55%
  61 - 90 days...............       38        0.11           677        0.25
  91 or more.................       27        0.08           938        0.35
                               -------      ------      --------      ------
Total........................  $   204        0.58%     $  3,097        1.15%
                               =======      ======      ========      ======

     NET CHARGE-OFFS

     Net charge-offs include the principal amount of losses from cardholders unwilling or unable to pay their loan balances, as well as bankrupt and deceased cardholders, less current period recoveries. Net charge-offs exclude finance charges and fees, which are charged against the related income at the time of charge-off. Losses from new account fraud and fraudulent cardholder activity are included in non-interest expense.

     The following table presents our net charge-offs for the periods indicated as reported in the consolidated financial statements and on a managed portfolio basis.

                                                THREE MONTHS ENDED     NINE MONTHS ENDED
                                                   SEPTEMBER 30,         SEPTEMBER 30,
                                                -------------------    ------------------
                                                 1998        1999       1998       1999
                                                         (DOLLARS IN THOUSANDS)
ON-BALANCE SHEET:
Average loans outstanding.....................  $    --    $203,652    $   --    $117,060
Net charge-offs...............................       --         915        --         949
Net charge-offs as a percentage of average
  loans outstanding...........................     0.00%       1.80%     0.00%       1.08%
MANAGED:
Average loans outstanding.....................  $20,694    $212,659    $9,492    $142,840
Net charge-offs...............................       15         915        18       1,516
Net charge-offs as a percentage of average
  loans outstanding...........................     0.29%       1.72%     0.25%       1.42%

     As our credit card loan portfolio continues to grow and season, net loan losses will increase, delinquency levels may fluctuate and increase, and the ratio of the allowance for loan losses to on-balance sheet credit card loans outstanding will increase. We will continue to monitor delinquency amounts and actual loan losses, and will adjust our allowance for loan losses accordingly.

     PROVISIONS AND ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained for on-balance sheet loans. Provisions for loan losses are made in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable losses inherent in the existing on-balance sheet loan portfolio. For loans maintained on Heritage's balance sheet until July 1999, anticipated losses and related reserves are reflected in the calculations of the servicing and profit-and-loss sharing income from Heritage.

     The provision for loan losses for on-balance sheet loans for the three and nine months ended September 30, 1999, totaled $3.2 million and $5.2 million, respectively. We anticipate that the provision for loan losses will increase as the credit card loan portfolio continues to increase and season. The following table presents the changes in our allowance for loan losses for the periods presented.

                                                        THREE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30, 1999    SEPTEMBER 30, 1999
                                                                     (IN THOUSANDS)
Balance at beginning of period........................        $2,008                $   --
Provision for loan losses.............................         3,185                 5,227
Allowance acquired....................................         1,900                 1,900
Charge-offs...........................................          (915)                 (949)
                                                              ------                ------
Balance at end of period..............................        $6,178                $6,178
                                                              ======                ======

  INCEPTION PERIOD AND YEAR ENDED DECEMBER 31, 1998

     INTEREST INCOME AND INTEREST EXPENSE

     Interest income increased $409,000 from $93,000 in the Inception Period to $502,000 in 1998. The increase was attributable to higher average cash and cash equivalent balances resulting from the sales of our preferred stock during 1998. We had no interest expense during 1996 and 1997. In 1998, we had interest expense of $62,000 attributable to our equipment loan.

     NON-INTEREST INCOME

     We did not recognize any non-interest income during the Inception Period. In 1998, we recognized $662,000 of servicing and profit and loss sharing income under our Consumer Credit Card Program Agreement.

     NON-INTEREST EXPENSES

     Total non-interest expenses increased $15.2 million from $2.0 million in the Inception Period to $17.2 million in 1998. This increase was primarily due to higher employee compensation, credit card activation and servicing costs and marketing expenses. The increase in employee compensation of $5.2 million was caused by the growth of employees from 18 as of December 31, 1997 to 107 as of December 31, 1998. The increase in credit card activation and servicing costs of $2.3 million resulted from the increase in the credit card portfolio. Lastly, the increase in marketing expenses of $4.3 million was primarily attributable to the expansion of Internet-based advertising.

     PROVISION FOR INCOME TAXES

     We have had a net loss for each period since inception. As of December 31, 1998, we had approximately $14.2 million of net operating loss carryforwards for federal and state income tax purposes. The federal net operating loss carryforwards will start expiring in 2012 and the state net operating loss carryforwards will start expiring in 2005. Because of uncertainty regarding realizability, we have provided a full valuation allowance on our deferred tax assets consisting primarily of net operating loss carryforwards. See Note 9 of notes to the Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statements of operating data for the eight quarters ended September 30, 1999. This information has been derived from our unaudited consolidated financial statements. In our opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation for the quarters presented. This information should be read in conjunction with the Consolidated Financial Statements and accompanying notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                      THREE MONTHS ENDED
                                    ---------------------------------------------------------------------------------------
                                    DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                      1997       1998       1998       1998        1998       1999       1999       1999
                                                                        (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS:
Interest income:
  Cash and cash equivalents........  $  49     $    33    $    79     $   116    $   274    $    280   $    905   $  1,400
  Credit card loan receivables.....     --          --         --          --         --         380      2,126      5,486
                                     -----     -------    -------     -------    -------    --------   --------   --------
Total interest income..............     49          33         79         116        274         660      3,031      6,886
Interest expense...................     --          --          1          47         14         647      1,866      3,249
                                     -----     -------    -------     -------    -------    --------   --------   --------
Net interest income................     49          33         78          69        260          13      1,165      3,637
Provision for loan losses..........     --          --         --          --         --         995      1,047      3,185
                                     -----     -------    -------     -------    -------    --------   --------   --------
Net interest income (loss) after
  provision for loan losses........     49          33         78          69        260        (982)       118        452
                                     -----     -------    -------     -------    -------    --------   --------   --------
Non-interest income:
  Servicing and profit and loss
    sharing........................     --          34        130         137        361         204        136         --
  Interchange fees.................     --          --         --          --         --          96        318        717
  Credit card fees and other.......     --          --          3           2         30          43        159        416
                                     -----     -------    -------     -------    -------    --------   --------   --------
Total non-interest income..........     --          34        133         139        391         343        613      1,133
                                     -----     -------    -------     -------    -------    --------   --------   --------
Non-interest expenses:
  Salaries and employee benefits...    763         789      1,349       2,124      2,468       3,309      5,288      6,724
  Marketing and advertising........     33         209        936       1,056      2,124       2,555      4,997      8,813
  Credit card origination and
    servicing costs................      1          51        391         880      1,005       1,522      2,481      3,114
  Occupancy and equipment..........     62         116        160         326        356         552        877      1,227
  Professional fees................     77          41         77          49        353         255        211        640
  Amortization of deferred stock
    compensation...................     --         164        235         468        933       1,366      3,381      2,349
  Amortization of loan structuring
    fee............................     --          --         --          --         --         568      1,743        655
  Other............................     45          71        133         106        229         216        443        835
                                     -----     -------    -------     -------    -------    --------   --------   --------
Total non-interest expenses........    981       1,441      3,281       5,009      7,468      10,343     19,421     24,357
                                     -----     -------    -------     -------    -------    --------   --------   --------
Loss before income taxes...........   (932)     (1,374)    (3,070)     (4,801)    (6,817)    (10,982)   (18,690)   (22,772)
Provision for income taxes.........      2          --         --          --          2          --         --         --
                                     -----     -------    -------     -------    -------    --------   --------   --------
Net loss...........................  $(934)    $(1,374)   $(3,070)    $(4,801)   $(6,819)   $(10,982)  $(18,690)  $(22,772)
                                     =====     =======    =======     =======    =======    ========   ========   ========

SUPPLEMENTAL OPERATING DATA -- ASSETS UNDER MANAGEMENT(1):
Total credit card loan receivables
  outstanding......................     --     $ 1,626    $ 9,402     $35,334    $66,042    $ 96,293   $163,446   $268,014
Total number of open credit card
  accounts at period end...........     --           1          5          19         40          66         85        134
Total revenue: interest income and
  non-interest income..............     --     $     3    $    59     $   292    $   845    $  1,885   $  3,644   $  8,019

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

---------------
(1) For the periods ending September 30, 1998, and December 31, 1998, assets under management represented all credit card loan receivables generated under the NextCard Visa and outstanding on Heritage Bank of Commerce's balance sheet. For the periods ending March 31, 1999 and June 30, 1999, assets under management represented all credit card loan receivables generated under the NextCard Visa and outstanding on Heritage Bank of Commerce's and our balance sheets. As of September 30, 1999, assets under management represent all credit card loan receivables generated under the NextCard Visa and outstanding on our balance sheet.

     We have a limited operating history and are operating in a new and rapidly changing environment. Therefore, we believe that quarterly comparisons of our financial results are not necessarily indicative of our future performance. Our quarterly operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control. These factors include, but are not limited to:

     - the volume of credit card loan receivables generated from our products and our ability to successfully manage our credit card loan portfolio;

     - the announcement or introduction of new websites, products and services by us or our competitors and the level of price competition for the products and services we offer;

     - timing of any off-balance sheet securitization that we may undertake;

     - the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure;

     - technical difficulties, system downtime, Internet service problems and our ability to expand and upgrade our computer systems to handle increased traffic;

     - the success of our brand building, advertising and marketing campaigns;
       and

     - general economic conditions, including interest rate volatility, and economic conditions specific to the Internet, online commerce and the credit card industry.

     Our future revenue will primarily consist of finance charges paid by our customers based on their outstanding credit card account balances, the amounts paid through the Visa system for purchases made with the NextCard and other fees paid by our cardholders. As a result, we will depend substantially on the amount of loans outstanding in our loan portfolio, the level of new loans originated through the NextCard website, the retention of existing customers and customer purchases using the NextCard Visa. Therefore, our quarterly revenue and operating results are likely to be particularly affected by these variables.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private and public sales of preferred and common stock. Net proceeds from these sales from inception to September 30, 1999 have totaled approximately $182.0 million.

     Net cash used in operating activities was $1.5 million in the Inception Period and $11.2 million in 1998. For the nine months ended September 30, 1999, net cash used in operating activities was $30.4 million. Net cash used in operating activities in all such periods was primarily attributable to net losses, offset in part by increases in accounts payable, accrued expenses and amortization of deferred stock compensation and, for the nine months ended September 30, 1999, also offset by the provision for loan losses and the amortization of prepaid loan fees.

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

     Net cash used in investing activities was $309,000 in the Inception Period and $2.1 million in 1998. Net cash used in investing activities in the Inception Period and in 1998 was primarily related to the purchase of property and equipment. For the nine months ended September 30, 1999, net cash used in investing activities was $280.1 million. For this period, net cash used in investing activities was primarily related to the purchases of credit card loan receivables from Heritage, the purchase of Textron National Bank and the purchase of equipment and leasehold improvements.

     Net cash provided by financing activities was $4.7 million in the Inception Period and $50.5 million in 1998. Net cash provided by financing activities in the Inception Period and in 1998 resulted primarily from the issuance of preferred stock and the borrowing of $545,000 against an equipment loan from a financial institution. For the nine months ended September 30, 1999, net cash provided by financing activities was $369.8 million. For this period, net cash provided by financing activities resulted primarily from the borrowing of $229.1 million under our secured borrowing facilities, net proceeds of $127.0 million from our initial public offering and $11.7 million from our lines of credit from finance companies.

     At September 30, 1999, our principal source of liquidity was approximately $99.5 million of cash and cash equivalents. In February and May 1999, we entered into two $5.0 million lines of credit with a finance company. Borrowings under the lines of credit accrue interest at 12.25% per year and are secured by a secondary security interest in all of our tangible and intangible assets. These lines of credit had an aggregate outstanding balance of $10.0 million at September 30, 1999.

     In addition, during 1998, we entered into a $1.3 million equipment loan and security agreement with a finance company. The loan is secured by a pledge of all equipment purchased with the proceeds from borrowings under the loan agreement and bears interest at 7.55% per year. The ability to borrow under the loan expired on May 31, 1999. The loan had an outstanding balance of $1.0 million at September 30, 1999.

     Also during 1998, we entered into a $1.0 million financing arrangement with a finance company. The financing arrangement is secured by a pledge of all equipment leased under the arrangement and bears interest at 7.50% per year. The financing arrangement expires on May 22, 2000, and $850,000 was outstanding at September 30, 1999.

     Until January 12, 1999, Heritage funded all of the credit card amounts and loans originated through our website. Beginning January 1999, we began purchasing credit card receivables from Heritage. Until May 21, 1999, we utilized a $100.0 million secured borrowing facility extended to NextCard Funding Corp. by Credit Suisse First Boston to fund the majority of those receivables. On May 21, 1999, we executed a $300.0 million commercial paper conduit facility through Barclays Bank PLC and began utilizing this facility to purchase credit card receivables. Borrowings under the facility are secured by the purchased receivables. We also used a portion of the Barclays facility to pay off the $87.8 million balance then outstanding under the Credit Suisse facility. As of September 30, 1999, $229.1 million was outstanding under the Barclays facility.

     In addition, on June 23, 1999 and November 12, 1999, we entered into similar facilities with ING Barings (U.S.) Capital Markets LLC for $150.0 million and First Union Securities, Inc. for $220.0 million, respectively. Our borrowings under these facilities are secured by all credit card receivables that may be purchased by using funds from these facilities. As of September 30, 1999, there was no amount outstanding under the ING Barings facility.

     We will have the ability to fund new receivables during the revolving period of these structures. After the revolving period, principal collections generated by the receivables will be used to pay the principal amount owed. The revolving period ends in June 2001 for the Barclays facility, January 2002 for the ING Barings facility and February 2003 for the First Union facility.

     We are in discussions with financial institutions related to establishing additional borrowing facilities to fund the origination of credit card loan receivables. Such new or increased facilities would increase our capacity to originate credit card loan receivables. There are no assurances that any new or expanded facility will be established. If such a facility is established and drawn upon, our aggregate borrowings will increase.

     In December 1997, we signed a five-year agreement with First Data for processing of the credit card portfolio. Under that agreement, we are obligated to make aggregate minimum servicing payments of $7.5 million over the term of the agreement.

     In connection with our principal executive office lease, in October 1999, we executed a $1.3 million irrevocable standby letter of credit in favor of the landlord which expires on October 31, 2000. This letter of credit can be drawn on by our landlord under certain circumstances if we default under our lease agreement.

     We expect that our existing capital resources, including the net proceeds raised in this offering, will adequately satisfy our working capital requirements for the next 12 months, except for the funding of our loan portfolio. Future working capital requirements, however, depend on many factors including our ability to execute on our business plan. If our current funding, including the net proceeds generated by this offering, becomes insufficient to support future operating requirements, we will need to obtain additional funding either by increasing our lines of credit or by raising additional debt or equity from the public or private capital markets. Such funding alternatives, if available at all, may be on terms that are not favorable to us. Failure by us to raise additional capital or additional funding when needed could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to those of our common stock.

     Our ability to grow our business is limited by the amount of credit we can extend to our customers and potential customers. Although our credit facilities are sufficient to fund our current loan portfolio, they are not sufficient to cover our anticipated loan portfolio over the next 12 months. Therefore, any loss of funding under these credit facilities or failure to increase or extend the terms of this credit facility or obtain alternative financing on commercially reasonable terms would have a material adverse effect on our results of operations and financial condition.

     Now that we have established NextBank, a bank limited to generating and financing credit card loans, we will fund a portion of our loan portfolio through short-term deposits raised by NextBank as well as the commercial paper conduit facilities discussed above. However, we may not be able to attract or retain sufficient deposits at attractive interest rates to fund a portion of our loan portfolio. Moreover, if adequate capital is not available, we also may be subject to an increased level of regulatory supervision that could have an adverse affect on our operating results and financial condition. See
"Business -- NextBank."

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
133). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" to defer the effective date of SFAS 133, until fiscal years beginning after June 15, 2000. While

NextCard currently has no derivative financial instruments and does not currently engage in hedging activities, NextCard anticipates engaging in derivative and hedging activities in the future, and therefore expects to be affected by the pronouncement. The impact of SFAS 133 on NextCard's consolidated financial statements, however, will depend on a variety of factors including the level of future hedging activities, the types of hedging instruments used and the effectiveness of such instruments.

YEAR 2000 COMPLIANCE

     Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We use internally developed software, as well as computer technology and other services provided to us by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on First Data for account processing and other customer functions. We are also dependent on telecommunications vendors to maintain our network and a third party that hosts our servers.

     Because we founded NextCard less than four years ago, we developed our systems and technology in consideration of the year 2000 problem, as opposed to many older companies that rely on legacy systems designed before this problem was known. On April 30, 1999, we completed our review and testing of year 2000 compliance for all of our internally developed software, which include substantially all of the systems for the operation of our website, such as our instant online approval system, customer interaction and transaction systems and our security, monitoring and back-up capabilities. Based on this testing, we believe our internally developed software and systems are year 2000 compliant, which means that all date data will process without error, interruption or loss of functionality of any software or system due to the change in century.

     On April 16, 1999, we completed our assessment of the year 2000 readiness of our third-party supplied software and hardware and of our vendors. During the assessment phase, 11 vendors were identified as critical to us, all of whom have provided us with certifications of year 2000 compliance or a readiness disclosure statement and we have conducted tests of their systems. Accordingly, based on the results of the responses we have received and the availability of alternate year 2000 compliant vendors, we do not believe further remediation planning is necessary to ensure seamless operation at and after January 1, 2000.

     If a year 2000 problem with a vendor's systems that causes the vendor to fail to provide us with services it had agreed to provide us, we will seek to recover from that vendor damages for the amount we suffered due to the failure. Our suit would be based on breach of the vendor's agreement with us and misrepresentation of the vendor's year 2000 representation to us. However, there can be no assurance that these agreements and these representations will be enforceable.

     Based on the results of our testing, we believe our worst case scenario would be the failure of the Internet infrastructure due to a year 2000 problem. The year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on our growth.

     To date, we have incurred approximately $400,000 of expenses relating to our year 2000 analysis, testing and remediation efforts. We anticipate that, when all analysis, testing and remediation efforts are complete, we will have incurred approximately $450,000 of expenses, all of which will be recognized in 1999. However, such expenses could be significantly higher than we anticipated.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the risk of loss from adverse changes in market prices and rates. NextCard's principal market risk is due to changes in interest rates. This affects NextCard directly in its lending and borrowing activities, as well as indirectly as interest rates may impact the payment performance of NextCard's cardholders.

     The majority of NextCard's revenues are generated by the interest rates it charges on outstanding receivable balances in the form of finance charges. NextCard's receivables generally yield either a variable interest rate indexed to the prime rate, or a fixed interest rate, set independently of market interest rates. Accordingly, fluctuations in interest rates will affect NextCard's revenues. At the same time, the Company's borrowing costs under NextCard's commercial paper conduit facilities are generally indexed to variable commercial paper rates, and may also fluctuate based on general interest rate fluctuations. A rise in NextCard's borrowing costs may not be met by a corresponding increase in revenues generated by finance charges. Likewise, a decrease in revenues generated by finance charges may not be met by a corresponding decrease in borrowing costs. Thus, either a rise or a fall in the prevailing interest rates could materially adversely affect NextCard's results of operations and financial condition.

     To manage NextCard's direct risk to market interest rates, management actively monitors the interest rates and the interest sensitive components of NextCard's balance sheet to minimize the impact changes in interest rates have on the fair value of assets, liabilities, net income and cash flow. Management seeks to minimize the impact of changes in interest rates on NextCard primarily by matching assets and liability repricings.

     NextCard's fixed interest rate credit card receivables have no stated maturity or repricing period. However, NextCard generally has the right to increase rates when the customer fails to comply with the terms of the account agreement. In addition, NextCard's credit card receivables may be repriced by the Company upon providing the required prior notice to the customer, which is generally no more than 30 days.

     NextCard may manage its interest rate risk through interest rate hedging techniques. However, NextCard currently does not use such techniques and it may not be successful in reducing or eliminating NextCard's interest rate risk in the future.

                                    BUSINESS

OVERVIEW

     We are a leading Internet-based provider of consumer credit. We were the first company to offer an online credit approval system for a Visa card and to provide interactive, customized offers for credit card applicants.

     We combine expertise in consumer credit, an exclusive Internet focus and sophisticated direct marketing techniques with the aim of attracting profitable customer segments on the Internet. Our product, the NextCard Visa, which we call the First True Internet Visa, is marketed to consumers through our website, www.nextcard.com. We have entered into marketing agreements with leading websites on the Internet. We also have marketing relationships with Internet-based affiliates, co-branded partners and affinity groups. For example, in November 1999, we entered into a five year exclusive credit card marketing agreement with Amazon.com, L.L.C. We offer our credit card customers a unique combination of convenience, customization, shopping enhancements and online customer service. The NextCard Visa, which can be used for both online and offline purchases, offers the following features:

     CUSTOMIZED APPLICATION PROCESS

     - online credit approval within seconds of submitting an application;

     - online selection of customized offers based upon the applicant's unique credit profile;

     - automated account balance transfers, permitting the customer to transfer balances from other credit cards using our website;

     - personalization of the look of the NextCard Visa through our My Visa PictureCard product; and

     - Instant Credit, an active account number that can be used for purchases immediately upon completing the new account application process.

     ONLINE SHOPPING ENHANCEMENTS

     - NextCard Rewards, an Internet-based incentives program allowing customers to earn NextCard points that can be redeemed for a variety of goods and services;

     - the NextCard Concierge, electronic wallet software that fills in purchase forms on websites and remembers passwords;

     - GoShopping!, an Internet-based shopping service; and

     - 100% protection against credit card fraud.

     INTERNET-BASED ACCOUNT MANAGEMENT

     - online statements;

     - the ability to download account activity into personal financial management software;

     - the ability to pay NextCard bills online using our ClickPay technology;

     - online customer service functionality; and

     - online chat capability with a customer service representative at the website.

     The NextCard Visa has experienced significant consumer demand since its introduction in December 1997. As of September 30, 1999, we had over $268 million in loans receivable outstanding and approximately 134,000 open credit card accounts. We earn most of our revenue from the finance charges paid by our customers based on their outstanding credit card account balances. We also earn revenue from the amounts paid through the Visa system for purchases made with the NextCard Visa and from fees paid by our cardholders.

INDUSTRY BACKGROUND

     Our business lies at the intersection of Internet-based electronic commerce, sophisticated application of direct marketing and the credit card industry, as depicted in the following diagram:

                                      LOGO

     GROWTH OF THE INTERNET AND ELECTRONIC COMMERCE

     The Internet is an increasingly significant medium for communication, information and commerce. International Data Corporation, commonly referred to as IDC, estimates that there were 142 million Internet users worldwide at the end of 1998 and anticipates that number will grow to approximately 502 million users by the end of 2003. In addition, IDC estimates that the worldwide consumer electronic commerce market is expected to grow from approximately $15 billion in 1998 to approximately $171 billion in 2003. That growth is being driven by a number of factors, including:

     - a growing base of PCs in the home and workplace;

     - improvements in network security, infrastructure and bandwidth;

     - faster and less expensive Internet access;

     - increases in the quantity and quality of content available on the Internet;

     - the overall increased public awareness of the Internet; and

     - the convenience, timeliness and reduced costs of electronic commerce.

     Over the last few years, consumers have significantly increased their usage of the Internet and expanded the categories of products and services they purchase over the Internet. Consumers increasingly are using the Internet to obtain information, make purchases and manage their personal finances. As a result, a new class of Internet-based companies has emerged to address these online opportunities. These companies are focusing on such areas as retail consumer goods and services, travel, health care and, increasingly, consumer financial products and services.

     INTERNET DIRECT MARKETING

     The Internet provides unique opportunities to apply direct marketing techniques to target and acquire new customer relationships and enhance existing customer relationships. This Internet-based approach is relatively new, and offers significant advantages over the traditional direct marketing techniques of mass mailing and telemarketing. These advantages include the ability to:

     - rapidly evaluate and respond to consumer reactions to marketing programs and product offerings;

     - target the most attractive customer segments and customize advertising to them across different websites;

     - acquire demographic and behavioral data about an individual customer and quickly customize product offerings for that customer; and

     - frequently analyze ongoing purchasing patterns and tailor ongoing product offerings, thereby strengthening customer relationships and increasing customer loyalty.

     As a result of these factors, we believe the Internet has the potential to be the most efficient and effective one-to-one direct marketing tool created to date.

     THE CREDIT CARD INDUSTRY

     The credit card industry is large and continues to grow. According to The Nilson Report, the amount of debt owed by U.S. consumers on their Visa and MasterCard credit cards totaled $404 billion as of December 31, 1998. According to The Nilson Report, the total charges by U.S. consumers on Visa and MasterCard credit cards were $750 billion in 1998 and are expected to increase to $929 billion by the year 2000. We believe that the projected growth of the credit card industry will be driven in part by:

     - the shift from more traditional forms of consumer credit (e.g., consumer installment lending) to credit cards;

     - the shift from paper-based payments (e.g., cash and personal checks) to credit card and other electronic forms of payment; and

     - growth in Internet commerce, where credit cards are currently the primary form of consumer payment.

     While the credit card market is very large, it is also highly fragmented. According to The Nilson Report, there are more than 6,600 financial institutions in the United States that issue credit cards. As of June 30, 1999, of the total Visa and MasterCard balances outstanding, no credit card issuer has more than 17%, and only five have more than 5%, of this market. We believe this market fragmentation is largely the result of the use of the Visa brand, recognized as one of the more powerful brands in the world and generally available to any insured depository institution. Consumers traditionally have focused more on the credit card brand (e.g., Visa, MasterCard and Discover(R)) than on the issuing bank when choosing a credit card.

     Unlike many industries, in the credit card industry a company can be profitable without achieving significant market share if its customers have attractive borrowing and credit profiles. For example, a large credit card company may be less profitable relative to a small credit card company if the customers of the large company maintain lower balances or have higher default rates. As a result, profitability in the credit card industry can be achieved by targeting specific customers with attractive characteristics, rather than using mass marketing techniques to achieve large market share.

     Certain credit card companies have achieved success through targeting strategies utilizing the direct mail and telemarketing channels. However, we believe these traditional channels are becoming less effective. In particular, we believe that the direct mail channel has become saturated. According to BAIGlobal's Mail Monitor, the number of credit card offers communicated through the mail exceeded 3.4 billion in 1998. Credit card issuers must also wait several weeks or months to determine the response rate to their offers. This slows a company's ability to make competitive offers based on marketplace feedback. We also believe that telemarketing is often perceived as intrusive and untrustworthy. As a result, we believe that the use of the Internet offers significant advantages over traditional target marketing approaches.

THE NEXTCARD OPPORTUNITY

     Due to the growth of electronic commerce, the ability to target customers on the Internet and the dynamics of the credit card industry, we believe there is a significant opportunity to offer credit cards through targeted marketing over the Internet. NextCard was formed to capitalize on this opportunity.

     We believe our exclusive focus on the Internet provides us with a significant competitive advantage. Our business represents the specialized application of the multiple skills required for credit card lending -- direct marketing, credit analysis, fraud detection, regulatory compliance, security, customer service and operations -- to an exclusively Internet-focused business.

     We have developed the first Internet-focused credit card -- the NextCard Visa. Our products and services include:

  CUSTOMIZED APPLICATION PROCESS AND PRODUCT OFFERINGS

     - At our website, customers can apply easily and quickly for the NextCard Visa, receive credit approval within seconds, choose customized upgrades, automatically transfer balances from other credit cards and personalize their NextCard Visa. Qualifying customers can also receive an active account number at the time they complete the new account application process, allowing for instant purchasing. Through the application process, we are able to gather information we utilize to refine our direct marketing efforts, thereby increasing the effectiveness of our future targeted marketing programs and lowering customer acquisition costs. The automated balance transfer feature enables us to quickly build our loan portfolio.

     - By acquiring demographic and credit data about an individual consumer, we can customize our product offerings for that consumer at the time of the initial offer. This helps us target offers that we believe are attractive to the customer.

     - Our My Visa PictureCard product enables cardholders to personalize the look of their NextCard Visa by sending us via the Internet their own picture or selecting from an online library of artwork. We believe that personalization increases customer loyalty and card usage.

  ONLINE SHOPPING ENHANCEMENTS

     - Our Internet-based shopping services, our pledge of 100% protection against credit card fraud and our NextCard Rewards program may enhance our customers' tendency to purchase goods and services, especially over the Internet. Additionally, we offer the NextCard Concierge, electronic wallet software that fills in purchase forms on websites and remembers passwords, creating a more streamlined online shopping experience. By providing these value-added services, we expect to broaden our relationship with our customers and help build our brand. Further, by tracking our customers' ongoing purchases, we intend to target future offers to particular customers that may be attractive to them and profitable for us.

  ONLINE CUSTOMER SERVICE

     - At our website, customers can access statements, check recent account activity, pay their NextCard bills, download information to many personal financial management software programs and communicate with us by e-mail. These customer support features are available 24 hours a day, seven days a week and should assist us in building customer relationships and improving customer loyalty. Customers can also interact online, or "chat," with a customer service representative during business hours to ask questions about their NextCard accounts.

BUSINESS STRATEGY

     Our objective is to enhance our position as a leading Internet-based provider of customized consumer credit products and services. The key elements of our strategy are:

          Direct Marketing Strategy. We will enhance our data analysis techniques to expand our expertise in Internet direct marketing in order to find and attract our target customers. Our exclusive focus on the Internet consumer allows us to apply the power of Internet direct marketing to a significant and growing market. We plan to continue to develop and use our database and data analysis capabilities as a competitive advantage to refine our marketing programs, lower customer acquisition costs and increase potential customer profitability.

          Product Strategy. We will continue to offer customized product choices to our customers, allowing them to design their own products interactively. The Internet allows us to review an applicant's credit and existing credit card usage in real time. As a result, we can provide online offers that are customized to meet the specific needs of particular applicants. For example, our profile-based pricing capability allows us to use customer information to offer specific interest rate, credit limit and NextCard Rewards combinations. Such profile-based pricing improves our ability to match our products to the credit risk/reward profile of our applicants. We intend to broaden our online banking products and services, including online checking accounts, retail certificates of deposit and money market accounts. We also plan to enter at least one international market in the year 2000.

          Technology Strategy. We seek to apply Internet technology innovations to provide enhanced customer functionality more rapidly than our competitors. We believe our technology represents one of the most advanced online application, credit review, approval and product offering systems available. We believe technological innovations will continue to transform the Internet and that we must maintain technological superiority in the delivery of our products and services.

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     Therefore, we plan to lead in the application of new Internet technologies to offer enhanced product and services and thereby differentiate ourselves from our competitors.

          Branding Strategy. We plan to leverage our leadership in Internet consumer financial services to continue to build brand recognition. Branding on the Internet is becoming an increasingly important differentiating factor for consumers. We believe our exclusive focus on the Internet has enabled us to begin to establish name recognition among online consumers of financial products and services. We intend to continue to expand our marketing activities to enhance our brand awareness. As competition increases for online financial products and services, we believe our brand name will provide us with a competitive advantage.

     Ultimately, our long-term vision is to redefine the banking experience for the Internet consumer. We are focusing on consumer credit cards because the credit card business is a proven direct marketing business, there is significant consumer demand for applying for credit online and we believe the credit card business is one of the most profitable businesses in consumer financial services.

THE NEXTCARD VISA

     The NextCard Visa offers a unique combination of Internet-based functionality, including an automated application process, customized terms, personalization options and add-on services. We believe the features of the NextCard Visa increase potential customers' desire to obtain our credit card and increase existing customers' usage of the NextCard Visa.

  CUSTOMIZED APPLICATION PROCESS

     - INSTANT ONLINE CREDIT APPROVAL. Through our RapidResults system, applicants can apply for the NextCard Visa quickly and easily on our website, with a credit decision returned online within seconds of submitting an application.

     - CUSTOMIZED OFFERS. Based upon an applicant's unique credit and spending profile, we offer each approved applicant up to two customized upgrades that vary based on interest rate, NextCard Rewards opportunities, balance transfer amount, type of card (i.e., Classic, Gold or Platinum) and credit limit. This allows customers to choose the offering that best suits their needs and interests.

     - AUTOMATED ONLINE BALANCE TRANSFERS. As part of our enrollment process, customers can elect to transfer balances automatically from their other credit cards to their new NextCard Visa.

     - PERSONALIZATION. Our My Visa PictureCard enables cardholders to personalize the look of their cards online by scanning in a picture of choice or choosing from an online library of greater than a thousand pictures.

     - INSTANT CREDIT. Qualifying customers can receive an active account number at the conclusion of the application process. Providing the account number at the time of approval may promote purchase activity.

  ONLINE SHOPPING ENHANCEMENTS

     - NEXTCARD REWARDS. For each dollar charged, cardholders can earn double reward points simply by transferring and maintaining a balance on their NextCard Visa. These points can be used to obtain a variety of goods and services, including discounts at major retailers and miles that can be redeemed on major airlines. In this way, customers can apply their points towards offerings of interest to them.

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

     - NEXTCARD CONCIERGE. We provide electronic wallet software to our customers that can be downloaded at the conclusion of the application process, creating a more streamlined online shopping experience. The NextCard Concierge fills in purchase forms on websites and remembers passwords.

     - GOSHOPPING! Our cardholders can use our Internet-based shopping service, GoShopping!, to search for products and obtain consumer product information. Our service offers Bargain Finder, which helps customers search for the best prices on specific products, Shopping Guide, which helps NextCard customers evaluate various Internet merchants based on customer reviews and ratings, and electronic incentives, which provide discounts to NextCard customers.

     - 100% SAFE FOR INTERNET SHOPPING. We provide our customers with 100% protection against credit card fraud to assure our customers that the Internet is a safe medium for making transactions.

  INTERNET-BASED ACCOUNT MANAGEMENT

     - ONLINE CUSTOMER SUPPORT. At our website, customers can perform most service and account management functions, including receiving and downloading statements, paying NextCard bills, reviewing account balances and available credit, viewing and sorting transaction history and communicating with us through secure e-mail. Our website is available 24 hours a day, seven days a week, enabling our customers to access the support they need when most convenient for them.

     - ONLINE CHAT CAPABILITIES. Customers can interact online with a customer service representative live on the NextCard website to ask questions about their NextCard account.

     FUTURE PRODUCTS AND SERVICES

     We intend to add new financial products and services in the future. Most of those products and services will be designed to attract and retain targeted consumer segments on the Internet and stimulate the use of the NextCard Visa, particularly in electronic commerce. Potential future offerings may include targeted sweepstakes programs, special incentive offers and enhanced chat capabilities.

MARKETING

     We use direct marketing on the Internet both to attract targeted customers to our website and as a one-to-one marketing channel to provide customized offers. To attract potential customers to our website, we focus on four distinct marketing channels:

     TARGETED INTERNET-BASED ADVERTISING

     We believe the Internet offers a unique opportunity to build a database-oriented, direct marketing capability. We use advertisements on websites, primarily banners, and sponsored e-mails to attract potential customers to our website. Because we offer online application and credit approval, we automatically receive information that is well suited for targeted marketing. We make direct placements of advertising on a diverse selection of websites that provide millions of ad impressions each day.

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

     Diversification is a key driver of our success. To date, no particular site has accounted for more than 18% of our new customers. As a result, we are not reliant on any particular website to attract applicants to our website.

     We have constructed an Internet Database Marketing system, which we call IDM, that can monitor the click-path of customers who come to our site. With this system, we are able to evaluate the success of a particular advertisement on a particular website. For each banner and website combination, we are able to monitor:

     - the click-through rate (percent of people who click from the banner to our website);

     - the application rate (percent of those people who then decide to apply for our credit card product);

     - the credit approval rate (percent of those applicants whom we approve for credit);

     - the booking rate (percent of those approvals who order a NextCard Visa); and

     - the balance transfer rate (the average amount of balances transferred by a customer to us from their other credit card accounts).

     AFFILIATE MARKETING

     We form relationships with companies and individuals that have Internet sites to drive new account volume. Those meeting our quality standards can post a NextCard logo, providing a direct link to our website. These affiliates receive payments from us for each new customer we acquire through their website link. We have developed an automated affiliate sign-up process that has resulted in rapid growth of our affiliates. As of September 30, 1999, we had more than 17,000 affiliates, and currently we are gaining approximately 3,000 new affiliates each month.

     CO-BRANDED MARKETING

     We have recently signed agreements with Amazon.com, United Media (Dilbert), BizRate.com and PlanetOut to create co-branded credit cards.

     In the traditional credit card market, co-branding has been an important approach to acquiring customers but frequently has failed to promote the brand of the credit card issuer. Traditionally, a credit card issuer enters into an agreement with a consumer branded company to offer credit cards under the brand of the partner. However, the identity of the credit card issuer generally is subordinate to the identity of the partner. As a result, these relationships typically do not allow credit card issuers to build their credit card brands.

     As an alternative, we work with partners to offer the power of our customization to their customer bases, with both brands marketed together. We believe that the power of two Internet brands can create an important message of industry strength and expertise to the customer, and further promotes our brand.

     MICROAFFINITY MARKETING

     We also offer credit cards that are designed around a particular affinity group. To build customer loyalty, a large market historically has been required to economically market an affinity card. However, our technology allows us to market affinity cards to groups of all sizes. For larger affinities, we can tailor advertising and content to appeal to a particular interest group. For smaller affinities and

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

niche market segments, our PictureCard technology allows customers to create an affinity card using a picture of their choice.

     To enhance the effectiveness of our four marketing channels, we also build our corporate brand and leverage it to attract new customers, affiliates and partners. For example, we have introduced two offline branding campaigns and recently, we introduced the NextCard eCommerce Index(SM), which tracks online purchase activity of NextCard customers. We believe that these types of initiatives will help build brand awareness.

UNDERWRITING AND CREDIT MANAGEMENT

     One of the most significant drivers of profitability in the credit card industry is the ability to effectively manage credit card losses. Losses from consumer defaults vary widely by issuer. We believe that credit card issuers using more advanced information-based credit risk management techniques have experienced lower loss rates than the industry average.

     Members of our team have significant experience in credit risk management from operational, marketing and strategic perspectives. We have developed a set of underwriting criteria based on risk models utilizing industry data as well as our own internally developed decision rules and analytic techniques. In addition, we consider the potential profitability of a particular customer prior to making customized offers. Our policies are designed to balance credit risk and potential profitability by adjusting the interest rate, credit limit and required minimum balance transfers offered to a particular customer.

     Our credit policies have been written, and are administered, by our credit committee, comprised of members of our senior management. The credit committee meets regularly to review actual credit performance as compared to plan assumptions. The committee reviews proposed changes to credit policies and risk management procedures with a focus on portfolio profitability. Because we have an unseasoned credit card portfolio, we may be unable to predict accurately the level of future credit losses.

     CREDIT UNDERWRITING ALGORITHM

     Our credit approval process is performed on a fully automated basis. Although a NextCard Visa applicant receives a credit approval decision within seconds of applying, during that interval we conduct an automated credit analysis. We access up to three credit bureau reports on each applicant, and capture the credit score developed by Fair, Isaac & Company, Inc., a nationally recognized provider of credit bureau scoring information on each of the credit reports. The credit score is commonly referred to as a FICO score. We also apply internally developed credit scores to augment the FICO score. If the applicant meets minimum FICO score criteria and our internally developed criteria, the applicant is approved for a NextCard Visa. Certain customers may require further authentication of information before being issued a NextCard Visa. In instances where an applicant does not have a FICO score, we will approve the applicant based on minimum scores from our internally developed criteria. Further, to prevent customers from obtaining additional accounts and thereby increasing our credit exposure to them, we automatically verify that the applicant is not already a NextCard Visa holder and has not submitted a duplicate application.

     On a periodic basis, we monitor the effectiveness of our credit algorithm and credit review process and adjust our procedures as necessary. As we further refine our credit algorithm and credit process, we may consider using additional internally developed criteria or scoring algorithms, including a lower minimum FICO score, to enhance or replace our existing credit approval criteria.

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

We have limited experience developing and implementing such credit criteria and we may experience higher credit losses than we had expected using such enhanced or replaced credit approval criteria.

     CREDIT LINE MANAGEMENT

     Several objectives are considered in credit line management, including increasing potential revenue per customer, reducing potential losses and reducing contingent liabilities. Using credit bureau information, we review the balances on other credit cards maintained by the applicant. The credit line made available to the applicant is a function of the customer's risk profile, income and balances maintained on other cards. Our decisions are based on the probability of future credit loss projected based on the FICO score, application of our own criteria and the applicant's income level. In addition, we periodically monitor our customer accounts and in the future we may adjust credit lines accordingly.

OPERATIONS

     Our operations function is organized and designed to support rapid product introduction and customer growth. We use internal and external resources for different functions. For outsourced functions, our operations management team provides procedural and management oversight. We will continue to move certain functions in-house as volumes increase and economies of scale are achieved. We may experience unexpected interruptions or deterioration in our operations due to such migration of operations. The key functional components of our operations function are as follows:

     ACCOUNT ORIGINATION SUPPORT

     We have developed an innovative application processing approach, leveraging an automated credit decision process with a multi-step customer authentication routine. The authentication and new account risk management process is a central function for the operations group.

     Applicants that have been approved through our credit review process are assigned a proprietary fraud score. This fraud score consists of a series of internally-developed algorithms using credit bureau information to determine the probability that an application may involve fraud. Customers that pass the proprietary algorithms receive an active account number and line of credit at the conclusion of the online application process.

     Customers that do not pass the automated fraud scoring process are processed through several customer authentication tests. Each of these potential customers is processed through a series of third party fraud databases. We also have developed an internal database of fraud addresses. Based upon the presence of certain indicators, the customer will either be approved for the card, declined for the card, sent correspondence requesting additional information or routed to an operations specialist who has been trained to look for occurrences of Internet application fraud. After reviewing the account, either the information will be validated by a third party or we will initiate telephone contact to attempt to verify the identity of the applicant. We plan to automate further our authentication process during the next several quarters.

     At the conclusion of this authentication process, which typically takes one to three weeks, the customer is sent their NextCard Visa.

     CUSTOMER SERVICE AND SUPPORT

     Customer service and support functions are performed by our operations staff, as well as through an arrangement with First Data. We maintain internal customer service coverage during the hours of 6:00 a.m. to 11:00 p.m., Pacific time, Monday through Friday, and 8:00 a.m. to 6:00 p.m. on Saturday

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

and Sunday. After-hours and weekend hours support is provided through an arrangement with First Data. We expect to continue the process of moving most customer service and support activities to our San Ramon operations facility.

     Customers can access account information on our website or call a customer service representative 24 hours a day, seven days a week. Customers may also interact online with a customer service representative over the Internet in order to ask questions, verify information or review the activity on their NextCard Visa. Online chat capabilities are currently available from 8:00 a.m. to 5:00 p.m., Pacific time, Monday through Friday. The technology that enables online chat capabilities is provided through an agreement with a third party vendor. We monitor customer communications to ensure the quality of our customer service. In addition, we use call management software to monitor call abandonment, call length and other call center productivity measurements. We plan to increase the hours of online chat support during the next several quarters.

     COLLECTIONS

     Collections activities are performed at our San Ramon operations facility. Collection activity involves contacting the customer and taking other appropriate actions to secure payment if no payment has been received beginning 10-15 days after the payment due date. Accounts are recorded as delinquent one day after a monthly cycle in which no payment is received for an account that had a balance in the prior billing cycle.

     PROCESSING

     First Data performs certain core processing services for us. These services include authorizing customer transactions through the Visa system (including monitoring for purchase-related fraud), performing billing and settlement processes, generating and monitoring monthly billing statements, and issuing credit card plastics and new account agreements.

     KEY OUTSIDE RELATIONSHIPS

     We rely on third parties to provide essential value-added services:

     - First Data provides essential fulfillment and customer service functions, and hosts online customer service capabilities;

     - Response Data Corporation provides online balance transfer support to NextCard customers;

     - Exodus Communications, Inc. provides us with technical support and a secure facility for Internet hosting services;

     - Three major credit bureaus (Trans Union, Experian Information Systems, Inc. and Equifax, Inc.) furnish the credit information that we require to process our credit card applications;

     - First Express Remittance Corporation, formerly National Processing Corporation, provides collection and lockbox services for customer payments;

     - MyPoints.com, Inc. furnishes administrative and fulfillment services for our NextCard Rewards incentive program;

     - Binary Compass Enterprises, Inc. and WebCentric, Inc. provide software technology underlying our GoShopping! program;

     - Gator.com provides the technology underlying the NextCard Concierge;

     - eShare Technologies, Inc. provides the online customer service chat technology; and

     - Heritage Bank provides select correspondent banking services.

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     Any interruption, deterioration or termination of these third party services could have a material adverse effect on our business and reputation. In addition, as we do not have fully redundant systems in place for most of our key functions at this time, any interruption of any of our systems could cause a material interruption or deterioration in our operations.

TECHNOLOGY AND SECURITY

     Our business model is based on consumer access to the NextCard website both to acquire new customers as well as to service existing relationships. As a result, our development efforts are focused on creating and enhancing specialized software that enhances our Internet-based customer functionality. In addition, because we offer a financial product, we seek to offer high levels of data security and integrity to build customer confidence.

     Our security infrastructure is designed to protect data from unauthorized access, both physically and over the Internet. The major components of our network are located in San Francisco, California, at our corporate headquarters; San Ramon, California, in our operations center; and Santa Clara, California, in the Exodus Communications Data Center. Additionally, we rely upon the security infrastructure of First Data and Response Data Corporation. Each of these key business locations is connected through privately leased lines. In all locations, access to the network servers is tightly restricted. Internet security is addressed with leading technologies, vendors and design approaches.

     Our most sensitive data and hardware reside at the Exodus Communications Data Center located in Santa Clara, California. Exodus Communications provides Internet co-location services for hundreds of Internet businesses in seven locations nationwide. With redundant connections to the Internet, as well as fault tolerant power and waterless fire suppression, Exodus Communications provides us with the benefits of a high-end data center without the excessive cost of building and maintaining our own data center. Because of our special security needs, our equipment is located in an Exodus Communications vault.

     Our customer service website was designed and developed in conjunction with First Data. The site resides on a web server located in their main data center in Omaha, Nebraska. Security for the system is provided through a multi-tiered security design, which includes physical and logical components.

FUNDING THE LOAN PORTFOLIO

     In the credit card business, it is necessary to fund the resulting credit card receivables owed by the cardholder. To date, our funding for the NextCard Visa has involved relationships with Heritage Bank, Credit Suisse First Boston, Barclays Bank PLC, ING Barings (U.S.) Capital Markets LLC and First Union Securities, Inc.

     HISTORICAL ARRANGEMENTS

     From the introduction of the NextCard Visa through January 12, 1999, all credit card receivables associated with the NextCard Visa program were funded by Heritage. Under that arrangement, we billed Heritage for the origination and servicing of the accounts and participated in 50% of the resulting net profits and losses.

     From January 1999 to May 1999, a majority of the funding of NextCard Visa receivables was provided by Credit Suisse, in cooperation with Heritage, under a $100.0 million revolving credit facility. Under the Account Origination Agreement by and between Heritage Bank and NextCard Funding Corp., our wholly owned subsidiary, Heritage continued to issue the NextCard Visa and

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

NextCard Funding Corp. purchased the receivables from Heritage on a daily basis. Heritage's compensation under the Account Origination Agreement was primarily an origination fee for each credit card account originated. In addition, Heritage is entitled to reimbursement for certain out-of-pocket expenses.

     In May 1999, we entered into a $300.0 million commercial paper conduit credit facility through Barclays Bank PLC and immediately began utilizing this facility to purchase credit card receivables. Borrowings under this credit facility are secured by the purchased receivables. We used a portion of this facility to pay off the $87.8 million balance then outstanding under the Credit Suisse facility. As of September 1999, $229.1 million was outstanding under the Barclays Bank credit facility.

     In addition, in June 1999 and November 1999, we entered into similar facilities with ING Barings (U.S.) Capital Markets LLC for $150.0 million and with First Union Securities, Inc. for $220.0 million, respectively. As of September 30, 1999, there were no amounts outstanding under these facilities.

     We will have the ability to fund new receivables during the revolving period of these structures. After the revolving period, principal collections generated by the receivables will be used to pay the principal amount owed. The revolving period ends in June 2001 for the Barclays facility, January 2002 for the ING Barings facility and February 2003 for the First Union Securities facility.

     Heritage's obligation to establish new credit card accounts terminated in October 1999. Heritage will continue to perform account settlement and other correspondent banking services under an arrangement that will terminate as of December 31, 2000.

NEXTBANK

     On September 16, 1999, we acquired Textron National Bank, a wholly owned indirect subsidiary of Textron Corporation, for $5.0 million over its net book value. Textron had not actively engaged in the banking business for several years, and on the acquisition date held $2.6 million of cash and cash equivalents and a single deposit liability of approximately $540,000. Immediately prior to the closing of the acquisition, Textron converted into a national bank limited to credit card operations and changed its name to "NextBank, National Association." In September 1999, NextBank became a member of the Visa system and in October 1999 commenced the issuance of NextCard Visa cards. We intend to originate NextCard credit card accounts through NextBank and partially fund credit card loan receivables by accepting deposits of $100,000 or more. We anticipate operating NextBank by interacting with our customers primarily over the Internet. As a limited purpose national credit card bank, NextBank is subject to restrictions on its activities:

     - it may engage only in credit card operations;

     - it may not accept demand deposits or deposits that the depositor may withdraw by check or similar means;

     - it may not accept savings or time deposits of less than $100,000 (except as security for its loans);

     - it may maintain only one office that accepts deposits; and

     - it may not engage in the business of making commercial loans.

     NextBank is subject to capital adequacy guidelines adopted by the OCC. The capital adequacy guidelines and the regulatory framework for prompt corrective action require NextBank to maintain specific capital levels based upon quantitative measures of its assets, liabilities and off-balance sheet

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

items. Core capital (Tier 1) consists principally of stockholders' equity less goodwill. Total risk-based capital (Tier 1 + Tier 2) includes a portion of the allowance for loan losses. Based on these classifications, the capital adequacy regulations establish three capital ratios that are used to measure whether a financial institution is "well capitalized." As of September 30, 1999, NextBank was "well capitalized" in all regulatory capital ratio categories, as set forth below.

                                                                  TO BE "WELL
                CAPITAL RATIO                  ACTUAL RATIO       CAPITALIZED"
                -------------                  ------------       ------------
Tier 1 Capital...............................      23.3%              6.00%
Total Capital................................      24.6%             10.00%
Tier 1 Leverage..............................      22.2%              5.00%

In addition to the above capital ratios, the Office of the Comptroller of the Currency requires that for the first three years of operation, NextBank maintain a ratio of stockholders' equity plus the allowance for loan losses to total managed assets at no less than 6.5%. As of September 30, 1999, NextBank was in compliance with this capital requirement.

COMPETITION

     The market for consumer credit card products in the United States is highly competitive. This competition primarily has been focused in the offline areas of direct mail, telemarketing and traditional bricks-and-mortar branch banking. In contrast, our strategy focuses on the Internet channel, a rapidly evolving and intensely competitive arena. Our ability to compete effectively depends on many factors, both within and beyond our control.

     We believe that the principal factors upon which we will compete for customers include the pricing of our products and services, reliability and customer support, the features of our products and services and brand recognition. In turn, our ability to be an effective competitor against established and new entrants into the industry will depend on a number of factors, including our ability to identify and retain attractive customers, the quality of our credit decisions, the cost of acquiring customers, our ability to gain technological expertise, the cost of funding our loan portfolio, our ability to create strategic partnerships with third parties and our ability to control fraud and delinquencies.

     We expect significant additional competition in the future as the Internet channel grows and many financial institutions become increasingly aware of the market opportunities available. Many of our current and potential competitors have greater financial resources and greater name recognition than we have with the public. We currently compete, or anticipate competing, for online consumers, directly and indirectly, with the following categories of companies:

          Traditional Credit Card Companies. Established credit card companies, such as Bank One Corporation, Citibank, N.A., Providian Financial Corp. and American Express Company, have historically generated accounts through direct mail and telemarketing. Our products and services compete with the offline offerings of these companies, as well as the online offerings that certain of these companies have begun to make available. In particular, certain of these companies are entering into Internet related branding arrangements, as well as significant arrangements, including exclusive arrangements, with Internet portals to market their products.

          Traditional Banks. Banks, such as Wells Fargo Bank & Co. and Chase Manhattan Bank, N.A., have historically issued credit cards to consumers through traditional channels and have begun to provide online credit card services. As the Internet channel grows, we expect banks to offer more credit card products and services over the Internet.

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

          Internet-Focused Entrants. We anticipate the addition of new forms of financial institutions to compete in the online consumer financial services industry. Several companies, such as WingspanBank.com, Telebanc Financial Corporation and Net.B@nk, Inc., are establishing themselves as Internet-based providers of consumer financial products and services. We also anticipate that established Internet participants will be attracted into the marketplace, through partnering or co-branding arrangements with existing financial institutions. For example, Bank One, in partnership with Yahoo!, has introduced a Yahoo! branded credit card and promoted that credit card on the Internet. In addition, alternative forms of payment are emerging online, such as debit cards and micropayment offerings, which may affect the use of credit cards for online purchases.

GOVERNMENT REGULATION

     Ongoing Governmental Regulation. The relationship between an issuer of credit cards and its applicants and customers is extensively regulated by federal and state consumer protection laws, most particularly the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Electronic Funds Transfer Act and the Fair Debt Collection Practices Act. These statutes, as well as their enabling regulations, among other things, impose disclosure requirements when a consumer loan is advertised, when an application is presented, when an application is processed, when a billing statement is prepared and when a delinquent account is presented for collection. In addition, various statutes limit the liability of a credit card holder for unauthorized use, prohibit discriminatory practices when extending credit, impose limits on the types and amounts of fees and charges that may be imposed and restrict the use of consumer credit reports and other account-related information.

     Changes in any of these laws or regulations, or in their interpretation or application, could harm our business. Various proposals which could affect our business have been introduced in Congress and in the various state legislatures in recent years, including, among others, proposals relating to imposing a statutory cap on credit card interest rates, substantially revising the laws governing consumer bankruptcy, limiting the use of social security numbers, restricting telemarketing activities, expanding consumer protection laws and other regulatory restructuring proposals. It is difficult to determine whether any of these proposals will become law and, if so, what impact they will have on us.

     We believe that we are in compliance with all relevant statutes and regulations in relation to our business. However, there can be no assurance that we will be able to maintain such compliance. The failure to comply with consumer protection statutes and regulations could have a material adverse effect on our business, financial condition and results of operations. In addition, due to the consumer-oriented nature of the credit card industry, there is a risk that we or other industry participants could be named as defendants in class action litigation alleging fraud or violations of federal or state laws and regulations. While we currently are not a party to any such litigation, a significant judgement against us or the industry, with respect to any business practice followed by us, could have a material adverse effect on our business, financial condition and results of operations or our stock price.

     To date, all NextCard Visa accounts have been issued by either Heritage, a California state-chartered bank, or NextBank, a national bank domiciled in the State of California. Therefore, all of our current accounts are subject to the provisions of California law with respect to fees, charges, interest rates and other restrictions imposed on California-based lenders. Our ability to export the interest rates charged by California banks into other states, and thereby preempt the interest rate limits that might otherwise be imposed by those states, has been recognized by the United States Supreme Court, as well as by the Depository Institutions Deregulation and Monetary Control Act

(DIDA). However, with respect to state-chartered banks seeking to export interest rates, the DIDA permits states to "opt out" of this provision. During the period that the NextCard Visa was offered through Heritage, we decided not to offer the NextCard Visa in any opt-out jurisdiction and other select jurisdictions, specifically Alabama, Iowa, Wisconsin and Puerto Rico. Since states do not have the right to opt out of the federal interest rate preemption afforded to national banks, the NextCard Visa is now offered by NextBank in all domestic jurisdictions.

     NextBank is subject to regulation and supervision primarily by the OCC and also is subject to regulation and supervision by the FDIC.

     If NextBank decided to expand its activities beyond those permissible for a limited purpose national credit card bank, we would be required to file an application with, and receive the prior approval of, the OCC to amend NextBank's charter. Moreover, we would be required to file an application with, and receive the prior approval of, the Board of Governors of the Federal Reserve System to become a bank holding company. If these applications were approved, NextBank could engage in the full range of permissible banking activities and we would then become a bank holding company, subject to the regulation (including minimum capital requirements) of, and supervision by, the Federal Reserve Board. Bank holding companies are permitted to engage only in activities that are determined by statute or Federal Reserve Board regulation or order to be properly incident to the business of banking. While we cannot predict, with certainty, the activities that we may in the future engage in, we do not believe that bank holding company status would impact materially our business, as currently conducted.

     Recent Legislation. On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 became law. The Gramm-Leach-Bliley Act repeals the Glass-Steagall Act of 1933, which separated commercial and investment banking, and eliminates the Bank Holding Company Act's prohibition on insurance underwriting activities by bank holding companies. As a result, the Gramm-Leach-Bliley Act permits the affiliation of commercial banks, insurance companies and securities firms. This change may increase the ability of insurance companies and securities firms to acquire, or otherwise affiliate with, commercial banks and likely will increase the number of competitors in the banking industry and the level of competition for banking products, including credit cards.

     The Gramm-Leach-Bliley Act creates a new type of bank holding company, a "financial holding company," that may engage in a range of activities that are financial in nature, including insurance and securities underwriting, insurance sales, merchant banking and real estate development and investment. The Gramm-Leach-Bliley Act also establishes new privacy requirements applicable to all financial institutions. Financial institutions are required to establish a privacy policy and to disclose the policy at the start of a customer relationship and once a year thereafter. Additionally, financial institutions must give a customer the opportunity to block the sharing of the customer's nonpublic personal information with unaffiliated third parties, except in certain limited circumstances. Further, financial institutions are barred from sharing credit card numbers, account numbers or access numbers of customers with third-party marketers. State laws that provide a greater degree of privacy protection are not preempted by federal law.

     The Gramm-Leach-Bliley Act also specifically authorizes a limited purpose credit card bank to control a foreign bank, subject to certain conditions. Although we have no present intention to engage in banking activities outside of the U.S., this change would allow us to do so.

     We do not anticipate that the applicable provisions of the Act will have a material effect on our business or practices. Of course, to the extent that the Act promotes competition or consolidation among financial service providers active in the provision of products and services by means of the Internet, we could experience increased competition for customers, employees and funding. Further, to the extent that the new privacy requirements impact our ability to market the products and services of third parties to our customers, our revenue could be affected. We are, however, unable to predict at this time the scope or extent of any such impact.

INTELLECTUAL PROPERTY

     We rely primarily on a combination of copyrights, trademarks and trade secrets, as well as certain restrictions on disclosure, to protect our intellectual property. We have filed several patent applications that are now pending in the United States to protect certain proprietary systems and applications covering the method and apparatus for credit analysis, application approval or rejection and the presentation of multiple credit card offers. In addition, we have applied to register our trade and service marks in the United States and our United States service mark for "NextCard" has been issued. We cannot assure you that our patent applications or other trade or service mark registrations will be approved or that they will provide us with any competitive advantages. We also enter into confidentiality agreements with our employees and consultants, and seek to control access to and distribution of our other proprietary information.

     Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use certain intellectual property without authorization. These precautions may not prevent misappropriation or infringement of our intellectual property. In addition, we can not assure you that we will not infringe upon the intellectual property rights of third parties. The costs of defending our proprietary rights or claims that we infringe third-party proprietary rights may be high.

EMPLOYEES

     As of September 30, 1999, we employed 244 people, of which 33 were in marketing, 69 were in technology, 97 were in operations, 27 were in finance and administration and 18 were in decision analytics. None of our employees is represented by a collective bargaining agreement. We consider our relations with our employees to be good, and we will continue to strive to provide a positive work environment for our employees.

FACILITIES

     We have a five year lease on our principal executive offices of approximately 14,000 square feet in San Francisco, California. That lease expires in 2003. In June 1999, we amended the five year lease agreement to provide for an additional 28,000 square feet, located within the same building as our current corporate headquarters in San Francisco, and we expect to occupy the space by the end of the year. In addition, we sublease approximately 17,500 square feet of office space in San Ramon, California, where most of our operations and customer service activities are located. That lease expires in June 2001. Our current facilities will not be sufficient to meet our anticipated growth. We are currently conducting a site search for additional space. There can be no assurance we will be able to secure such additional space.

LEGAL PROCEEDINGS

     From time to time we may be involved in litigation concerning claims arising in the ordinary course of our business. We are not presently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of September 30, 1999 are as follows:

           NAME              AGE                             POSITION
Jeremy R. Lent(3)..........  39    Chairman of the Board, Chief Executive Officer and President
Yinzi Cai..................  32    Senior Vice President, Decision Analytics
Timothy J. Coltrell........  39    Chief Operating Officer
Shaun C. Deane.............  46    Vice President, Project Integration and Planning
John V. Hashman............  40    Chief Financial Officer
Molly Lent.................  54    Chief Corporate Development Officer
Robert Linderman...........  47    General Counsel and Secretary
Bruce G. Rigione(2)(3).....  41    Senior Vice President, Business and International
                                   Development and Director
Daniel D. Springer.........  36    Chief Marketing Officer
Jeffrey D. Brody(1)........  39    Director
Alan N. Colner(2)..........  44    Director
Tod H. Francis.............  40    Director
Safi U. Qureshey(1)(2).....  48    Director

-------------------------
(1) Member of compensation committee

(2) Member of audit committee

(3) Member of nominating committee

     Jeremy R. Lent co-founded NextCard with his wife, Molly Lent, in June 1996 and has been Chairman of the Board, Chief Executive Officer and President since our inception. From May 1991 to January 1995, Mr. Lent served as Chief Financial Officer of Providian Bancorp, a direct marketing credit card issuer. From 1994 to January 1995, Mr. Lent also served as a Senior Vice President of Providian. While at Providian, Mr. Lent was responsible for the company's planning, treasury, securitization, corporate development and accounting functions. Mr. Lent received a B.A. and an M.A. from Cambridge University and an M.B.A. from the University of Chicago. In October 1999, Mr. Lent was awarded the Albert Einstein Technology Medal for innovation in technology.

     Yinzi Cai has served as our Senior Vice President, Decision Analytics since February 1999. From July 1997 to January 1999, she served as our Vice President, Decision Analytics. From July 1994 to June 1997, Ms. Cai was a Principal in the Finance Industry Group of American Management Systems, focusing on risk management and direct marketing strategies for financial institutions. Ms. Cai served as a Risk Manager for GE Capital from June 1993 to June 1994. Ms. Cai holds a B.S. from Fudan University and an M.S. from Case Western Reserve University.

     Timothy J. Coltrell has served as our Chief Operating Officer since June 1997. From August 1996 to June 1997, he served as our Senior Vice President of Operations. From November 1994 to June 1996, he was the Operations Center Manager, President and Chief Executive Officer of GE Capital Consumer Credit Card Company. From April 1987 to November 1994, he held a variety of positions at Providian Bancorp including Assistant Vice President of Collections, Vice President of Acquisitions, Vice President of Risk Control and Vice President of Joint Ventures. Most recently, from August 1994 to November 1994, he held the position of Vice President of Telemarketing at Worldwide Insurance, a subsidiary of Providian Corporation. Mr. Coltrell received a B.A. and an M.B.A. from the University of California at Irvine.

     Shaun C. Deane has served as our Vice President, Project Integration and Planning, since February 1997. From December 1994 to February 1997, Mr. Deane was the Vice President and founder of the New Media Products Group at Addison-Wesley Longman, a leading educational publisher. From 1989 to 1994, Mr. Deane held a variety of positions at Apple Computer, including Director of its Evangelism Group from March 1993 to December 1994. Mr. Deane holds a B.A. from Brandeis University and an M.A. from the University of San Francisco.

     John V. Hashman has served as our Chief Financial Officer since September 1997. Prior to joining us, Mr. Hashman worked at Providian Financial, where he served as Vice President, Direct Telemarketing from June 1995 to September 1997, Vice President, Operations from November 1993 to June 1995 and Treasurer from November 1989 to November 1993. Mr. Hashman holds a B.S. from Southeast Missouri State University and an M.B.A. from the University of San Francisco.

     Molly Lent co-founded NextCard with her husband, Jeremy Lent, and, since April 1998, has served as our Chief Corporate Development Officer. Prior to the founding of NextCard, Ms. Lent was President of Art Forms, an art distribution company. Ms. Lent graduated Phi Beta Kappa, cum laude, with a B.A. degree from State University of New York at Buffalo.

     Robert Linderman has served as our General Counsel and Secretary since October 1997. From January 1993 to January 1996, he served as Associate General Counsel for San Francisco Federal Savings, and from February 1996 to July 1997, he served as General Counsel for SIFE Trust Fund. Mr. Linderman received a B.A. and a J.D. from Boston University.

     Bruce G. Rigione has served as our Senior Vice President, Business and International Development, since July 1999 and as our Director since March 1997. From January 1999 to August 1999, Mr. Rigione was a private consultant. From April 1996 to December 1998, he was a Managing Director and Global Head of Asset Securitization for HSBC Markets, the capital markets subsidiary of HongKong Shanghai Banking Corporation. From November 1987 to April 1996, Mr. Rigione was a Managing Director and Head of Securitization for Chase Securities, Inc., a subsidiary of Chase Manhattan Bank. Mr. Rigione holds a B.A. from Fairfield University and an M.B.A. from Columbia University.

     Daniel D. Springer has served as our Chief Marketing Officer since March 1998. Prior to joining us, from September 1991 to December 1997, Mr. Springer worked at McKinsey & Co., an international consulting firm, where he consulted for a wide range of enterprises. Mr. Springer holds a B.A. from Occidental College and an M.B.A. from Harvard University.

     Jeffrey D. Brody has served as our Director since August 1997. Mr. Brody has been employed by Brentwood Venture Capital since April 1994, and has been a General Partner since October 1995. He is also a Managing Director of Redpoint Ventures, a firm he co-founded in October 1999. From December 1988 to April 1994, Mr. Brody was Senior Vice President of Comdisco Ventures, a venture leasing company. Mr. Brody holds a B.S. from the University of California at Berkeley and an M.B.A. from Stanford University Graduate School of Business. Mr. Brody is a member of the board of directors of Concur Technologies, and serves on its compensation committee. Mr. Brody also is a member of the board of directors of several private companies.

     Alan N. Colner has served as our Director since November 1998. Since August 1996, he has served as Managing Director, Private Equity Investments at Moore Capital Management, Inc. Before joining Moore, he was a Managing Director of Corporate Advisors, L.P., the general partner of Corporate Partners, a private equity fund affiliated with Lazard Freres & Co. LLC. Mr. Colner also serves as a director of GoTo.com and iVillage Inc., as well as a director of several privately held companies. Mr. Colner received a B.A. from Yale University and an M.B.A. from the Stanford University Graduate School of Business.

     Tod H. Francis has served as our Director since May 1998. Mr. Francis has been a General Partner of Trinity Ventures since March 1996. Prior to being named as a General Partner, Mr. Francis worked at Trinity Ventures as a Principal from March 1995 to March 1996 and as an Associate from March 1993 to March 1995. Prior to joining Trinity Ventures, Mr. Francis was a Partner at RAM Group, a marketing management firm, and worked at Johnson & Johnson in brand management. Mr. Francis holds a B.A. and an M.B.A. from Northwestern University. Mr. Francis serves on the board of directors of Fatbrain.com, Inc. and the board of directors of several private companies.

     Safi U. Qureshey has served as our Director since June 1997. Mr. Qureshey was the founder of AST Research, a personal computer manufacturer, and served as its Chairman and Chief Executive Officer from 1980 to 1997. Mr. Qureshey is an active investor and sits on the boards of several private companies. In addition, Mr. Qureshey is President of the Southern California Chapter of The Indus Entrepreneurs, a networking and mentoring organization for entrepreneurs, and a former member of President Clinton's Export Counsel, a private advisory group focusing on increasing exports of United States goods and services. Mr. Qureshey holds a B.S. from the University of Karachi, and a B.S. from the University of Texas at Arlington.

BOARD COMMITTEES

     Our board of directors has a compensation committee, an audit committee and a nominating committee.

     Compensation Committee. Our compensation committee reviews and approves the salary, stock option and stock purchase grants, benefits and other compensation of our Chief Executive Officer and reviews and approves policies regarding the compensation of other senior officers. Approval of stock option grants to other officers and directors is performed by our full board of directors. The current members of the compensation committee are Messrs. Brody and Qureshey.

     Audit Committee. Our audit committee, among other things, makes recommendations to our board of directors concerning the engagement of independent public accountants, monitors and reviews the quality and activities of our internal audit and quality assurance functions and monitors the results of our operating and internal controls as reported by management and the independent public accountants. The current members of the audit committee are Messrs. Colner, Qureshey and Rigione.

     Nominating Committee. Our nominating committee screens and nominates candidates for election to our board of directors. The current members of the nominating committee are Messrs. Lent and Rigione.

DIRECTOR COMPENSATION

     Although we reimburse members of our board of directors for their out-of-pocket expenses associated with their participation, directors receive no other specific compensation for their service as directors or for their service on any committee of the board of directors. We may, in the future, adopt a compensation plan for non-employee members of our board of directors.

     On May 15, 1997, we entered into a consulting agreement with Safi U. Qureshey. At that time, Mr. Qureshey was not one of our directors. Mr. Qureshey's consulting agreement provided that, in exchange for consulting services including, but not limited to, assisting in our early stage financing efforts, Mr. Qureshey was to receive (a) a fee warrant exercisable for five years to acquire 70,677 shares of our common stock at $0.56 per share and (b) a consulting warrant exercisable for five years to acquire 95,963 shares of our common stock at $0.56 per share and vesting semi-annually in eight equal increments, subject to our continuing to renew Mr. Qureshey's consultancy. Mr. Qureshey joined our board of directors on June 30, 1997. On April 29, 1998, Mr. Qureshey surrendered the consulting warrant in exchange for a non-statutory stock option exercisable for 10 years for 95,963 shares of our common stock at $0.06 per share, which the board of directors determined to be the then fair market value of our common stock. The fee warrant continues to be outstanding. In March 1999, Mr. Qureshey assigned 2,250 shares of the fee warrant to each of six persons, for an aggregate assignment of 13,500 shares.

     On April 29, 1998, Bruce G. Rigione, one of our directors, was granted a non-statutory stock option exercisable for 10 years for 67,500 shares of our common stock at $0.06 per share, which the board of directors determined to be the then fair market value of our common stock. Effective as of January 20, 1999, Mr. Rigione entered into a consulting agreement with us under which he was paid $15,000 per month. Under the agreement, Mr. Rigione provided his services on a full time and exclusive basis on projects associated with securitization, international opportunities and other areas related to our business. On July 21, 1999, Mr. Rigione joined us as Senior Vice President, International Business Development. In connection with his employment, Mr. Rigione was granted an incentive stock option to purchase 150,000 shares of our common stock at an exercise price of $23.50 per share.

     On March 11, 1999, our board of directors approved the grant of non-statutory stock options exercisable for ten years for 45,000 shares of our common stock at $6.67 per share to each of Alan Colner, Tod Francis and Jeffrey Brody. Each option vests over four years, commencing as of the date of each director's first board meeting with us.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between our board of directors or our compensation committee and the board of directors or the compensation committee of any other company, nor has any interlocking relationship existed in the past.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     As permitted by the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law; and

     - for any transaction from which the director derived an improper personal benefit.

     Our Amended and Restated Bylaws further provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We currently maintain liability insurance for our officers and directors.

     We have entered into indemnification agreements with each of our directors and officers. These agreements require us, among other things, to indemnify each director and officer for certain expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts incurred in any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism by reason of any event or occurrence arising out of such individual's services as our director or officer.

     There is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is being sought. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth, for the year ended December 31, 1998, all compensation of the Chief Executive Officer and each of our four other most highly compensated executive officers who earned more than $100,000 in 1998 and were serving as executive officers at the end of 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                                              ANNUAL            ------------
                                                           COMPENSATION          SECURITIES
                                                       ---------------------     UNDERLYING
                                                       SALARY($)    BONUS($)     OPTIONS(#)
Jeremy R. Lent
Chairman, Chief Executive Officer and President......  $209,375     $175,000     1,350,000
Yinzi Cai
  Senior Vice President, Decision Analytics..........   105,125       50,000       171,000
Timothy J. Coltrell
  Chief Operating Officer............................   129,167       50,000            --
John V. Hashman
  Chief Financial Officer............................   115,000       50,000       225,000
Daniel D. Springer
  Chief Marketing Officer............................   113,650       50,000       562,500

OPTION GRANTS IN LAST FISCAL YEAR

     The table below sets forth each grant of stock options to our Chief Executive Officer and each of our four other most highly compensated executive officers for the year ended December 31, 1998.

                                                                                                       POTENTIAL
                                                         INDIVIDUAL GRANTS                         REALIZABLE VALUE
                                    ------------------------------------------------------------      AT ASSUMED
                                      NUMBER       PERCENT OF                                       ANNUAL RATES OF
                                        OF           TOTAL                                            STOCK PRICE
                                    SECURITIES      OPTIONS                                        APPRECIATION FOR
                                    UNDERLYING     GRANTED TO       EXERCISE                            OPTION
                                     OPTIONS       EMPLOYEES       PRICE PER                          TERM($)(4)
               NAME                 GRANTED(#)     IN FISCAL         SHARE         EXPIRATION      -----------------
               ----                    (1)         YEAR(%)(2)     ($/SHARE)(3)        DATE           5%        10%
Jeremy R. Lent....................    225,000         4.15%          $0.06           3/24/03       $ 3,799   $ 8,395
                                    1,125,000        20.76            0.14           9/29/03        44,067    97,376
Yinzi Cai.........................     58,500         1.08            0.13           7/28/08         4,742    12,017
                                      112,500         2.08            0.56          11/19/08        39,306    99,609
Timothy J. Coltrell...............         --           --              --                --            --        --
John V. Hashman...................    225,000         4.15            0.06           3/24/08         7,861    19,922
Daniel D. Springer................    382,500         7.06            0.06           3/24/08        13,364    33,867
                                      180,000         3.32            0.13           9/29/08        14,590    36,975

-------------------------
(1) Each option vests as follows: 1/4 of the shares of our common stock underlying each option vests at the first anniversary of the option vesting date, which is typically the first day of employment, and 1/36 of the remainder of shares our common stock vests each month thereafter, the optionee is fully vested on the fourth anniversary of the vesting commencement date. Certain of the options granted to Jeremy R. Lent are subject to performance based vesting conditions. The options also are subject to accelerated vesting under certain circumstances. See
    "Management -- Executive Compensation -- Lent Employment Agreement."

(2) Based on a total of 5,419,013 option shares granted to our employees, directors and consultants under our 1997 Stock Plan during fiscal 1998.

(3) The exercise price per share of each option was equal to the fair market value of our common stock on the date of grant as determined by our board of directors. The exercise price may be paid in cash or in shares of our common stock valued at the full market value of the common stock on the exercise date.

(4) The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

FISCAL YEAR END-OPTION VALUES

     The following table sets forth, for our Chief Executive Officer and each of our four other most highly compensated executive officers, the number and value of securities underlying options that were held by each executive officer as of December 31, 1998. No options were exercised by our executive officers in 1998.

                                                NUMBER OF                   VALUE OF
                                          SECURITIES UNDERLYING            UNEXERCISED
                                           UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS
                                             AT DECEMBER 31,             AT DECEMBER 31,
                                                1998(#)(1)                 1998($)(2)
                                          ----------------------    -------------------------
                                           VESTED      UNVESTED       VESTED       UNVESTED
Jeremy R. Lent..........................       --     1,350,000     $       --    $11,826,750
Yinzi Cai...............................   66,938       293,063        592,025      2,529,535
Timothy J. Coltrell.....................  383,909       493,592      3,395,457      4,365,543
John V. Hashman.........................  112,500       450,000        993,750      3,975,000
Daniel D. Springer......................       --       562,500             --      4,955,550

-------------------------
(1) The heading "Vested" refers to shares that are exercisable as of December 31, 1998; the heading "Unvested" refers to shares that are unexercisable as of December 31, 1998.

(2) Based on a fair market value of our common stock at the end of 1998 of $8.89 per share.

LENT EMPLOYMENT AGREEMENT

     In January 1999, we entered into an employment agreement with Jeremy R. Lent to employ him as our Chairman of the Board, Chief Executive Officer, and President. The employment agreement provides that Mr. Lent is entitled to receive a base salary of $250,000 per year and will be eligible to receive an annual performance bonus determined at the discretion of the board of directors. Beginning with calendar year 1999, it is anticipated that the annual bonus will be a minimum of 100% of Mr. Lent's base salary if we and Mr. Lent achieve performance goals to be established by our board of directors. Mr. Lent may terminate the agreement at any time upon 30 days prior written notice. If such termination is for "good reason," Mr. Lent will receive:

     - a lump sum severance payment equal to 24 times his highest monthly base salary during the 12-month period immediately preceding the date of termination;

     - full acceleration of the vesting provisions governing any stock options and restricted stock held by him;

     - health plan, life insurance and disability insurance coverage for a period of 24 months after the date of termination; and

     - any bonus that would otherwise have been paid to him, prorated through the date of termination.

     "Good reason" is defined to include an adverse change in Mr. Lent's position, duties and responsibilities or status, certain reductions in Mr. Lent's base salary, certain geographic office relocations, our failure to provide Mr. Lent reasonable support, our failure to continue certain material benefits and any other material breach of his employment agreement by us.

     We may terminate Mr. Lent's employment for any reason without "cause" upon 30 days prior written notice. If we terminate Mr. Lent's employment without "cause," Mr. Lent will receive:

     - a lump sum severance payment equal to 24 times the higher of his monthly base salary in effect on the date of notice of termination and his monthly base salary rate in effect six months prior to the termination date;

     - reasonable outplacement services;

     - health plan, life insurance and disability insurance coverage for a period of 24 months after the date of termination;

     - full acceleration of the vesting provisions governing any stock options and restricted stock held by him; and

     - any bonus that would otherwise have been paid to him, prorated through the date of termination.

     The agreement also may be terminated upon the death or disability of Mr. Lent or for "cause." If the termination is due to death or disability, then half of the remaining balance of any unvested options held by Mr. Lent and all of the remaining balance of any restricted stock held by him immediately will become fully vested, and we will continue to pay Mr. Lent (or his estate) an amount equal to his salary for 12 months following his termination.

EMPLOYEE BENEFIT PLANS

     1997 STOCK PLAN

     In April 1997, the board of directors adopted, and in June 1997 the stockholders approved, our 1997 Stock Plan. The plan provides for the grant of:

     - incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees (including officers and employee directors);

     - non-statutory stock options to employees, directors and consultants; and

     - the right to purchase restricted common stock to employees, directors and consultants.

The plan is administered and interpreted by our board of directors or a committee designated by our board or directors. It will terminate in April 2007.

     As of September 30, 1999, the plan authorized the issuance of up to 14,625,000 shares of common stock. As of September 30, 1999, options to purchase 7,433,524 shares were outstanding, no shares of restricted stock were outstanding, and 5,802,092 shares remained available for future grants. As of September 30, 1999, options to purchase an aggregate of 1,389,384 shares of common stock had been exercised.

     The plan administrator has discretion, within the limits of the plan, to select optionees and to determine the number of shares to be subject to each option and the exercise price and vesting schedule of each option. The exercise price of incentive stock options granted under the plan must at least be equal to the fair market value per share of the common stock on the date of grant and the exercise price of nonstatutory stock options granted under the plan must be greater than or equal to 85% of the fair market value per share of the common stock on the date of the grant. With respect to any participant who is a 10% stockholder, the per share exercise price of any stock option granted under the plan must equal at least 110% of the fair market value of the common stock on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the plan may not exceed ten years.

     Upon the occurrence of certain transactions deemed under the plan to constitute a change in control, the plan provides that all options and shares of restricted stock issued under the plan that are not assumed or substituted with equivalent options or shares of restricted stock by the successor corporation immediately shall become vested.

     The plan administrator has the discretion, subject to applicable law, to determine the terms related to any restricted stock offer, including the number of shares that a recipient may be entitled to purchase and the purchase price. The administrator also has the discretion to determine whether and to what extent the restricted stock will be subject to our right to repurchase the stock upon the purchaser's termination of employment or engagement for any reason.

     EMPLOYEE STOCK PURCHASE PLAN

     Our board of directors approved the creation of our Employee Stock Purchase Plan on April 20, 1999.

     The employee stock purchase plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, will contain successive six-month offering periods. The offering periods generally will start on the first day of trading on or after January 1 and July 1 of each year, except for the first such offering period which commenced on May 14, 1999, the date of our initial public offering, and ended on June 30, 1999.

     Employees will be eligible to participate if they meet certain guidelines. Participants may purchase common stock through payroll deductions of up to 10% of their salary.

     Amounts deducted and accumulated by each participant will be used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the purchase plan will be 85% of the lower of the fair market value per share of our common stock on the first day of the offering period or on the last day of the offering period. For the first offering period, the fair market value of the common stock on the first day of the offering period was $20.00, the initial public offering price.

     401(k) PLAN

     In October 1999, we adopted a 401(k) plan covering our full-time employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986. Contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Consequently, contributions by us, if any, will be deductible by us when made. Employees may elect to reduce up to 15% of their current compensation by up to the statutorily prescribed annual limit, which was $10,000 in 1998, and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by us on behalf of all participants in the 401(k) plan. To date, we have not made any contributions to the 401(k) plan.

                              CERTAIN TRANSACTIONS

     On July 15, 1996, we sold 4,500,000 shares of common stock to Jeremy and Molly Lent for an aggregate purchase price of $5,000 ($0.001 per share). On April 2, 1997, Mr. and Ms. Lent executed a capital contribution agreement pursuant to which 450,000 of the shares were transferred back to us. Seventy-five percent of the shares held by the Lents are subject to a repurchase option in our favor which lapses bi-annually over a four-year period. Vesting of the shares may be accelerated under certain circumstances. See
"Management -- Executive Compensation -- Lent Employment Agreement." As of September 30, 1999, 393,750 shares remained subject to the repurchase option.

     On September 18, 1996, we sold 472,500 shares of common stock to Timothy Coltrell for an aggregate purchase price of $2,100 ($0.004 per share). The shares are subject to a repurchase option in our favor which lapses according to the following schedule: 1/10 of the shares vested on September 18, 1996 and the remaining shares vest biannually over a four-year period. As of September 30, 1999, 106,317 shares remained subject to the repurchase option.

     In March 1997, Jeremy Lent and Timothy Coltrell each executed a promissory note in the principal amount of $12,500 in connection with the purchase by each of 28,125 shares of Series A Preferred Stock. Each promissory note is secured by the shares of common stock and matures in March 2000. The aggregate balance due as of September 30, 1999 was $13,140.

     Certain of our directors were granted options and warrants to purchase shares of our common stock in connection with the provision of services to us. See "Management -- Director Compensation."

     Effective as of January 1, 1999, Jeremy Lent, our Chairman, Chief Executive Officer and President, entered into an employment agreement with us. See "Management -- Executive Compensation -- Lent Employment Agreement."

     Effective as of January 20, 1999, Bruce Rigione, one of our directors, entered into a consulting agreement with us under which he was paid $15,000 per month. The agreement was terminated in July 1999 when Mr. Rigione joined us as an employee.

     As of April 30, 1999, each of our executive officers and directors had entered into indemnification agreements. Such agreements may require us, among other things, to indemnify our officers and directors (other than for liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management -- Indemnification of Directors and Executive Officers and Limitations of Liability."

     On November 8, 1999 we signed a five year marketing agreement with Amazon.com under which we will partner with Amazon.com to deliver co-branded credit card accounts originated on a customized website. We will pay Amazon.com an origination fee for each co-branded credit card account. We will also pay additional compensation, including per account renewal fees on each account's anniversary date. Over the term of the agreement we will make origination payments of $85.0 million to Amazon.com, subject to performance requirements. We could also pay up to an additional $17.5 million, based on the number of credit card accounts originated. We separately received $22.5 million from Amazon.com in exchange for a warrant to acquire up to 4.4 million of our common shares. This warrant has an exercise price per share of $39.20, is fully vested and expires on November 8, 2002.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 1999 and the sale of common stock offered hereby. The information is provided with respect to:

     - each person who is known to us to own beneficially more than 5% of the outstanding shares of our common stock;

     - each of our directors;

     - each selling stockholder;

     - our Chief Executive Officer and each of our four other most highly compensated executive officers for the year ended December 31, 1998; and

     - all of our directors and executive officers as a group (13 persons).

     Except as otherwise indicated by footnote, and subject to community property laws where applicable, the named person has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned. The table includes information regarding the beneficial ownership of options and warrants that may be exercised within 60 days of September 30, 1999. An asterisk indicates beneficial ownership of less than 1% of the common stock outstanding. The percentages shown assume that the underwriters' option to purchase up to an additional 750,000 shares of common stock from us is not exercised.

                                               SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                OWNED PRIOR TO THE                  OWNED AFTER THE
                                                   OFFERING(1)                        OFFERING(1)
             NAME AND ADDRESS OF               --------------------               --------------------
              BENEFICIAL OWNER                                         SHARES
             -------------------                 NUMBER     PERCENT    OFFERED      NUMBER     PERCENT
Entities Associated with Brentwood Venture
  Capital(2).................................   7,760,111    15.0%      655,058    7,105,053      12.8%
3000 Sand Hill Road,
Building 1, Suite 260
Menlo Park, CA 94025
Amazon.com, L.L.C.(3)........................   4,400,000     8.5            --    4,400,000       8.0
  1200 Twelfth Avenue South
  Suite 1200
  Seattle, WA 98144
Entities associated with Moore Capital
  Management, Inc.(4)........................   3,749,999     7.3       326,087    3,423,912       6.2
  1251 Avenue of the Americas
  New York, NY 10020
Entities associated with Kleiner Perkins
  Caufield & Byers(5)........................   3,000,002     5.8            --    3,000,002       5.4
  2750 Sand Hill Road
  Menlo Park, CA 94025
Entity associated with Forrest Binkley &        2,765,040       5.4          --    2,765,040       5.0
  Brown(6)...................................
  800 Newport Center Drive
  Suite 725
  Newport Beach, CA 92660
Entities associated with Trinity                2,755,089       5.3     239,573    2,515,516       4.6
  Ventures(7)................................
  3000 Sand Hill Road
  Building 1, Suite 240
  Menlo Park, CA 94025

                                               SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                OWNED PRIOR TO THE                  OWNED AFTER THE
                                                   OFFERING(1)                        OFFERING(1)
             NAME AND ADDRESS OF               --------------------               --------------------
              BENEFICIAL OWNER                                         SHARES
             -------------------                 NUMBER     PERCENT    OFFERED      NUMBER     PERCENT
Entities associated with St. Paul Venture       2,719,863       5.3   1,600,000    1,119,863       2.0
Capital(8)...................................
  8500 Normandale Lake Blvd.
  Suite 1940
  St. Paul, MN 55437
Entities associated with Sequoia                1,875,002       3.6          --    1,875,002       3.4
  Capital(9).................................
  3000 Sand Hill Road
  Building 4, Suite 280
  Menlo Park, CA 94025
Jeffrey D. Brody(2)..........................   7,793,861    15.1       655,058    7,138,803      13.0
Alan N. Colner(4)............................   3,772,499     7.3       326,087    3,446,412       6.0
Tod H. Francis(7)............................   2,777,589     5.4       239,573    2,538,016       5.0
Safi U. Qureshey(10).........................     993,399     1.9        76,195      917,204       1.7
Bruce G. Rigione(11).........................     749,807     1.4        64,035      685,772       1.2
Jeremy R. Lent and Molly Lent(12)............   4,434,516     8.6       389,142    4,045,374       7.3
Yinzi Cai(13)................................     164,660       *        13,870      150,790         *
Timothy Coltrell(14).........................   1,067,500     2.1        92,739      974,761       1.8
John V. Hashman(15)..........................     286,594       *        24,660      261,934         *
Daniel D. Springer(16).......................     217,375       *        18,641      198,734         *
All directors and executive officers as a
  group (13 persons).........................  22,341,396    43.2     1,900,000   20,441,396      37.0

-------------------------
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock subject to options, warrants or other rights to purchase which are currently exercisable or are exercisable within 60 days after September 30, 1999 are deemed outstanding for purposes of computing the percentage ownership of the persons holding such options, warrants or other rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The address of each of the directors and executive officers named in the table is c/o NextCard, Inc., 595 Market Street, Suite 1800, San Francisco, California 94105.

 (2) Represents 228,492 shares held by Brentwood Affiliates Fund, L.P., 5,663,795 shares held by Brentwood Associates VII, L.P., 1,793,115 shares held by Brentwood Associates VIII, L.P. and 74,709 shares held by Brentwood Affiliates Fund II, L.P., of which 228,492 shares, 2,843,798 shares, 1,793,115 and 74,709 shares, respectively, are shares of nonvoting stock that may be converted into an equal number of shares of voting stock provided that the holder of the shares will not own more than 9.999% of the voting power of any class of our equity securities. See "Description of Capital Stock -- Common Stock." Brentwood Affiliates Fund, Brentwood Associates VII, Brentwood Associates VIII and Brentwood Affiliates II are also participating in this offering as selling stockholders by offering to sell 19,288 shares, 478,100 shares, 151,363 shares and 6,306 shares, respectively. Jeffrey Brody is a general partner of Brentwood Venture Capital, which is the general partner of each of the entities. He is also a director of NextCard. Mr. Brody disclaims beneficial ownership of the shares held by the entities except to the extent of his interest therein. Amount shown for Mr. Brody includes 33,750 shares issuable upon exercise of an option that vests within 60 days of September 30, 1999.

 (3) Represents 4,400,000 shares issuable upon exercise of a fully vested warrant.

 (4) Includes 3,074,999 shares of common stock held by Moore Global Investments, Ltd. , and 675,000 shares of non-voting common stock held by Remington Investment Strategies, Ltd. Moore Capital Management, Inc., a Connecticut corporation, is vested with investment discretion with respect to portfolio assets held for the account of Moore Global Investments. Moore Global Investments and Remington Investment Strategies are also participating in this offering as selling stockholders by offering to sell 267,391 shares and 58,696 shares, respectively. Moore Capital Advisors, L.L.C., a New York limited liability company, is the sole general partner of Remington Investment Strategies. Mr. Louis M. Bacon is the majority shareholder of Moore Capital Management, Inc., and is the majority equity holder of Moore Capital Advisors, L.L.C. As a result, Mr. Bacon, though he disclaims beneficial ownership of the shares, may be deemed to be the beneficial owner of the aggregate shares held by Moore Global Investments and Remington Investment Strategies. Alan Colner is a Managing Director, Private Equity Investments, at Moore Capital Management, Inc., which is the trading advisor of Moore Global Investments. He is also a director of NextCard. Mr. Colner does not have voting or investment power with respect to the shares of securities owned by Moore Global Investments or Remington Investment Strategies, and disclaims beneficial ownership of the shares. The address of Moore Capital Management, Inc. is 1251 Avenue of the Americas, New York, NY 10020. Amount shown for Mr. Colner includes 22,500 shares issuable upon exercise of an option that vests within 60 days of September 30, 1999.

 (5) Represents 2,764,800 shares held by Kleiner Perkins Caufield & Byers, VIII, L.P., 160,200 shares held by KPCB VIII Founders Fund, L.P. and 75,002 shares held by KPCB Information Sciences Zaibatsu Fund II, L.P.

 (6) Represents the shares held of record by Mesquite Transaction Partners, L.P.

 (7) Includes 149,886 shares held by Trinity V Side-By-Side Fund, L.P. and 2,605,203 shares held by Trinity Ventures V, L.P. Trinity V Side-By-Side Fund and Trinity Ventures V are also participating in this offering as selling stockholders by offering to sell 13,034 shares and 226,539 shares, respectively. Tod Francis is a general partner of Trinity Ventures, which is the general partner of Trinity V Side-By-Side Fund, L.P. and Trinity Ventures V, L.P. He also is a director of NextCard. Mr. Francis disclaims beneficial ownership of the shares held by the entities except to the extent of his interest therein. Amount shown for Mr. Francis includes 22,500 shares issuable upon exercise of an option that vests within 60 days of September 30, 1999.

 (8) Represents 74,794 shares held by St. Paul Venture Capital Affiliates Fund I, LLC and 2,645,069 shares held by St. Paul Venture Capital IV, LLC. St. Paul Venture Capital Affiliates Fund and St. Paul Venture Capital IV are also participating in this offering as selling stockholders by offering to sell 43,999 shares and 1,556,001 shares, respectively.

 (9) Represents 4,122 shares held by Sequoia 1997 Fund, 21,564 shares held by Sequoia International Technology Partners VIII, 1,699,317 shares held by Sequoia Capital VIII L.P., 112,500 shares held by Sequoia International Technology Partners VIII (Q) and 37,499 shares held by CMS Partners LLC.

(10) Includes 57,177 shares issuable upon exercise of a warrant and 59,977 shares issuable upon exercise of an option that vests within 60 days of September 30, 1999. Also includes 682,448 shares held by the Safi Qureshey Family Trust, of which Safi U. Qureshey is the grantor, and 193,797 shares held by Skyline Nevada LLC, of which Mr. Qureshey is a trustee.

(11) Includes 42,188 shares issuable upon exercise of an option that vests within 60 days of September 30, 1999. Also includes 2,300 shares owned by Mr. Rigione's minor son, of which Mr. Rigione disclaims beneficial ownership.

(12) Includes 381,250 shares issuable upon exercise of an option that vests within 60 days of September 30, 1999.

(13) Includes 40,074 shares issuable upon exercise of an option that vests within 60 days of September 30, 1999. Also includes 160 shares owned by Ms. Cai's husband, of which Ms. Cai disclaims beneficial ownership.

(14) Includes 146,533 shares issuable upon exercise of options that vest within 60 days of September 30, 1999.

(15) Includes 283,594 shares issuable upon exercise of options that vest within 60 days of September 30, 1999.

(16) Includes 25,937 shares issuable upon exercise of an option that vests within 60 days of September 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 77,432,715 shares of common stock, $0.001 par value, 10,000,000 shares of nonvoting common stock, $0.001 par value and 12,567,285 shares of preferred stock, $0.001 par value. As of September 30, 1999, 46,201,517 shares of common stock were issued and outstanding, including 3,660,110 shares of nonvoting common stock, and no shares of preferred stock were issued and outstanding. As of September 30, 1999, we had 242 stockholders.

     The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Amended and Restated Certificate of Incorporation to be effective after the closing of this offering, our bylaws and the provisions of applicable Delaware law.

COMMON STOCK

     Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders.

     Subject to the preferences to which holders of any shares of preferred stock issued may be entitled, holders of our common stock are entitled to receive ratably dividends and other distributions, if any, that our board of directors may, from time to time, declare out of funds legally available therefor. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in any of our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

     Holders of common stock have no preemptive or conversion rights or other subscription rights, nor are there any redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that we may designate in the future.

NONVOTING COMMON STOCK

     Holders of nonvoting common stock will have the same rights, preferences and privileges as the holders of voting common stock except that the holders of nonvoting common stock will have no voting rights except with respect to approval of amendments to our Amended and Restated Certificate of Incorporation that could adversely affect their rights. Shares of nonvoting common stock may be converted into shares of common stock by the holder only when the holder's total shares will not exceed 9.9% of any class of our equity securities outstanding after giving effect to the conversion or in connection with a widely disbursed distribution or private placement of shares in certain circumstances.

PREFERRED STOCK

     The board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time, to fix or alter the rights, preferences and privileges, including voting rights, conversion rights, dividend rights, redemption privileges and liquidation preferences of any wholly unissued series of preferred stock. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any such preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

WARRANTS

     As of September 30, 1999, we had issued outstanding warrants to acquire 1,023,620 shares of our common stock, at a weighted average exercise price of $1.28 per share. On November 8, 1999, we issued to Amazon.com, L.L.C. a warrant to purchase 4,400,000 shares of our common stock at an exercise price of $39.20 per share. These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares, based on their fair market value of the common stock at the time of exercise of the warrant, after deducting the exercise price of the warrant. These warrants expire on dates ranging from May 14, 1999 to May 2003.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

     We have adopted provisions in our Amended and Restated Certificate of Incorporation and in our Amended and Restated Bylaws that do the following:

     - eliminate the right of stockholders to call a special meeting of stockholders or bring matters before a special meeting of stockholders;

     - require stockholders to give us advance notice of intent to nominate directors or bring matters before an annual meeting of stockholders;

     - eliminate the ability of stockholders to take action by written consent;

     - stagger the terms of our board of directors into three classes so that only one-third of the directors are elected each year, and effectively provide that directors may not be removed from office other than for cause;

     - provide that vacancies on the board of directors resulting from increases in the size of the board of directors or from death, resignation, retirement or removal may only be filled by the board of directors; and

     - permit the board of directors to create one or more series of preferred stock and to issue the preferred shares once the shares have been designated.

     These provisions could adversely affect the rights of the holders of our common stock by delaying, deferring or preventing a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

     DELAWARE TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder, unless:

     - prior to the date the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced; and

     - on or subsequent to the date the stockholder became interested, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

     - subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

     - any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series beneficially owned by the interested stockholder; and

     - the receipt by the "interested stockholder" of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

     The holders of approximately 26,000,000 of the aggregate outstanding shares of our common stock and nonvoting common stock will be entitled to certain demand registration rights with respect to the registration of the shares of our common stock under the Securities Act of 1933, as amended. Under the terms of our Third Amended and Restated Investors' Rights Agreement, we are not required to effect more than three registrations pursuant to demand rights. The holders of the shares entitled to "piggyback" registration rights were entitled to receive notice of this registration and, subject to certain limitations, include their shares in this registration.

     At any time after we become eligible to file a registration statement on Form S-3, stockholders who are parties to the Rights Agreement may require us to file an unlimited number of registration statements on Form S-3 with respect to their shares of common stock, provided that we are not required to effect more than one registration statement in any 12-month period.

     Each of the foregoing registration rights is subject to certain conditions and limitations, among them the right of the underwriters in any underwritten offering to limit the number of shares of common stock held by stockholders with registration rights to be included in registration statement. We are generally required to bear all expenses associated with the registration statements, except underwriting discounts and commissions, as well as to indemnify the holders of such registration rights, subject to certain limitations.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is BankBoston, N.A. EquiServe L.P.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering (assuming no exercise of the underwriters' overallotment option), we will have an aggregate of 49,701,517 shares of common stock and nonvoting common stock outstanding, assuming no exercise of options or warrants. Of these shares, the 6,900,000 shares sold in our initial public offering and the 7,000,000 shares sold in this offering, as well as the 1,073,574 shares subject to options exercisable on the date hereof and registered on our Registration Statement on Form S-8, will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

     As of September 30, 1999, 37,912,133 shares of common stock and nonvoting common stock are deemed restricted shares under Rule 144. In connection with our initial public offering, stockholders owning 37,667,021 shares of our common stock signed 180-day lockup agreements, which expired on November 10, 1999. We expect that, in connection with this offering, our directors, executive officers, certain private equity funds and selling stockholders will enter into lockup agreements expiring 90 days from the date of this prospectus covering an aggregate of 26,514,649 shares of our common stock. After execution of the 90-day lockup agreements, 8,142,173 restricted shares are currently available for sale in the public market, subject to certain limitations of Rule 144 of the Securities Act. Beginning 90 days after the date of this prospectus, or earlier with our consent and the consent of Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co., all restricted shares will become available for sale in the public market, subject to Rule 144 limitations.

     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of our common stock (approximately 497,015 shares after giving effect to this offering) and the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of such shares.

OPTIONS

     As of September 30, 1999, options to purchase a total of 1,073,574 shares of common stock pursuant to the 1997 Stock Plan were exercisable. An additional 5,802,092 shares of common stock were reserved as of September 30, 1999 for future option grants or direct issuances under the 1997 Stock Plan. See "Management -- 1997 Stock Plan and Note 8 of notes to Consolidated Financial Statements.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement
dated           1999, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., Thomas Weisel Partners LLC, Prudential Securities Incorporated, U.S. Bancorp Piper Jaffray Inc. and DLJdirect Inc., have severally agreed to purchase from us and the selling stockholders the number of shares opposite their names below.

                                                                NUMBER
                                                                  OF
                                                                SHARES
                       UNDERWRITERS:                          ----------
Donaldson, Lufkin & Jenrette Securities Corporation.........
Goldman, Sachs & Co. .......................................
Thomas Weisel Partners LLC..................................
Prudential Securities Incorporated..........................
U.S. Bancorp Piper Jaffray Inc. ............................
DLJdirect Inc. .............................................

                                                              ----------
          Total.............................................   7,000,000
                                                              ==========

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval, including the absence of any material adverse change in our business and receipt of acceptable certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are obligated to purchase and accept delivery of all the shares, other than those shares covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters propose to initially offer some of the shares directly to the public at the public offering price on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $     per share. The underwriters may allow, and
such dealers may re-allow, a concession not in excess of $     per share on
sales to other dealers. After the offering of the shares to the public, the representatives may change the public offering price and such concessions.

     The following table shows the underwriting fees to be paid to the underwriters by us and the selling stockholders, and the offering expenses to be paid by us, in connection with this offering. The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us, or the selling stockholders as the case may be, per share of common stock. Offering expenses, all of which we will pay, are expenses incurred by us in connection with this offering and include filing fees, Nasdaq listing fees, printing expenses and legal and accounting expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                                            PAID BY SELLING
                                                    PAID BY NEXTCARD          STOCKHOLDERS
                                                  --------------------    --------------------
                                                     NO         FULL         NO         FULL
                                                  EXERCISE    EXERCISE    EXERCISE    EXERCISE
Underwriting fees per share.....................  $           $           $           $
Total underwriting fees.........................
Offering expenses per share.....................
Total offering expenses.........................

     An electronic prospectus is available on the web site maintained by DLJdirect Inc., a selected dealer and an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. Other than the prospectus in electronic format, the information on this website relating to this offering is not a part of this prospectus and has not been approved and/or endorsed by us or any underwriter, and should not be relied on by prospective investors.

     We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 1,050,000 additional shares at the public offering price on the cover page of this prospectus minus the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

     We expect that, in connection with this offering, certain stockholders, including all of our officers and directors and selling stockholders, will enter into lock-up agreements expiring 90 days from the date of this prospectus covering an aggregate of approximately 26,305,185 shares of our common stock. The stockholders signing these agreements will agree not to, during the lock-up period, without the prior written consent of Donaldson, Lufkin & Jenrette and Goldman, Sachs & Co.: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or (2) enter into any swap or other arrangement that transfer all or a portion of the economic consequences associated with the ownership of any common stock, regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of common stock, or such other securities, in cash or otherwise. In addition, during this period, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and some of our stockholders have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (other than a registration statement registering options or shares granted under a stock option plan) without the prior written consent of Donaldson, Lufkin & Jenrette and Goldman, Sachs & Co.

     Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of our common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of our common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     In the event our common stock does not constitute an excepted security under the provisions of Regulation M promulgated by the Commission, the underwriters and dealers may engage in passive market making transactions in accordance with Rule 103. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of our common stock in the open market to cover syndicate short positions or to stabilize the price of our common stock. These activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 88 filed public offerings of equity securities, of which 68 have been completed, and has acted as a syndicate member in an additional 46 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

     Mark Lieberman, a Thomas Weisel Partners LLC partner, holds 5,625 shares of our common stock. Mr. Lieberman's shares are restricted from sale, transfer, assignment or hypothecation until May 14, 2000.

                                 LEGAL MATTERS

     The validity of the shares of common stock being offered by NextCard will be passed upon for NextCard by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, San Francisco, California, which has acted as our counsel in connection with this offering. Howard, Rice holds 4,500 shares of our common stock. Ronald H. Star, a director of Howard, Rice, holds 2,000 shares of our common stock. Certain federal bank regulatory legal matters described in this prospectus will be passed upon for NextCard by Sidley & Austin, Washington, D.C. Pillsbury Madison & Sutro LLP, San Francisco, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.]

                                    EXPERTS

     The consolidated financial statements of NextCard, Inc. and subsidiary as of December 31, 1997 and 1998, for the period from June 5, 1996 (inception) to December 31, 1997 and for the year ended December 31, 1998 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We filed a registration statement on Form S-1 with respect to this offering of common stock with the Securities and Exchange Commission. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we file reports and other information with the Securities and Exchange Commission. Copies of the registration statement as well as our reports and other information we file with the Securities and Exchange Commission may be examined without charge at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of all or any portion of the registration statement and our publicly filed reports can be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain prescribed fees. Please call the Securities and Exchange commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our filings are also available to the public at the Securities and Exchange Commission's website at www.sec.gov.

                         NEXTCARD, INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Financial Statements
  Consolidated Balance Sheets at December 31, 1997 and 1998
     and at September 30, 1999 (unaudited)..................  F-3
  Consolidated Statements of Operations for the period from
     June 5, 1996 (inception) to December 31, 1997, the year
     ended December 31, 1998 and the nine months ended
     September 30, 1998 and 1999 (unaudited)................  F-4
  Consolidated Statements of Changes in Shareholders' Equity
     for the period from June 5, 1996 (inception) to
     December 31, 1997, the year ended December 31, 1998 and
     the nine months ended September 30, 1998 and 1999
     (unaudited)............................................  F-5
  Consolidated Statements of Cash Flows for the period from
     June 5, 1996 (inception) to December 31, 1997, the year
     ended December 31, 1998 and the nine months ended
     September 30, 1998 and 1999 (unaudited)................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
NextCard, Inc. and subsidiary

     We have audited the accompanying consolidated balance sheets of NextCard, Inc. and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the period from June 5, 1996 (inception) to December 31, 1997 and for the year ended December 31, 1998. These financial statements are the responsibility of NextCard, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NextCard, Inc. and subsidiary at December 31, 1997 and 1998, and the results of their operations and their cash flows for the period from June 5, 1996 (inception) to December 31, 1997, and for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

San Francisco, California
February 5, 1999, except as to Note 4,
as to which the date is
May 13, 1999

                         NEXTCARD, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 DECEMBER 31,      SEPTEMBER 30,
                                                              ------------------   -------------
                                                               1997       1998         1999
                                                                                    (UNAUDITED)
ASSETS
Cash and cash equivalents...................................  $ 2,840   $ 40,134     $ 85,541
Cash and cash equivalents, restricted.......................       --         --       13,993
Credit card loans receivable less allowance for loan losses
  of $6,178 at September 30, 1999...........................       --         --      261,836
Prepaid loan fees...........................................       --      2,100        5,145
Equipment and leasehold improvements, net...................      294      2,102        6,939
Prepaid and other assets....................................      554      1,206       15,452
                                                              -------   --------     --------
Total assets................................................  $ 3,688   $ 45,542     $388,906
                                                              =======   ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits....................................................  $    --   $     --     $  2,541
Accounts payable............................................      135      3,366        3,914
Accrued expenses and other liabilities......................      766      1,735       16,821
Other borrowings............................................       --        504       11,879
Secured borrowings..........................................       --         --      229,129
                                                              -------   --------     --------
Total liabilities...........................................      901      5,605      264,284
                                                              -------   --------     --------
Shareholders' equity:
  Convertible preferred stock, Series A, $0.001 par value
    (2,756 shares authorized, issued and outstanding at
    December 31, 1997; 2,735 shares authorized, issued and
    outstanding at December 31, 1998), net of costs of
    issuance. Liquidation preference: $1,225 at December 31,
    1997 and $1,216 at December 31, 1998....................        3          3           --
  Convertible preferred stock, Series B, $0.001 par value
    (authorized 7,200 shares at December 31, 1997; 7,997
    shares authorized at December 31, 1998; issued and
    outstanding 6,354 shares at December 31, 1997 and 1998),
    net of costs of issuance. Liquidation preference: $3,530
    at December 31, 1997 and 1998...........................        6          6           --
  Convertible preferred stock, Series C, $0.001 par value
    (authorized 9,621 shares at December 31, 1998; issued
    and outstanding 9,133 shares at December 31, 1998), net
    of costs of issuance. Liquidation preference: $11,771 at
    December 31, 1998.......................................       --          9           --
  Convertible preferred stock, Series D, $0.001 par value
    (authorized 20,250 shares at December 31, 1998; issued
    and outstanding 14,404 shares at December 31, 1998), net
    of costs of issuance. Liquidation preference: $38,410 at
    December 31, 1998.......................................       --         15           --
  Common stock, $0.001 par value (authorized 90,000 shares
    at December 31, 1997, 62,897 shares at December 31, 1998
    and 87,433 shares at September 30, 1999; issued and
    outstanding 4,895, 4,932 and 46,201 shares at December
    31, 1997 and 1998 and September 30, 1999)...............        5          5           46
  Additional paid-in capital................................    4,694     63,875      209,918
  Deferred stock compensation...............................       --     (6,000)     (14,935)
  Notes receivable from shareholders........................      (35)       (26)         (13)
  Accumulated deficit.......................................   (1,886)   (17,950)     (70,394)
                                                              -------   --------     --------
Total shareholders' equity..................................    2,787     39,937      124,622
                                                              -------   --------     --------
Total liabilities and shareholders' equity..................  $ 3,688   $ 45,542     $388,906
                                                              =======   ========     ========

See notes to consolidated financial statements.

                         NEXTCARD, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   PERIOD FROM
                                                   JUNE 5, 1996                   NINE MONTHS ENDED
                                                  (INCEPTION) TO    YEAR ENDED      SEPTEMBER 30,
                                                   DECEMBER 31,    DECEMBER 31,   ------------------
                                                       1997            1998        1998       1999
                                                  --------------   ------------   -------   --------
                                                                                     (UNAUDITED)
Interest income:
  Cash and cash equivalents.....................      $    93        $    502     $   228   $  2,585
  Credit card loans.............................           --              --          --      7,992
                                                      -------        --------     -------   --------
Total interest income...........................           93             502         228     10,577
Interest expense................................           --              62          48      5,762
                                                      -------        --------     -------   --------
Net interest income.............................           93             440         180      4,815
Provision for loan losses.......................           --              --          --      5,227
                                                      -------        --------     -------   --------
Net interest income (loss) after provision for
  loan losses...................................           93             440         180       (412)
                                                      -------        --------     -------   --------
Non-interest income:
  Servicing and profit and loss sharing.........           --             662         301        341
  Interchange fee...............................           --              --          --      1,130
  Credit card fees and other....................           --              35           5        618
                                                      -------        --------     -------   --------
Total non-interest income.......................           --             697         306      2,089
                                                      -------        --------     -------   --------
Non-interest expenses:
  Salaries and employee benefits................        1,495           6,730       4,262     15,322
  Marketing and advertising.....................           50           4,324       2,201     16,364
  Credit card activation and servicing costs....            1           2,328       1,322      7,116
  Occupancy and equipment.......................          137             958         602      2,656
  Professional fees.............................          167             520         167      1,106
  Amortization of deferred stock compensation...           --           1,800         867      7,096
  Amortization of loan structuring fee..........           --              --          --      2,967
  Other.........................................          127             539         310      1,494
                                                      -------        --------     -------   --------
Total non-interest expenses.....................        1,977          17,199       9,731     54,121
                                                      -------        --------     -------   --------
Loss before income taxes........................       (1,884)        (16,062)     (9,245)   (52,444)
Provision for income taxes......................            2               2          --         --
                                                      -------        --------     -------   --------
Net loss........................................      $(1,886)       $(16,064)    $(9,245)  $(52,444)
                                                      =======        ========     =======   ========
Basic and diluted net loss per common share.....      $ (1.08)       $  (5.07)    $ (3.03)  $  (2.11)
                                                      =======        ========     =======   ========
Weighted average common shares used in net loss
  per common share calculation..................        1,747           3,166       3,050     24,809
                                                      =======        ========     =======   ========
Pro forma basic and diluted net loss per common
  share (unaudited, see Note 2).................                                            $  (1.28)
                                                                                            ========
Weighted average common shares used in computing
  pro forma basic and diluted net loss per
  common share (unaudited, see Note 2)..........                                              41,001
                                                                                            ========

See notes to consolidated financial statements.

                         NEXTCARD, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                 CONVERTIBLE
                                  PREFERRED
                               STOCK SERIES A-D     COMMON STOCK     ADDITIONAL                         NOTES
                               ----------------   ----------------    PAID-IN     DEFERRED STOCK   RECEIVABLE FROM   ACCUMULATED
                               SHARES    AMOUNT   SHARES    AMOUNT    CAPITAL      COMPENSATION     SHAREHOLDERS       DEFICIT
                               -------   ------   -------   ------   ----------   --------------   ---------------   -----------
Issuances of common stock....       --    $ --      6,773    $ 7      $      8       $     --           $ --          $     --
Issuances of convertible
preferred stock Series A.....    2,756       3         --     --         1,201             --            (35)               --
Issuances of convertible
  preferred stock Series B...    6,354       6         --     --         3,488             --             --                --
Return of common stock.......       --      --       (630)    (1)            1             --             --                --
Repurchase of common stock...       --      --     (1,248)    (1)           (4)            --             --                --
Net loss from inception to
  December 31, 1997..........       --      --         --     --            --             --             --            (1,886)
                               -------    ----    -------    ---      --------       --------           ----          --------
Balances at December 31,
  1997.......................    9,110       9      4,895      5         4,694             --            (35)           (1,886)
Issuances of convertible
  preferred stock Series C...    9,133       9         --     --        11,662             --             --                --
Issuances of convertible
  preferred stock Series D...   14,404      15         --     --        38,351             --             --                --
Issuances of common stock
  upon exercise of stock
  options....................       --      --         37     --             2             --             --                --
Issuance of preferred stock
  warrants...................       --      --         --     --         1,375             --             --                --
Return of convertible
  preferred stock Series A in
  settlement of notes
  receivable.................      (21)     --         --     --            (9)            --              9                --
Deferred stock
  compensation...............       --      --         --     --         7,800         (7,800)            --                --
Amortization of deferred
  stock compensation.........       --      --         --     --            --          1,800             --                --
Net loss.....................       --      --         --     --            --             --             --           (16,064)
                               -------    ----    -------    ---      --------       --------           ----          --------
Balances at December 31,
  1998.......................   32,626      33      4,932      5        63,875         (6,000)           (26)          (17,950)
Issuances of common stock
  upon exercise of stock
  options and warrants
  (unaudited)................       --      --      1,743      1           350             --             --                --
Issuance of common stock for
  IPO, net of expenses
  (unaudited)................       --      --      6,900      7       126,969             --             --                --
Issuances of common stock
  warrants (unaudited).......       --      --         --     --         2,693             --             --                --
Conversion of preferred stock
  to common stock
  (unaudited)................  (32,626)    (33)    32,626     33            --             --             --                --
Deferred stock compensation
  (unaudited)................       --      --         --     --        16,031        (16,031)            13                --
Amortization of deferred
  stock compensation
  (unaudited)................       --      --         --     --            --          7,096             --                --
Net loss (unaudited).........       --      --         --     --            --             --             --           (52,444)
                               -------    ----    -------    ---      --------       --------           ----          --------
Balances at September 30,
  1999 (unaudited)...........       --    $ --     46,201    $46      $209,918       $(14,935)          $(13)         $(70,394)
                               =======    ====    =======    ===      ========       ========           ====          ========


                                   TOTAL
                               SHAREHOLDERS'
                                  EQUITY
                               -------------
Issuances of common stock....    $     15
Issuances of convertible
preferred stock Series A.....       1,169
Issuances of convertible
  preferred stock Series B...       3,494
Return of common stock.......          --
Repurchase of common stock...          (5)
Net loss from inception to
  December 31, 1997..........      (1,886)
                                 --------
Balances at December 31,
  1997.......................       2,787
Issuances of convertible
  preferred stock Series C...      11,671
Issuances of convertible
  preferred stock Series D...      38,366
Issuances of common stock
  upon exercise of stock
  options....................           2
Issuance of preferred stock
  warrants...................       1,375
Return of convertible
  preferred stock Series A in
  settlement of notes
  receivable.................          --
Deferred stock
  compensation...............          --
Amortization of deferred
  stock compensation.........       1,800
Net loss.....................     (16,064)
                                 --------
Balances at December 31,
  1998.......................      39,937
Issuances of common stock
  upon exercise of stock
  options and warrants
  (unaudited)................         351
Issuance of common stock for
  IPO, net of expenses
  (unaudited)................     126,976
Issuances of common stock
  warrants (unaudited).......       2,693
Conversion of preferred stock
  to common stock
  (unaudited)................          --
Deferred stock compensation
  (unaudited)................          13
Amortization of deferred
  stock compensation
  (unaudited)................       7,096
Net loss (unaudited).........     (52,444)
                                 --------
Balances at September 30,
  1999 (unaudited)...........    $124,622
                                 ========

See notes to consolidated financial statements.

                         NEXTCARD, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            PERIOD FROM       YEAR
                                                            JUNE 5, 1996     ENDED
                                                           (INCEPTION) TO   DECEMBER    NINE MONTHS ENDED
                                                            DECEMBER 31,      31,         SEPTEMBER 30,
                                                           --------------   --------   -------------------
                                                                1997          1998      1998       1999
                                                                                           (UNAUDITED)
OPERATING ACTIVITIES
Net loss.................................................     $(1,886)      $(16,064)  $(9,245)  $ (52,444)
Adjustments to net loss to arrive at net cash used in
  operating activities:
  Provision for loan losses..............................          --             --        --       5,227
  Depreciation and amortization..........................          15            252       139       4,122
  Amortization of deferred stock compensation............          --          1,800       867       7,096
  Changes in operating assets and liabilities:
    Increase in accounts payable.........................         135          3,231     1,330         548
    Increase in accrued expenses.........................         766            969       589      15,086
    Increase (decrease) in prepaid and other assets......        (554)        (1,377)      181      (9,994)
                                                              -------       --------   -------   ---------
Net cash used in operating activities....................      (1,524)       (11,189)   (6,139)    (30,359)
INVESTING ACTIVITIES
Net loans originated or collected........................          --             --        --    (247,540)
Loan portfolio acquisition...............................          --             --        --     (22,240)
Purchase of Textron Bank, net of cash acquired...........          --             --        --      (4,459)
Purchase of equipment and leasehold improvements.........        (309)        (2,060)   (1,037)     (5,846)
                                                              -------       --------   -------   ---------
Net cash used in investing activities....................        (309)        (2,060)   (1,037)   (280,085)
FINANCING ACTIVITIES
Net increase in deposits.................................          --             --        --       2,000
Net change in secured borrowings.........................          --             --        --     229,129
Proceeds from other borrowings...........................          --            545       539      11,673
Payments made on other borrowings........................          --            (41)       --        (298)
Proceeds from issuances of convertible preferred stock...       4,663         50,037    11,671          --
Proceeds from issuances of common stock..................          10              2         1     127,327
Proceeds from settlement of notes receivable.............          --             --        --          13
                                                              -------       --------   -------   ---------
Net cash provided by financing activities................       4,673         50,543    12,211     369,844
Net increase in cash and cash equivalents................       2,840         37,294     5,035      59,400
Cash and cash equivalents at the beginning of period.....          --          2,840     2,840      40,134
                                                              -------       --------   -------   ---------
Cash and cash equivalents at the end of period...........     $ 2,840       $ 40,134   $ 7,875   $  99,534
                                                              =======       ========   =======   =========
SUPPLEMENTAL DISCLOSURES:
  Cash paid during the period for interest and taxes.....     $     2       $     23   $    --   $   2,688
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Unearned stock based compensation......................     $    --       $  7,800   $ 6,100   $  16,031
  Issuance of preferred stock warrants for loan
    structuring/origination fee..........................     $    --       $  1,375   $    --   $   2,693
  Issuance/return of convertible preferred stock Series
    A....................................................     $    35       $      9   $     9   $      --
  Issuance of convertible preferred stock Series C.......     $    --       $     --   $11,671   $      --

See notes to consolidated financial statements.

                         NEXTCARD, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

1.  ORGANIZATION AND BUSINESS

     NextCard, Inc., formerly known as Internet Access Financial Corporation ("NextCard"), was incorporated on June 5, 1996 in the state of California and reincorporated in Delaware in May 1999 in connection with the initial public offering ("IPO") (See Note 2), for the purpose of offering Internet-based consumer financial services. For the period from June 5, 1996 (inception) to December 31, 1996, NextCard developed and implemented its corporate structure. Operations during that period consisted of approximately $50,000 in expenses. Beginning in 1997, NextCard focused on the initial planning and development of an Internet-based credit card ("NEXTCARD(R) VISA(R)"), and the development of the necessary systems infrastructure, website, and supporting operations. Prior to 1998, NextCard was in the development stage.

     On December 23, 1997, NextCard began accepting applications for the NEXTCARD(R) VISA(R), which through September 30, 1999 were issued solely through a strategic alliance with Heritage Bank of Commerce ("Heritage Bank" or "Heritage"), a San Jose, California based depository institution. NextCard originates credit card relationships and services the related credit card accounts on behalf of Heritage pursuant to a profit and loss sharing agreement. NextCard markets its credit card products solely through the Internet and provides online approval and customized customer product pricing. Other key product features include a customer service interface which enables the customer to review statements online, review recent account activity, and download data into different formats.

     On September 16, 1999, NextCard acquired all of the outstanding common stock of Textron National Bank ("TNB"), a wholly owned indirect subsidiary of Textron Corporation, for $5.0 million over its net book value. TNB had not actively engaged in the banking business for several years, and on the acquisition date held $2.6 million of cash and cash equivalents and a single deposit liability of approximately $540,000. Immediately prior to the closing of the acquisition, TNB converted into a national bank limited to credit card operations and changed its name to "NextBank, National Association" ("NextBank"). On September 16, 1999, in connection with the acquisition and formation of NextBank, all of the issued and outstanding capital stock of NextCard Funding Corp. ("NCFC") was contributed to NextBank. Accordingly, NCFC became a wholly owned subsidiary of NextBank, which, in turn, is a wholly owned subsidiary of NextCard. The acquisition was accounted for using the purchase method.

     NextCard has experienced operating losses to date and had an accumulated deficit at December 31, 1998 and September 30, 1999. Significant net losses are expected for the foreseeable future. Since its formation, NextCard has raised significant capital through the IPO and private placements of equity securities. Future capital requirements, however, depend on many factors including NextCard's ability to execute its business plan. NextCard may need to raise additional capital through the issuance of debt or equity securities. There can be no assurance that NextCard will be able to raise additional financing, or that such financing will be available on terms satisfactory to NextCard, if at all.

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

2.  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

INITIAL PUBLIC OFFERING

     On May 19, 1999, NextCard completed its IPO in which it sold 6.9 million shares of its common stock at a price of $20 per share raising $138.0 million in gross proceeds. Net offering proceeds to NextCard, net of approximately $9.7 million in aggregate underwriters' discounts and commissions and $1.3 million in related costs, were approximately $127.0 million.

CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include NextCard and its wholly owned subsidiary, NextBank. All significant intercompany transactions and balances have been eliminated. Certain reclassifications have been made to prior year financial statements to conform to the 1999 presentation.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION

     The accompanying consolidated balance sheet as of September 30, 1999 and the consolidated statements of operations and cash flows for the nine months ended September 30, 1998 and 1999 and the consolidated statement of changes in shareholders' equity for the nine months ended September 30, 1999 are unaudited. In the opinion of management, the accompanying unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of interim periods. The data disclosed in these notes to the consolidated financial statements for these periods is also unaudited. The consolidated statements of operations and cash flows for the interim periods are not necessarily indicative of the results to be expected for any other future interim period.

CASH AND CASH EQUIVALENTS AND CONCENTRATION OF CREDIT RISK

     Cash and cash equivalents include cash on hand and investments in money market funds. NextCard considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

     Financial instruments that potentially subject NextCard to concentrations of credit risk consist principally of cash deposits at financial institutions. NextCard places its cash deposits with high credit quality financial institutions. Balances in NextCard's cash accounts exceed the Federal Deposit Insurance Corporation (FDIC) limit of $100,000 per account.

ALLOWANCE FOR LOAN LOSSES

     Provisions for loan losses are made in amounts necessary to maintain the allowance for loan losses at a level considered by management to be sufficient to absorb probable net credit losses inherent in the existing loan portfolio. In evaluating the adequacy of the allowance for loan losses,

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

2.  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ALLOWANCE FOR LOAN LOSSES (CONTINUED)
management considers several factors including: historical charge-off and recovery activity by age (vintage) of each loan portfolio (noting any particular trends over recent periods); recent delinquency and collection trends by vintage; current economic conditions and the impact such conditions might have on borrowers' ability to repay; the risk characteristics of the portfolios; and other factors. Credit card accounts are generally charged off at the end of the month during which the loan becomes contractually 180 days past due, with the exception of bankrupt accounts, which are charged off no later than the month after formal notification of bankruptcy.

     At December 31, 1997 and 1998, there was no allowance for loan losses as NextCard did not own any loans until January 1999 (see Note 5). The following table presents the change in NextCard's allowance for loan losses for the nine months ended September 30, 1999 (In thousands):

Balance at beginning of period..............................       $   --
Provision for loan losses...................................        5,227
Allowance acquired..........................................        1,900
Charge-offs.................................................         (949)
                                                                   ------
Balance at September 30, 1999...............................       $6,178
                                                                   ======

     On July 15, 1999, NextCard exercised its option to purchase all remaining credit card receivables from Heritage. The acquired portfolio consisted of $21.3 million in outstanding balances. NextCard recorded an allowance for loan losses of $1.9 million for the Heritage portfolio upon purchase to reflect the expected loan losses of the acquired portfolio.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed on a straight-line basis over the estimated useful lives of the respective assets or lease term. Depreciation is computed using a three-year life for computer equipment and a five-year life for furniture and office equipment.

INTANGIBLE ASSETS

     In connection with the acquisition of TNB (see Note 1), $5.0 million in goodwill was recorded, representing the excess purchase price over the estimated fair value of TNB's net assets. The goodwill is being amortized over 15 years on a straight-line basis.

PROVISION FOR INCOME TAXES

     The liability method of accounting is used for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting basis of assets and liabilities, as well as for operating losses and tax credit carryforwards, using enacted tax laws and rates. Deferred tax expense represents the net change in the deferred tax asset or liability balance during the year. This amount,

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

2.  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROVISION FOR INCOME TAXES (CONTINUED)
together with income taxes currently payable or refundable for the current year, represents the total income tax expense for the year.

SERVICING AND PROFIT AND LOSS SHARING REVENUE RECOGNITION

     NextCard generates servicing and profit and loss sharing non-interest income pursuant to the Consumer Credit Card Program Agreement (the "Agreement") which NextCard executed with Heritage. Under the Agreement, NextCard charges Heritage for certain credit card origination and servicing costs associated with credit card accounts originated and shares equally with Heritage in the profit and loss sharing income (as defined in the Agreement) generated from these credit card accounts. The servicing and profit or loss sharing income is recognized when realized based on the terms of the Agreement.

INTEREST INCOME ON CREDIT CARD LOANS

     Interest income on credit card loans is recognized based on the principal amount of the loans outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or charged off. At that time, the accrued interest portion of the charged off balance is deducted from current period interest income.

CREDIT CARD AND INTERCHANGE FEE INCOME

     Credit card and interchange fee income includes late and overlimit charges, cash advance fees, bonus reward fees, processing fees, interchange activity and other miscellaneous fees. Credit card and interchange fee income is recognized in the month realized.

MARKETING, ADVERTISING, CREDIT CARD ORIGINATION AND SERVICING COSTS

     NextCard expenses all marketing and advertising costs as incurred. Credit card origination costs are recognized when the account is originated and credit card servicing costs are recognized as incurred.

COMPREHENSIVE INCOME (LOSS)

     NextCard adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") at December 31, 1998. Under SFAS 130, NextCard is required to display comprehensive income (loss) and its components as part of the financial statements. Other comprehensive income
(loss) includes certain changes in equity that are excluded from net income
(loss). Specifically, SFAS 130 requires unrealized holding gains and losses on available-for-sale securities, to be included in accumulated other comprehensive income (loss). NextCard has no material components of other comprehensive loss and, accordingly, the comprehensive loss is the same as net loss for all periods presented.

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

2. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) SEGMENT INFORMATION

     The Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for financial statements for periods beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises report financial and other descriptive information about reportable operating segments in annual financial statements and interim reporting to shareholders. NextCard adopted SFAS 131 in 1998. NextCard has determined that through September 30, 1999 it has one operating and reportable segment, origination and servicing of Internet-based credit card relationships for United States cardholders, which is further described in Note 1.

USE OF ESTIMATES IN THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

     The preparation of NextCard's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. NextCard has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB Opinion No. 25") in accounting for its stock options plans.

NET LOSS PER COMMON SHARE

     Basic net loss per common share and diluted net loss per common share are presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 123"), for all periods presented. In accordance with SFAS 128, basic and diluted net loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Shares associated with stock options and convertible preferred stock are not included because their inclusion would be antidilutive (i.e., reduce the net loss per common share). Pro forma basic and diluted net loss per common share, as presented in the consolidated statements of operations, has been computed for the nine months ended September 30, 1999 as described above, and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

2.  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER COMMON SHARE (CONTINUED)
     The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per common share:

                                                YEAR ENDED          NINE MONTHS ENDED
                                               DECEMBER 31,           SEPTEMBER 30,
                                            -------------------    -------------------
                                             1997        1998       1998        1999
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss..................................  $(1,886)   $(16,064)   $(9,245)   $(52,444)
                                            =======    ========    =======    ========
Basic and diluted:
  Weighted-average shares of common stock
     outstanding..........................    5,242       4,907      4,894      25,703
  Less: Weighted-average shares subject to
     repurchase...........................   (3,495)     (1,741)    (1,844)       (894)
                                            -------    --------    -------    --------
  Weighted-average shares used in
     computing basic and diluted net loss
     per common share.....................    1,747       3,166      3,050      24,809
                                            =======    ========    =======    ========
Basic and diluted net loss per common
  share...................................  $ (1.08)   $  (5.07)   $ (3.03)   $  (2.11)
                                            =======    ========    =======    ========
Pro forma:
  Net loss................................                                    $(52,444)
                                                                              ========
  Shares used above.......................                                      24,809
  Pro forma adjustment to reflect weighted
     effect of assumed conversion of
     convertible preferred stock
     (unaudited)..........................                                      16,192
                                                                              --------
  Shares used in computing pro forma basic
     and diluted net loss per common share
     (unaudited)..........................                                      41,001
                                                                              ========
  Pro forma basic and diluted net loss per
     common share (unaudited).............                                    $  (1.28)
                                                                              ========

     NextCard has excluded all convertible preferred stock, warrants for common stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted loss per common share because their inclusion would be antidilutive (i.e., reduce the net loss per common share) for all periods presented. The total number of shares excluded from the calculations of diluted net loss per common share are 13,975,817, 42,130,854, 26,949,208 and 8,907,728 for the period from inception to December 31, 1997, for the year ended December 31, 1998 and for the nine months ended September 30, 1998 and 1999, respectively. Such securities, had

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

2.  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER COMMON SHARE (CONTINUED)
they been dilutive, would have been included in the computations of diluted net loss per common share using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," to defer the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. While NextCard currently has no derivative financial instruments and does not currently engage in hedging activities, NextCard anticipates engaging in derivative and hedging activity in the future, and therefore expects to be impacted by the pronouncement. The impact of SFAS 133 on NextCard's consolidated financial statements, however, will depend on a variety of factors including the level of future hedging activity, the types of hedging instruments used and the effectiveness of such instruments.

3.  EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     The following is a summary of equipment and leasehold improvements (In thousands):

                                                               DECEMBER 31,
                                                              --------------
                                                              1997     1998
Computer equipment..........................................  $262    $1,360
Furniture and office equipment..............................    33       490
Leasehold improvements......................................    14       518
                                                              ----    ------
                                                               309     2,368
Less: Accumulated depreciation and amortization.............    15       266
                                                              ----    ------
                                                              $294    $2,102
                                                              ====    ======

4.  CREDIT FACILITIES

     During 1998, NextCard entered into a $1,250,000 equipment loan and security agreement with a finance company. Borrowings under the loan agreement bear interest at 7.55% per year and are secured by related equipment purchases. NextCard's ability to borrow under this loan agreement expired on May 31, 1999. As of December 31, 1998, the loan had an outstanding balance of $504,101 which was due in the following years: 1999 -- $147,496; 2000 -- $159,026;
2001 -- $171,457; and 2002 -- $26,122.

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

4.  CREDIT FACILITIES (CONTINUED)
     In addition, during 1998 NextCard entered into a $1,000,000 lease/loan financing arrangement with a financing company. The lease/loan financing arrangement is secured by a pledge of all equipment leased under the arrangement and bears interest at 7.5% per year. The lease/loan financing arrangement expires on May 22, 2000 and was unutilized at December 31, 1998.

     In February and May 1999, NextCard entered into separate $5 million lines of credit with a finance company. Borrowings under the lines of credit accrue interest at 12.25% per year, are repayable in monthly installments and final payment is due in May 2000 and April 2002, respectively. These lines are secured by subordinated security interests in all tangible and intangible assets. These lines of credit had an aggregate outstanding balance of $10.0 million at September 30, 1999.

5. CREDIT FACILITIES AND SECURED BORROWINGS

     Until January 12, 1999, Heritage funded all of the credit card accounts and loans originated through NextCard's website. Beginning in January 1999, NextCard began purchasing such credit card receivables from Heritage. Until May 21, 1999, NextCard utilized a $100.0 million secured borrowing facility extended to NCFC by Credit Suisse First Boston ("Credit Suisse") to fund the majority of those receivables. On May 21, 1999, NextCard executed a $300.0 million commercial paper conduit facility through Barclays Bank PLC and began utilizing this facility to purchase credit card receivables. Borrowings under this facility are secured by the purchased receivables. NextCard also used a portion of the Barclays facility to pay off the $87.8 million balance then outstanding under the Credit Suisse facility. As of September 30, 1999, $229.1 million was outstanding under this facility.

     In connection with the $100.0 million secured borrowing facility described above, NextCard paid the bank a fee for services rendered in connection with structuring the revolving credit facility of $2,100,000 consisting of $725,000 in cash and warrants to purchase 562,500 shares of preferred stock. The warrants' estimated fair market value was $1,375,000. These warrants, which are outstanding at September 30, 1999, are immediately exercisable at a price of $0.22 per warrant. This loan structuring fee was capitalized and was being amortized on a straight-line basis over the term of the revolving credit facility. Upon the termination of this facility in May 1999, the then unamortized amount was expensed.

     In addition, on June 23, 1999, NextCard entered into a $150.0 million facility with ING Barings (U.S.) Capital Markets. NextCard's borrowings under this facility are secured by all credit card receivables that may be purchased using this facility. As of September 30, 1999, there were no amounts outstanding under the ING Barings facility.

6.  COMMITMENTS AND CONTINGENCIES

RENTAL COMMITMENTS

     NextCard leases its office space under separate lease agreements and has operating leases for office equipment. The minimum payments, by year and in the aggregate, under lease obligations with

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

6.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

RENTAL COMMITMENTS (CONTINUED)
initial or remaining terms of one year or more, some of which contain renewal options based on the then current fair market values, consist of the following at December 31, 1998 (In thousands):

1999............................................  $  780
2000............................................     786
2001............................................     716
2002............................................     650
2003............................................     663
                                                  ------
                                                  $3,595
                                                  ======

     In connection with NextCard's principal office lease, NextCard executed a $450,000 irrevocable standby letter of credit in favor of the landlord which expires on October 31, 1999. This letter of credit can be drawn on by the landlord under certain circumstances if NextCard defaults on the lease agreement. Rent expense for the period from inception to December 31, 1997 and for the year ended December 31, 1998 was $54,800 and $346,855, respectively.

PROCESSING AGREEMENT

     In December 1997, NextCard signed a five-year agreement with a third-party for processing of credit card receivables with a renewal option. The minimum payments, which must be made by NextCard, by year and in the aggregate, under the agreement are as follows at December 31, 1998 (In thousands):

1999............................................  $  275
2000............................................   1,000
2001............................................   2,500
2002............................................   3,750
                                                  ------
                                                  $7,525
                                                  ======

     Under the terms of the processing agreement, NextCard also received a $500,000 signing bonus from its third party processor which is being recognized as a reduction of servicing expense on a pro-rata basis over the five-year term of the contract. Cash payment of the signing bonus was received in January 1998. The unamortized portion of this bonus is included in accrued expenses and other liabilities in the consolidated balance sheets.

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

7.  SHAREHOLDERS' EQUITY

     NextCard has two classes of authorized stock: common stock and preferred stock. Each share of convertible preferred stock automatically converted into shares of common stock at the then effective conversion rate immediately upon the consummation of the IPO. A total of 32,625,734 of new common shares were issued.

     Under the amended articles of incorporation adopted as of May 13, 1999, 12,567,285 shares of convertible preferred stock are authorized to be issued in one or more series. Also, 77,432,715 shares of voting common stock are authorized and 10,000,000 shares of non-voting common stock are authorized.

COMMON STOCK

     On July 15, 1996, the Chairman, Chief Executive Officer and President of NextCard purchased 4,500,000 shares of newly issued common stock for aggregate consideration of $5,000, 75% of which were issued subject to NextCard's right, but not its obligation, to repurchase at the original issue price. NextCard's repurchase rights lapse semi-annually over a four year period, subject to continuing employment by NextCard. On April 2, 1997, the Chairman and Chief Executive Officer returned 450,000 of such shares to NextCard without consideration. Accordingly, as of December 31, 1997, and 1998 and September 30, 1999, 2,081,250, 1,237,500 and 393,750 shares were subject to repurchase, respectively. In the event that a sale of any such shares to any competitor, former employee or certain other persons is proposed, NextCard has a right of first refusal to repurchase such shares at a negotiated price.

     On September 18, 1996, NextCard sold 2,272,500 shares of common stock to three of its employees (two of whom have since left NextCard's employment) for aggregate consideration of $10,100. Those shares of common stock are subject to NextCard's right to repurchase at the original issuance price. NextCard's repurchase rights to ten percent of the stock lapsed at the date of sale and the repurchase rights to the remaining shares lapse semi-annually over a four year period subject to continued employment by NextCard. During 1997, one of the employees returned 180,000 of such shares to NextCard without consideration, and NextCard exercised its right to repurchase 1,247,625 shares from employees who left NextCard. As of December 31, 1997 and 1998 and September 30, 1999, 318,938, 212,625 and 106,317 shares remain subject to repurchase, respectively.

     Common stock was reserved for issuances as follows (In thousands):

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1998            1999
Conversion of convertible preferred stock...................       32,626              --
Exercise of outstanding stock options.......................        6,976           7,434
Shares of common stock available for grant under the 1997
  Stock Plan................................................        1,987           5,802
Exercise of outstanding warrants............................        1,139           1,024
                                                               ----------      ----------
                                                                   42,728          14,260
                                                               ==========      ==========

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

7.  SHAREHOLDERS' EQUITY (CONTINUED)
CONVERTIBLE PREFERRED STOCK

     Convertible preferred stock issued and outstanding was as follows (in thousands):

                                 DECEMBER 31, 1997              DECEMBER 31, 1998
                            ---------------------------    ---------------------------
                                SHARES                         SHARES
                            OUTSTANDING(1)    AMOUNT(2)    OUTSTANDING(1)    AMOUNT(2)
Series A..................      2,756          $1,204           2,735         $ 1,195
Series B-1, B-2...........      6,354           3,494           6,354           3,494
Series C-1, C-2...........         --              --           9,133          11,671
Series D-1, D-2...........         --              --          14,404          38,366
                                -----          ------          ------         -------
                                9,110          $4,698          32,626         $54,726
                                =====          ======          ======         =======

------------
(1) The per share issuance price for Series A, Series B, Series C, and Series D was $0.44, $0.56, $1.29 and $2.67, respectively.

(2) Amount is net of issuance costs.

     Dividends on each series of convertible preferred stock are noncumulative and are payable, in any fiscal year, when and as declared by NextCard.

     Holders of Series C and D Convertible Preferred Stock were entitled to receive a liquidation preference prior and in preference to any distribution to the holders of Series A or Series B Convertible Preferred Stock and the common shareholders in an amount equal to all declared but unpaid dividends, if any, attributable to the Series C and D Convertible Preferred Stock, plus $1.29 and $2.67 per share of Series C and D Convertible Preferred Stock, respectively, adjusted for any combinations, consolidations, stock distributions or dividends. The liquidation preference for holders of Series C and D Convertible Preferred Stock was $11,770,984 at December 31, 1998.

     After payment of the prior liquidation preference to Series C and D Convertible Preferred Stock, holders of Series A and B Convertible Preferred Stock were entitled, prior and in preference to any common shareholders to receive an amount equal to all declared but unpaid dividends, if any, attributable to the Series A and B Convertible Preferred Stock plus $0.44 and $0.56 per share of Series A and B Convertible Preferred Stock, respectively, as adjusted for any combinations, consolidations, stock distributions or dividends. The liquidation preference for holders of Series A Convertible Preferred Stock was $1,225,000 and $1,215,624 at December 31, 1997 and 1998, respectively. The liquidation preference for holders of Series B Convertible Preferred Stock was $3,530,000 at December 31, 1997 and December 31, 1998.

     If the distributable assets are insufficient to permit payment to the Series C and D Preferred Shareholders of their preferential amount, then the entire amount of distributable assets, shall be distributed pro rata among the Series C and D Preferred Shareholders in proportion to their respective preferential amounts. Similarly, if the remaining distributable assets after payment of the Series C and D Preferred Shareholders' initial liquidation amount is insufficient to permit payment to the Series A and B Preferred Shareholders of their preferred amount, then the remaining

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

7.  SHAREHOLDERS' EQUITY (CONTINUED)

CONVERTIBLE PREFERRED STOCK (CONTINUED)
distributable assets shall be distributed pro rata among the Series A and B Preferred Shareholders in proportion to their respective preferential amounts.

     Following payment of such liquidation preference, the remaining assets, if any, will be available for distribution to the holders of NextCard's Common Stock, except that the holders of the Series C and D Convertible Preferred Stock are entitled to participate with the holders of NextCard's Common Stock until holders of Series C Convertible Preferred Stock have received a total of $2.58 per share and the holders of Series D Convertible Preferred Stock have received a total of $6.67 per share.

     Each share of Series A, B-1, C-1 and D-1 Convertible Preferred Stock carries voting rights ("Voting Preferred"). Each holder of Voting Preferred is entitled to the number of votes equal to the number of shares of common stock into which such shares of Voting Preferred held by such Preferred Shareholder could then be converted; provided, however, that each holder of Series A Convertible Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Series A Convertible Preferred Stock held by such Preferred Shareholder could then be converted, times 1.1. Shares of Series B-2, C-2 and D-2 Convertible Preferred Stock are non-voting, except as otherwise required by the relevant provisions of California law.

8.  STOCK OPTION PLAN AND WARRANTS

STOCK OPTION PLAN

     Under the 1997 Stock Plan ("the Plan"), NextCard offers options to purchase shares of its common stock to employees, including officers and directors of, and consultants to, NextCard who are not also employees of NextCard. At December 31, 1997 and 1998, and September 30, 1999, NextCard had reserved 5,130,000, 9,000,000 and 14,625,000 shares of common stock for issuance through the Plan. The Plan is administered by the Board of Directors. The Board of Directors may award a number of forms of stock-based compensation to eligible participants including incentive and nonqualified stock options which generally vest over a four year period. Restricted stock purchase rights may also be granted under the Plan.

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

8.  STOCK OPTION PLAN AND WARRANTS (CONTINUED)

STOCK OPTION PLAN (CONTINUED)
     The following summarizes stock option activity and related information during the period from plan inception to December 31, 1997, the year ended December 31, 1998, and the nine months ended September 30, 1999:

                                                                                WEIGHTED
                                                                                AVERAGE
                                                                                EXERCISE
                                                SHARES      EXERCISE PRICE       PRICE
                                                ------      --------------      --------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Outstanding at April 2, 1997 (Plan
inception)...................................       --                  --           --
  Granted....................................    2,345      $0.04 - $ 0.06        $0.05
  Forfeited..................................     (315)     $         0.04        $0.04
                                                ------      --------------        -----
Outstanding at December 31, 1997.............    2,030      $0.04 - $ 0.06        $0.05
  Granted....................................    5,419      $0.06 - $ 0.56        $0.16
  Exercised..................................      (37)     $0.04 - $ 0.06        $0.05
  Forfeited..................................     (435)     $0.06 - $ 0.33        $0.09
                                                ------      --------------        -----
Outstanding at December 31, 1998.............    6,977      $0.04 - $ 0.56        $0.13
  Granted....................................    2,817      $1.67 - $23.94        $9.61
  Exercised..................................   (1,352)     $0.04 - $ 0.13        $0.06
  Forfeited..................................   (1,008)     $0.06 - $23.94        $5.00
                                                ------      --------------        -----
Outstanding at September 30, 1999
  (unaudited)................................    7,434      $0.04 - $23.94        $3.08
                                                ======      ==============        =====
Options exercisable at December 31, 1997.....      204      $         0.04        $0.04
                                                ======      ==============        =====
Options exercisable at December 31, 1998.....      802      $0.04 - $ 0.13        $0.05
                                                ======      ==============        =====
Options exercisable at September 30, 1999
  (unaudited)................................    1,074      $0.04 - $ 0.33        $0.08
                                                ======      ==============        =====

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

8.  STOCK OPTION PLAN AND WARRANTS (CONTINUED)

STOCK OPTION PLAN (CONTINUED)
     Exercise prices for stock options outstanding as of December 31, 1997 and 1998, and September 30, 1999, and the weighted average remaining contractual life are as follows (In thousands, except per share data):

                                                        WEIGHTED AVERAGE
                                           OPTIONS         REMAINING          NUMBER
EXERCISE PRICES                          OUTSTANDING    CONTRACTUAL LIFE    EXERCISABLE
---------------                          -----------    ----------------    -----------
December 31, 1997
$0.04..................................     1,292          9.5 years             204
  $0.05................................       738          9.8 years              --
                                            -----                              -----
                                            2,030                                204
                                            =====                              =====
December 31, 1998
  $0.04................................     1,203          8.5 years             500
  $0.05................................     2,150          9.6 years             289
  $0.06................................       225          4.6 years              --
  $0.13................................     1,433          9.7 years              13
  $0.14................................     1,125          4.7 years              --
  $0.33................................       248          9.8 years              --
  $0.56................................       593          9.9 years              --
                                            -----                              -----
                                            6,977                                802
                                            =====                              =====
September 30, 1999
  $0.04................................       675          7.9 years             240
  $0.05................................     1,565          9.0 years             437
  $0.06................................       169          4.0 years              28
  $0.13................................       966          9.1 years              86
  $0.14................................     1,125          4.1 years             282
  $0.33................................       264          9.2 years               1
  $0.56................................       591          9.3 years              --
  $1.67................................       152          9.4 years              --
  $6.67................................     1,305          9.5 years              --
  $15.00...............................       219          9.6 years              --
  $23.50...............................       344          9.8 years              --
  $23.94...............................        59          9.9 years              --
                                            -----                              -----
                                            7,434                              1,074
                                            =====                              =====

     As discussed in Note 2, NextCard has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee and director stock-based awards because, as discussed

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

8.  STOCK OPTION PLAN AND WARRANTS (CONTINUED)

STOCK OPTION PLAN (CONTINUED)
below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock-based awards. Under APB Opinion No. 25, NextCard does not recognize compensation expense with respect to such awards if the exercise price equals or exceeds the fair value of the underlying security on the date of grant and other terms are fixed.

     The fair value of these awards for the purpose of the alternative fair value disclosures required by SFAS 123 was estimated as of the date of grant using the minimum value option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the options. Because NextCard's stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. For the purposes of NextCard's pro forma disclosures, the fair value of options granted during the period ended December 31, 1997, and the year ended December 31, 1998 was determined using the minimum value method with a risk-free interest rate of approximately 5.0%, an expected life of five years, and a dividend yield of zero.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. NextCard's pro forma information follows (In thousands, except per share data):

                                                      PERIOD FROM
                                                      INCEPTION TO     YEAR ENDED
                                                      DECEMBER 31,    DECEMBER 31,
                                                          1997            1998
Net Loss:
  As reported.......................................    $(1,886)      $    (16,064)
  Pro Forma.........................................     (1,889)           (16,533)
Basic and diluted net loss per common share:
  As reported.......................................    $ (1.08)      $      (5.07)
  Pro Forma.........................................      (1.08)             (5.22)

     The compensation cost associated with NextCard's stock-based compensation plans determined using the minimum value method prescribed above did not result in a material difference from the reported net loss for the period from June 5, 1996 (inception) to December 31, 1997 and the year ended December 31, 1998. Future pro forma net income results may be materially different from actual amounts reported.

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

8.  STOCK OPTION PLAN AND WARRANTS (CONTINUED)
DEFERRED STOCK COMPENSATION

     In connection with certain stock option grants to employees during the year ended December 31, 1998, NextCard recorded deferred stock compensation of $7,800,000 representing the difference between the exercise price and the deemed fair value of NextCard's common stock on the date such stock options were granted. Such amount is included as a reduction of shareholders' equity and is being amortized by charges to operations on a graded vesting method over the corresponding vesting period of each respective option, generally four years. In the year ended 1998, NextCard recorded amortization of deferred stock compensation expense of $1,800,000. At December 31, 1998, $6,000,000 of deferred stock compensation remained unamortized.

WARRANTS

     NextCard had outstanding the following warrants to purchase its securities:
(In thousands, except per share data)

                                           DECEMBER 31, 1998            SEPTEMBER 30, 1999
                                       --------------------------   --------------------------
                                       NUMBER OF      EXERCISE      NUMBER OF      EXERCISE
                                       WARRANTS       PRICE PER     WARRANTS       PRICE PER
         DESCRIPTION OF SERIES          ISSUED          SHARE        ISSUED          SHARE
  Common Stock.......................      515      $0.13 - $0.56     1,024      $0.22 - $20.00
  Series C-1 Convertible Preferred
  Stock..............................       39          $1.29            --           --
  Series D-1 Convertible Preferred
    Stock............................      585      $0.22 - $2.67        --           --
                                         -----                        -----
                                         1,139                        1,024           --
                                         =====                        =====

     These warrants were issued to third parties for services rendered and loan fees. At December 31, 1998, and September 30, 1999, 1,079,433 and 973,637
warrants were exercisable, respectively. Expenses related to the deemed fair market value of these warrants for services rendered by third parties were not material. As described further in Note 5, NextCard paid a loan structuring fee of $2,100,000 consisting of $725,000 in cash and 562,500 warrants with a deemed fair value of $1,375,000. The warrants are exercisable from March 24, 1997 to March 24, 2007. During the first quarter of 1999, NextCard paid a loan structuring fee to a finance company of $2,486,000 consisting of $50,000 in cash and 262,503 warrants with a deemed fair value of $2,436,000. The warrants are exercisable for two years from the date of the IPO.

9.  INCOME TAXES

     The provision for income taxes consists of the minimum California state franchise tax of $1,600 and results in an effective tax rate that differs from the federal statutory rate primarily due to net operating losses for which a valuation allowance has been established.

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

9.  INCOME TAXES (CONTINUED)
     The following is a summary of deferred tax assets (In thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                              1997      1998
Deferred tax assets:
Net operating loss carryforwards............................  $  95    $ 6,021
  Deferred start-up costs...................................    718        541
  Deferred revenue..........................................     --        209
  Other.....................................................     32         72
                                                              -----    -------
Total deferred tax assets...................................    845      6,843
Valuation allowance.........................................   (845)    (6,843)
                                                              -----    -------
Net deferred tax assets.....................................  $  --    $    --
                                                              =====    =======

     At December 31, 1998, NextCard had federal and California net operating loss carryforwards (NOLs) of approximately $14,200,000 available to offset future taxable income. The NOLs expire beginning in 2012 for federal purposes and 2005 for California purposes.

     Realization of NOLs is dependent on future taxable earnings, if any, the timing and the amount of which are uncertain. Accordingly, a valuation allowance in an amount equal to the deferred tax assets as of December 31, 1997 and 1998 has been established to reflect these uncertainties. The change in the valuation allowance was a net increase of $5,997,783 for the year ended December 31, 1998. During the period ended December 31, 1997, NextCard provided a valuation allowance of $845,217.

     Utilization of tax carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation could result in expiration of NOLs before full utilization.

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     As of December 31, 1997 and 1998, and September 30, 1999, the respective carrying values of NextCard's financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, accounts payable, accrued expenses and other liabilities, and certain other assets and liabilities that are considered financial instruments. Carrying values were estimated to approximate fair values for these financial instruments as they are short-term in nature and are receivable or payable on demand.

     The fair value of NextCard's long-term borrowings was estimated using a discounted cash flow model. The discount rates used were based on yield-curves appropriate for the remaining maturities of the instruments. The fair value of long-term debt at December 31, 1998 approximated its carrying value.

                         NEXTCARD, INC. AND SUBSIDIARY

 (INFORMATION AT SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1998
                             AND 1999 IS UNAUDITED)

11.  SUBSEQUENT EVENTS (UNAUDITED)

     On November 8, 1999, NextCard signed a five-year marketing agreement with Amazon.com, L.L.C. whereby NextCard and Amazon.com, L.L.C. will join to deliver co-branded credit card accounts originated on a customized website. NextCard will pay to Amazon.com, L.L.C. an origination fee for each co-branded credit card account, and will pay certain additional compensation including per account renewal fees on each account's anniversary date. Minimum account payments of $85.0 million (subject to performance requirements) will be made by NextCard to Amazon.com, L.L.C. over the term of the agreement. In addition, based on the number of credit card accounts originated, NextCard could pay up to an additional $17.5 million. Separately, NextCard received $22.5 million from Amazon.com, L.L.C. in exchange for a warrant to acquire up to 4.4 million common shares of NextCard. This warrant has an exercise price per share of $39.20, is fully vested and expires on November 8, 2002.

     In addition, on November 12, 1999, NextCard entered into a $220 million commercial paper conduit facility with First Union Securities. NextCard borrowings under this facility are secured by all credit card receivables that may be purchased using funds from this facility.

                       [INSIDE BACK COVER OF PROSPECTUS]

                               [MY VISA WEB PAGE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

             , 1999

                                      LOGO

                        7,000,000 SHARES OF COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE
                              GOLDMAN, SACHS & CO.
                           THOMAS WEISEL PARTNERS LLC
                             PRUDENTIAL SECURITIES
                           U.S. BANCORP PIPER JAFFRAY
                                 DLJDIRECT INC.
--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of NextCard have not changed since the date hereof.
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses payable by us in connection with the sale of the common stock we are offering, other than underwriting commissions and discounts. All amounts, except the SEC registration fee and the NASD Filing Fee, are estimates.

                            ITEM                              AMOUNT
                            ----                              ------
SEC registration fee........................................  $
NASD filing fee.............................................
Blue Sky fees and expenses..................................
Printing and engraving expenses.............................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Transfer Agent and Registrar fees...........................
Miscellaneous expenses......................................
                                                              ------
          Total.............................................  $
                                                              ======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Delaware law, our Amended and Restated Certificate of Incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of duty of loyalty to us or to our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law; and

     - for any transaction from which the director derived an improper personal benefit.

     The Amended and Restated Certificate of Incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our Amended and Restated Certificate of Incorporation covers negligence and gross negligence on the part of indemnified parties. The Amended and Restated Certificate of Incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.

     We have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of such person's services as a director or officer to us, any subsidiary of us or any other company or enterprise to which the person provides services at our request.

     The underwriting agreement (Exhibit 1.1) provides for indemnification by our underwriters, our directors, our officers who sign the registration statement, and our controlling persons for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     On July 15, 1996, we issued 4,500,000 shares of common stock to our founders for an aggregate consideration of $5,000. Of such shares, 450,000 subsequently were transferred to us as a capital contribution. A portion of the remaining 4,050,000 shares held by the founders are subject to our repurchase right. See "Certain Transactions."

     On September 18, 1996, we issued an aggregate of 2,272,500 shares of common stock to certain key employees for an aggregate consideration of $10,100. Of such shares, 180,000 were transferred to us as capital contributions and 1,247,625 were repurchased by us at a repurchase price of $0.004 per share.

     From December 1996 to March 1997, we issued an aggregate of 607,812 shares of Series A Preferred Stock (converted on May 14, 1999 into 2,756,250 shares of common stock) to 27 accredited investors for an aggregate consideration of $1,225,000. We subsequently cancelled 4,688 shares convertible into 21,056 common shares) in settlement of the outstanding balance attributable to a single promissory note.

     On April 2, 1997, we issued one consultant a warrant to purchase 67,500 shares of common stock at an exercise price of $0.44 per share. On May 7, 1999, this warrant was exercised by such consultant in full for cash.

     On May 15, 1997, we issued one consultant a warrant to purchase 95,963 shares of common stock at an exercise price of $0.56 per share. This warrant vests 1/8 every six months, commencing on May 15, 1997. On August 15, 1997, we issued the same consultant an additional warrant to purchase 70,677 shares of common stock at an exercise price of $0.56 per share. We issued both warrants in connection such consultant's provision of certain consulting services to us. On March 31, 1999, we issued a total of 106,663 shares of our common stock to the consultant upon such consultant's exercise in full of the August 15, 1997 warrant and of the vested amount of the May 15, 1997 warrant, in each case for cash. On October 1, 1999, we issued an additional 11,992 shares of our common stock to such consultant upon his exercise for cash of an additional vested amount of the May 15, 1997 warrant.

     From August to September 1997, we issued an aggregate of 1,412,000 shares of Series B-1 and Series B-2 Preferred Stock (converted on May 14, 1999 into 6,354,000 shares of common stock) to 23 accredited investors for an aggregate consideration of $3,530,000.

     On August 15, 1997, we issued one consultant warrants to purchase 70,677 shares of common stock and 95,963 shares of common stock, respectively, at an exercise price of $0.56 per share in connection with such consultant's provision of certain consulting services to us. Such consultant subsequently became one of our directors and surrendered to us the warrant to purchase 95,963 shares of common stock in exchange for a non-statutory option to purchase 95,963 shares of common stock, at an exercise price of $0.56 per share. The remaining outstanding warrant is exercisable, in whole or in part, in exchange for cash or for shares equal to the value of the warrant. In March 1999, this consultant assigned 2,250 shares of such warrant to each of six persons, for an aggregate assignment of 13,500 shares. Each of the six assignees has exercised his or her warrants for cash.

     On November 6, 1997, we issued one consultant a warrant to purchase 8,100 shares of common stock at an exercise price of $0.56 per share in connection with such consultant's provision of certain consulting services to us. The warrant is exercisable, in whole or in part, in exchange for cash or shares equal to the value of the warrant.

     On December 10, 1997, we issued one consultant a warrant to purchase 18,000 shares of common stock at an exercise price of $0.56 per share in connection with such consultant's provision of certain consulting services to us. The warrant was exercised for cash on June 19, 1999.

     On December 10, 1997, we issued one consultant a warrant to purchase 4,500 shares of common stock at an exercise price of $0.56 per share in connection with such consultant's provision of certain consulting services to us. In April 1999, we issued 4,500 shares of our common stock to such consultant upon her exercise for cash of the warrant.

     On February 24, 1998, we issued our legal counsel a warrant to purchase 4,500 shares of common stock at an exercise price of $0.44 per share in connection such legal counsel's provision of legal services to us. The warrant was exercised for cash on June 1, 1999.

     From May to June 1998, we issued an aggregate of 2,029,480 shares of Series C-1 and Series C-2 Preferred Stock (converted on May 14, 1999 into 9,132,660 shares of common stock) to 24 accredited investors for an aggregate consideration of $11,770,984.

     On June 1, 1998, we issued one financial institution a warrant to purchase 8,621 shares of Series C-1 Preferred Stock at an exercise price of $1.29 per share in connection with the execution of a loan and security agreement. Upon the closing of our initial public offering, the warrant became exercisable for 38,795 shares of our common stock at an exercise price of $1.29 per share.

     On July 28, 1998, we issued one former director a warrant to purchase 67,500 shares of common stock for an exercise price of $0.13 in connection with such individual's service as a member of our board of directors. This warrant was exercised in full for cash on May 7, 1999.

     On July 28, 1998, we issued one consultant a warrant to purchase 108,198 shares of common stock for an exercise price of $0.56 per share. This warrant was exercised in full for cash on May 7, 1999.

     In November 1998, we issued an aggregate of 13,200,871 shares of Series D-1 and D-2 Preferred Stock (converted on May 14, 1999 into 14,403,920 shares of common stock) to 45 accredited investors for an aggregate consideration of $38,410,452.

     On November 5, 1998, we issued to Silicon Valley Bank a warrant to purchase 5,000 shares of Series D-1 Preferred Stock at an exercise price of $2.67 per share in connection with its provision of our revolving line of credit. Upon the closing of our initial public offering, the warrant became exercisable for 22,500 shares of our common stock. The warrant is exercisable at any time, in whole or in part, prior to November 5, 2003, in exchange for cash or shares equal to the value of the warrant.

     On December 29, 1998, we issued to NextCard Funding Corp. one warrant to purchase 125,000 shares of Series D-1 Preferred Stock (converted on May 14, 1999 into 562,500 shares of common stock) at an exercise price of $0.22 per share in connection with the establishment of a secured lending facility arranged by Credit Suisse First Boston. The warrant is exercisable, in whole or in part, at any time prior to December 29, 2005, for cash or shares equal to the value of the warrant. The warrant has been transferred to Credit Suisse First Boston as partial payment for an origination fee.

     On each of February 9, 1999 and March 29, 1999, we issued to Comdisco, Inc., a warrant to purchase 29,167 shares of Series D-1 Preferred Stock (converted on May 14, 1999 into 131,252 shares of common stock) at an exercise price of $2.67 per share in connection with the execution of a loan and security agreement. The warrants are exercisable, in whole or in part, at any time prior to two years after the closing of our initial public offering, for cash or shares equal to the value of each warrant.

     On February 18, 1999, we issued to each of consultants a warrant to purchase 500 shares of Series D-1 Preferred Stock (converted on May 14,1999 into 2,250 shares of common stock) at an exercise price of $0.44 per share in connection with such consultants' provision of consulting services to us. The warrants are exercisable, in whole or in part, in exchange for cash or shares equal to the value of the warrant.

     On March 11, 1999, we issued one consultant a warrant to purchase 11,250 shares of Series D-1 Preferred Stock at an exercise price of $2.67 per share in connection with such consultant's provision of consulting services to us. The warrant is exercisable, in whole or in part, in exchange for cash or shares equal to the value of the warrant.

     On May 14, 1999, we issued to Comdisco, Inc. a warrant to purchase 42,857 shares of common stock at an exercise price of $114.00 per share in connection with a $5 million advance under our loan and security agreement. The warrant is exercisable in whole or in part, at any time prior to two years after the closing of our initial public offering, for cash or shares equal to the value of the warrant.

     On July 13, 1999, we issued one consultant a warrant to purchase 2,250 shares of common stock at an exercise price of $6.67 per share in connection with such consultant's provision of consulting services to us. The warrant is exercisable, in whole or in part, in exchange for cash or shares equal to the value of the warrant.

     On August 15, 1999, we issued Incurrent Solutions, Inc. a warrant to purchase 2,000 shares of common stock at an exercise price of $20.00 per share in connection with Incurrent's provision of computer consulting services to us. The warrant is subject to a one-year performance condition, after which it shall become exercisable, in whole or in part, in exchange for cash or shares equal to the value of the warrant.

     On November 8, 1999, we issued to Amazon.com a warrant to purchase 4,400,000 shares of common stock at an exercise price of $39.20 per share in conjunction with the execution of a co-branded credit card marketing arrangement. The warrant is exercisable, in whole or in part, in exchange for cash or shares equal to the value of the warrant.

     Since our inception, we have issued options to purchase an aggregate of 10,180,090 shares of our common stock to a number of our employees, directors and consultants.

     The issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering. In addition, certain issuances of stock options described above were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

EXHIBITS
 NUMBER                     DESCRIPTION OF DOCUMENT
--------                    -----------------------
 1.1++    Form of Underwriting Agreement.
 3.1++    Amended and Restated Certificate of Incorporation (filed as
          Exhibit 3.1 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference).
 3.2++    Amended and Restated Bylaws (filed as Exhibit 3.2 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
 4.1++    Form of Stock Certificate (filed as Exhibit 4.1 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
 4.2++    Warrant to Purchase Common Stock (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended
          September 30, 1999 and incorporated herein by reference).
 5.1++    Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
          A Professional Corporation, as to the validity of issuance of the common stock registered hereby.
10.1++    Form of Indemnification Agreement between NextCard and each of its officers and directors (filed as Exhibit 10.1 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
10.2++    Amended and Restated Stock Restriction Agreement dated March
          1999 between NextCard and Jeremy Lent (filed as Exhibit 10.2 to our Registration Statement on Form S-1 (No. 333-74755)
          and incorporated herein by reference).
10.3++    Stock Purchase and Restriction Agreement dated September 18,
          1996 between NextCard and Timothy Coltrell (filed as Exhibit
          10.3 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference).
10.4++    Form of Subscription Agreement for Series A Preferred Stock
          (filed as Exhibit 10.4 to our Registration Statement on Form
          S-1 (No. 333-74755) and incorporated herein by reference).
10.5++    Series B Preferred Stock Purchase Agreement dated August 15,
          1997 among NextCard and certain investors (filed as Exhibit
          10.5 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference).
10.6++    Office Lease dated September 24, 1997 between NextCard and
          Market & Second, Inc., as amended (filed as Exhibit 10.6 to our Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
10.7++    1997 Stock Plan and form of Option Agreement under 1997
          Stock Plan (filed as Exhibit 10.7 to our Registration
          Statement on Form S-1 (No. 333-74755) and incorporated
          herein by reference).
10.8++    Consumer Credit Card Program Agreement dated November 25,
          1997 between NextCard and Heritage Bank of Commerce (filed as Exhibit 10.8 to our Registration Statement on Form S-1
          (No. 333-74755) and incorporated herein by reference).
10.9++    Remittance Processing Services Agreement dated December 1,
          1997 between Heritage Bank of Commerce and National
          Processing Company (filed as Exhibit 10.9 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
10.10++   Professional Services Agreement dated October 14, 1998
          between Heritage Bank of Commerce and Response Data
          Corporation (filed as Exhibit 10.10 to our Registration
          Statement on Form S-1 (No. 333-74755) and incorporated
          herein by reference).

EXHIBITS
 NUMBER                     DESCRIPTION OF DOCUMENT
--------                    -----------------------
10.11++   Service Agreement dated December 22, 1997 between NextCard and First Data Resources Inc. (filed as Exhibit 10.11 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
10.12++   Master Services Agreement dated December 23, 1997 between
          NextCard and Exodus Communications, Inc. (filed as Exhibit
          10.12 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference).
10.13++   License Agreement dated May 1, 1998 between NextCard and
          Binary Compass Enterprises, Inc. (filed as Exhibit 10.13 to our Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
10.14++   Series C Preferred Stock Purchase Agreement dated May 13,
          1998 among NextCard and certain investors (filed as Exhibit
          10.14 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference).
10.15++   Sublease dated May 15, 1998 between NextCard and KAO
          Infosystems Company (filed as Exhibit 10.15 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference.)
10.16++   Master Lease Agreement dated May 22, 1998 between NextCard and Comdisco, Inc. (filed as Exhibit 10.16 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference.)
10.17++   Loan and Security Agreement dated June 17, 1998 by and
          between NextCard and Lighthouse Capital Partners II, L.P.
          (filed as Exhibit 10.17 to our Registration Statement on
          Form S-1 (No. 333-74755) and incorporated herein by
          reference.)
10.18++   Cardholder Rewards Program Agreement dated June 22, 1998
          between NextCard and Intellipost Corporation (subsequently renamed MyPoints.com) (filed as Exhibit 10.18 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference.)
10.19++   Form of Bottom Dollar Network Membership Agreement (filed as
          Exhibit 10.19 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference.)
10.20++   Series D Preferred Stock Purchase Agreement dated November
          5, 1998 among NextCard and certain investors (filed as
          Exhibit 10.20 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference.)
10.21+++  Loan Agreement dated December 29, 1998 between
          NextCardFunding Corp. and Credit Suisse First Boston (filed as Exhibit 10.21 to our Registration Statement on Form S-1
          (No. 333-74755) and incorporated herein by reference.)
10.22+++  Account Origination Agreement dated December 29, 1998 among
          NextCard, NextCard Funding Corp. and Heritage Bank of
          Commerce (filed as Exhibit 10.22 to our Registration
          Statement on Form S-1 (No. 333-74755) and incorporated
          herein by reference.)
10.23++   Employment Agreement dated as of January 1, 1999 between
          NextCard and Jeremy R. Lent (filed as Exhibit 10.23 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference.)
10.24++   Subordinated Loan and Security Agreement dated February 9,
          1999 between NextCard and Comdisco, Inc. (filed as Exhibit
          10.24 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference.)
10.25++   Consulting Agreement dated as of January 20, 1999 between
          NextCard and Bruce Rigione (filed as Exhibit 10.25 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference.

EXHIBITS
 NUMBER                     DESCRIPTION OF DOCUMENT
--------                    -----------------------
10.27++   Employee Stock Purchase Plan (filed as Exhibit 10.27 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference.
10.26++   Amendment Number One to Subordinated Loan and Security
          Agreement dated as of February 9, 1999 between NextCard,
          Inc., as Borrower, and Comdisco, Inc. as Lender (filed as
          Exhibit 10.26 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference.
10.27+++  Amended and Restated Pooling and Servicing Agreement, dated as of May 21, 1999, among NextCard Funding Corp, as
          Transferor, NextCard, Inc., as Servicer, and The Bank of New
          York, as Trustee (filed as Exhibit 10.1 to our Quarterly
          Report of Form 10-Q for the period ended June 30, 1999 and incorporated herein by reference).
10.28+++  Series 1999-1 Supplement, dated as of May 21, 1999, to the
          Amended and Restated Pooling and Servicing Agreement, among
          NextCard Funding Corp., as Transferor, NextCard, Inc., as
          Servicer, and the Bank of New York, as Trustee (filed as
          Exhibit 10.2 to our Quarterly Report of Form 10-Q for the
          period ended June 30, 1999 and incorporated herein by
          reference).
10.29+++  Series 1999-2 Supplement, dated as of May 21, 1999, to the
          Amended and Restated Pooling and Servicing Agreement, among
          NextCard Funding Corp., as Transferor, NextCard, Inc., as
          Servicer, and the Bank of New York, as Trustee (filed as
          Exhibit 10.3 to our Quarterly Report of Form 10-Q for the
          period ended June 30, 1999 and incorporated herein by
          reference).
10.30+++  Amended and Restated Account Origination Agreement dated May
          21, 1999, among NextCard, NextCard Funding Corp. and
          Heritage Bank of Commerce (filed as Exhibit 10.4 to our
          Quarterly Report of Form 10-Q for the period ended June 30,
          1999 and incorporated herein by reference).
10.31+++  Amendment No. 1, dated July 15, 1999, to Amended and
          Restated Account Origination Agreement, among NextCard,
          NextCard Funding Corp. and Heritage Bank of Commerce (filed as Exhibit 10.5 to our Quarterly Report of Form 10-Q for the
          period ended June 30, 1999 and incorporated herein by
          reference).
10.32+++  Certificate Purchase Agreement, dated May 21, 1999, among
          NextCard Funding Corp., as Transferor, NextCard, Inc., as
          Servicer, Sheffield Receivables Corporation, as Purchaser,
          and Barclays Bank PLC, as Agent (filed as Exhibit 10.6 to
          our Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
10.33+++  Certificate Purchase Agreement, dated June 16, 1999, among
          NextCard Funding Corp., as Transferor, NextCard, Inc., as
          Servicer, Holland Limited Securitization, Inc., as
          Purchaser, and ING Baring (U.S.) Capital Markets LLC, as
          Agent (filed as Exhibit 10.7 to our Quarterly Report of Form
          10-Q for the period ended June 30, 1999 and incorporated
          herein by reference).
10.34+++  Co-Branded Bankcard Agreement dated as of November 8, 1999 between NextCard, Inc. and Amazon.com, L.L.C. (filed as
          Exhibit 10.1 to our Registration Statement on Form 10-Q for
          the period ended September 30, 1999 and incorporated herein by reference).
10.35     Amendment No. 4 to Office Lease, dated as of June 30, 1999, by and between NextCard, Inc. and market and Second, Inc.
10.36+    Amended and Restated Pooling and Servicing Agreement, dated as of May 21, 1999 between NextBank, N.A. as Transferor and
          Servicer, and the Bank of New York, as Trustee.

EXHIBITS
 NUMBER                     DESCRIPTION OF DOCUMENT
--------                    -----------------------
10.37+    Certificate Purchase Agreement, dated as of November 10,
          1999, among NextBank, N.A. as the Transferor and the
          Servicer, Valuable Funding Capital Corporation, as the
          Purchaser, and First Union Securities, Inc., as the
          Administrative Agent.
23.1++    Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
          A Professional Corporation (included in Exhibit 5.1).
23.2      Consent of Ernst & Young LLP, Independent Auditors.
24.1++    Power of Attorney.
27.1      Financial Data Schedule.

-------------------------
  + Portions redacted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.

 ++ To be filed by amendment or incorporated therein by reference in connection with this offering of common stock.

+++

(a) FINANCIAL STATEMENT SCHEDULES

     All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offerings of such securities at that time shall be deemed to be the initial bona fide offerings thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, we have had duly caused this Form S-1 registration statement to be signed by the undersigned, thereunto duly authorized, in the city of San Francisco, State of California, on the 19th day of November, 1999.

                                          NEXTCARD, INC.

                                          By:      /s/ JEREMY R. LENT
                                            ------------------------------------
                                              Jeremy R. Lent
                                              Chairman of the Board, Chief
                                              Executive Officer and President

     Each person whose signature appears below constitutes and appoints John V. Hashman and Robert Linderman as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign any and all amendments (including post-effective amendments) and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person.

     Pursuant to the requirements of the Securities Act, this to registration statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                  TITLE                    DATE
                     ---------                                  -----                    ----

                /s/ JEREMY R. LENT                   Chairman of the Board, Chief  November 19, 1999
---------------------------------------------------  Executive Officer, President
                  Jeremy R. Lent                       and Director (Principal
                                                          Executive Officer)

                /s/ JOHN V. HASHMAN                    Chief Financial Officer     November 19, 1999
---------------------------------------------------    (Principal Financial and
                  John V. Hashman                        Accounting Officer)

               /s/ JEFFREY D. BRODY                            Director            November 19, 1999
---------------------------------------------------
                 Jeffrey D. Brody

                /s/ ALAN N. COLNER                             Director            November 19, 1999
---------------------------------------------------
                  Alan N. Colner

                /s/ TOD H. FRANCIS                             Director            November 19, 1999
---------------------------------------------------
                  Tod H. Francis

               /s/ SAFI U. QURESHEY                            Director            November 19, 1999
---------------------------------------------------
                 Safi U. Qureshey

               /s/ BRUCE G. RIGIONE                            Director            November 19, 1999
---------------------------------------------------
                 Bruce G. Rigione

                                 EXHIBIT INDEX

EXHIBITS
 NUMBER                     DESCRIPTION OF DOCUMENT
--------                    -----------------------
1.1++     Form of Underwriting Agreement.
3.1++     Amended and Restated Certificate of Incorporation (filed as
          Exhibit 3.1 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference).
3.2++     Amended and Restated Bylaws (filed as Exhibit 3.2 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
4.1++     Form of Stock Certificate (filed as Exhibit 4.1 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
4.2++     Warrant to Purchase Common Stock (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended
          September 30, 1999 and incorporated herein by reference).
5.1++     Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
          A Professional Corporation, as to the validity of issuance of the common stock registered hereby.
10.1++    Form of Indemnification Agreement between NextCard and each of its officers and directors (filed as Exhibit 10.1 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
10.2++    Amended and Restated Stock Restriction Agreement dated March
          1999 between NextCard and Jeremy Lent (filed as Exhibit 10.2 to our Registration Statement on Form S-1 (No. 333-74755)
          and incorporated herein by reference).
10.3++    Stock Purchase and Restriction Agreement dated September 18,
          1996 between NextCard and Timothy Coltrell (filed as Exhibit
          10.3 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference).
10.4++    Form of Subscription Agreement for Series A Preferred Stock
          (filed as Exhibit 10.4 to our Registration Statement on Form
          S-1 (No. 333-74755) and incorporated herein by reference).
10.5++    Series B Preferred Stock Purchase Agreement dated August 15,
          1997 among NextCard and certain investors (filed as Exhibit
          10.5 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference).
10.6++    Office Lease dated September 24, 1997 between NextCard and
          Market & Second, Inc., as amended (filed as Exhibit 10.6 to our Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
10.7++    1997 Stock Plan and form of Option Agreement under 1997
          Stock Plan (filed as Exhibit 10.7 to our Registration
          Statement on Form S-1 (No. 333-74755) and incorporated
          herein by reference).
10.8++    Consumer Credit Card Program Agreement dated November 25,
          1997 between NextCard and Heritage Bank of Commerce (filed as Exhibit 10.8 to our Registration Statement on Form S-1
          (No. 333-74755) and incorporated herein by reference).
10.9++    Remittance Processing Services Agreement dated December 1,
          1997 between Heritage Bank of Commerce and National
          Processing Company (filed as Exhibit 10.9 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
10.10++   Professional Services Agreement dated October 14, 1998
          between Heritage Bank of Commerce and Response Data
          Corporation (filed as Exhibit 10.10 to our Registration
          Statement on Form S-1 (No. 333-74755) and incorporated
          herein by reference).
10.11++   Service Agreement dated December 22, 1997 between NextCard and First Data Resources Inc. (filed as Exhibit 10.11 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).

EXHIBITS
 NUMBER                     DESCRIPTION OF DOCUMENT
--------                    -----------------------
10.12++   Master Services Agreement dated December 23, 1997 between
          NextCard and Exodus Communications, Inc. (filed as Exhibit
          10.12 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference).
10.13++   License Agreement dated May 1, 1998 between NextCard and
          Binary Compass Enterprises, Inc. (filed as Exhibit 10.13 to our Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
10.14++   Series C Preferred Stock Purchase Agreement dated May 13,
          1998 among NextCard and certain investors (filed as Exhibit
          10.14 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference).
10.15++   Sublease dated May 15, 1998 between NextCard and KAO
          Infosystems Company (filed as Exhibit 10.15 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference.)
10.16++   Master Lease Agreement dated May 22, 1998 between NextCard and Comdisco, Inc. (filed as Exhibit 10.16 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference.)
10.17++   Loan and Security Agreement dated June 17, 1998 by and
          between NextCard and Lighthouse Capital Partners II, L.P.
          (filed as Exhibit 10.17 to our Registration Statement on
          Form S-1 (No. 333-74755) and incorporated herein by
          reference.)
10.18++   Cardholder Rewards Program Agreement dated June 22, 1998
          between NextCard and Intellipost Corporation (subsequently renamed MyPoints.com) (filed as Exhibit 10.18 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference.)
10.19++   Form of Bottom Dollar Network Membership Agreement (filed as
          Exhibit 10.19 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference.)
10.20++   Series D Preferred Stock Purchase Agreement dated November
          5, 1998 among NextCard and certain investors (filed as
          Exhibit 10.20 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference.)
10.21+++  Loan Agreement dated December 29, 1998 between
          NextCardFunding Corp. and Credit Suisse First Boston (filed as Exhibit 10.21 to our Registration Statement on Form S-1
          (No. 333-74755) and incorporated herein by reference.)
10.22+++  Account Origination Agreement dated December 29, 1998 among
          NextCard, NextCard Funding Corp. and Heritage Bank of
          Commerce (filed as Exhibit 10.22 to our Registration
          Statement on Form S-1 (No. 333-74755) and incorporated
          herein by reference.)
10.23++   Employment Agreement dated as of January 1, 1999 between
          NextCard and Jeremy R. Lent (filed as Exhibit 10.23 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference.)
10.24++   Subordinated Loan and Security Agreement dated February 9,
          1999 between NextCard and Comdisco, Inc. (filed as Exhibit
          10.24 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference.)
10.25++   Consulting Agreement dated as of January 20, 1999 between
          NextCard and Bruce Rigione (filed as Exhibit 10.25 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference.
10.27++   Employee Stock Purchase Plan (filed as Exhibit 10.27 to our
          Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference.

EXHIBITS
 NUMBER                     DESCRIPTION OF DOCUMENT
--------                    -----------------------
10.26++   Amendment Number One to Subordinated Loan and Security
          Agreement dated as of February 9, 1999 between NextCard,
          Inc., as Borrower, and Comdisco, Inc. as Lender (filed as
          Exhibit 10.26 to our Registration Statement on Form S-1 (No.
          333-74755) and incorporated herein by reference.
10.27+++  Amended and Restated Pooling and Servicing Agreement, dated as of May 21, 1999, among NextCard Funding Corp, as
          Transferor, NextCard, Inc., as Servicer, and The Bank of New
          York, as Trustee (filed as Exhibit 10.1 to our Quarterly
          Report of Form 10-Q for the period ended June 30, 1999 and incorporated herein by reference).
10.28+++  Series 1999-1 Supplement, dated as of May 21, 1999, to the
          Amended and Restated Pooling and Servicing Agreement, among
          NextCard Funding Corp., as Transferor, NextCard, Inc., as
          Servicer, and the Bank of New York, as Trustee (filed as
          Exhibit 10.2 to our Quarterly Report of Form 10-Q for the
          period ended June 30, 1999 and incorporated herein by
          reference).
10.29+++  Series 1999-2 Supplement, dated as of May 21, 1999, to the
          Amended and Restated Pooling and Servicing Agreement, among
          NextCard Funding Corp., as Transferor, NextCard, Inc., as
          Servicer, and the Bank of New York, as Trustee (filed as
          Exhibit 10.3 to our Quarterly Report of Form 10-Q for the
          period ended June 30, 1999 and incorporated herein by
          reference).
10.30+++  Amended and Restated Account Origination Agreement dated May
          21, 1999, among NextCard, NextCard Funding Corp. and
          Heritage Bank of Commerce (filed as Exhibit 10.4 to our
          Quarterly Report of Form 10-Q for the period ended June 30,
          1999 and incorporated herein by reference).
10.31+++  Amendment No. 1, dated July 15, 1999, to Amended and
          Restated Account Origination Agreement, among NextCard,
          NextCard Funding Corp. and Heritage Bank of Commerce (filed as Exhibit 10.5 to our Quarterly Report of Form 10-Q for the
          period ended June 30, 1999 and incorporated herein by
          reference).
10.32+++  Certificate Purchase Agreement, dated May 21, 1999, among
          NextCard Funding Corp., as Transferor, NextCard, Inc., as
          Servicer, Sheffield Receivables Corporation, as Purchaser,
          and Barclays Bank PLC, as Agent (filed as Exhibit 10.6 to
          our Registration Statement on Form S-1 (No. 333-74755) and
          incorporated herein by reference).
10.33+++  Certificate Purchase Agreement, dated June 16, 1999, among
          NextCard Funding Corp., as Transferor, NextCard, Inc., as
          Servicer, Holland Limited Securitization, Inc., as
          Purchaser, and ING Baring (U.S.) Capital Markets LLC, as
          Agent (filed as Exhibit 10.7 to our Quarterly Report of Form
          10-Q for the period ended June 30, 1999 and incorporated
          herein by reference).
10.34+++  Co-Branded Bankcard Agreement, dated as of November 8, 1999 between NextCard, Inc. and Amazon.com, L.L.C. (filed as
          Exhibit 10.1 to our Quarterly Report on Form 10-Q for the
          period ended September 30, 1999 and incorporated herein by reference.
10.35     Amendment No. 4 to Office Lease, dated as of June 30, 1999, by and between NextCard, Inc. and market and Second, Inc.
10.36+    Amended and Restated Pooling and Servicing Agreement, dated as of May 21, 1999 between NextBank, N.A. as Transferor and
          Servicer, and the Bank of New York, as Trustee.
10.37+    Certificate Purchase Agreement, dated as of November 10,
          1999, among NextBank, N.A. as the Transferor and the
          Servicer, Valuable Funding Capital Corporation, as the
          Purchaser, and First Union Securities, Inc., as the
          Administrative Agent.

EXHIBITS
 NUMBER                     DESCRIPTION OF DOCUMENT
--------                    -----------------------
23.1++    Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
          A Professional Corporation (included in Exhibit 5.1).
23.2      Consent of Ernst & Young LLP, Independent Auditors.
24.1++    Power of Attorney.
27.1      Financial Data Schedule.

-------------------------
 + Portions redacted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.

++ To be filed by amendment or incorporated herein by reference in connection with this offering of the common stock.